SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

Company data
Capital Composition	1
Individual financial statements
Balance sheet - Assets	2
Balance sheet – Liabilities	3
Statement of operations	5
Statement of comprehensive income (loss)	6
Statement of cash flows	7
Statements of changes in Equity
01/01/2013 to 03/31/2013	8
01/01/2012 to 03/31/2012	9
Statement of value added	10
Consolidated Financial Statements
Balance sheet - Assets	11
Balance sheet – Liabilities	12
Statement of operations	14
Statement of comprehensive income (loss)	15
Statement of cash flows	16
Statements of changes in Equity
01/01/2013 to 03/31/2013	17
01/01/2012 to 03/31/2012	18
Statement of value added	19
Comments on performance	20
Notes to interim financial information	53
Comments on Company’s Business Projections	105
Other information deemed relevant by the Company	106
Reports and statements
Report on review of interim financial information	N/A
Management statement of interim financial information	111
Management statement on the report on review of interim financial information	112

0

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

COMPANY DATA / CAPITAL COMPOSITION

Number of Shares (in thousands)	CURRENT QUARTER 3/31/2013
Paid-in Capital
Common	431,629
Preferred	0
Total	431,629
Treasury shares
Common	1,600
Preferred	0
Total	1,600

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET – ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2013	PRIOR YEAR 12/31/2012
1	Total Assets	6,188,554	6,435,206
1.01	Current Assets	2,016,164	2,193,251
1.01.01	Cash and cash equivalents	23,480	95,836
1.01.01.01	Cash and banks	16,872	30,546
1.01.01.02	Short-term investments	6,608	65,290
1.01.02	Short-term investments	241,729	307,704
1.01.02.01	Fair value of short-term investments	241,729	307,704
1.01.02.01.02	Short-term investments – held for trading	241,729	307,704
1.01.03	Accounts receivable	855,827	826,531
1.01.03.01	Trade accounts receivable	855,827	826,531
1.01.03.01.01	Receivables from clients of developments	840,767	804,458
1.01.03.01.02	Receivables from clients of construction and services rendered	15,060	22,073
1.01.04	Inventories	671,003	730,869
1.01.04.01	Properties for sale	671,003	730,869
1.01.07	Prepaid expenses expenses	36,108	40,470
1.01.07.01	Prepaid expenses and others	36,108	40,470
1.01.08	Other current assets	188,017	191,841
1.01.08.01	Non current assets for sale	5,800	14,000
1.01.08.03	Others	182,217	177,841
1.01.08.03.01	Others accounts receivable and others	22,381	16,259
1.01.08.03.02	Derivative financial instruments	4,747	5,088
1.01.08.03.03	Receivables from related parties	155,089	156,494
1.02	Non current assets	4,172,390	4,241,955
1.02.01	Non current assets	667,643	638,005
1.02.01.03	Accounts receivable	233,114	237,485
1.02.01.03.01	Receivables from clients of developments	233,114	237,485
1.02.01.04	Inventories	223,621	194,765
1.02.01.09	Others non current assets	210,908	205,755
1.02.01.09.03	Others accounts receivable and others	121,361	119,948
1.02.01.09.04	Receivables from related parties	86,077	80,327
1.02.01.09.05	Derivative financial instruments	3,470	5,480
1.02.02	Investments	3,444,480	3,547,195
1.02.02.01	Interest in associates and affiliates	3,273,547	3,375,772
1.02.02.01.02	Interest in subsidiaries	3,146,701	3,149,641
1.02.02.01.04	Other investments	126,846	226,131
1.02.02.02	Interest in subsidiaries	170,933	171,423
1.02.02.02.01	Interest in subsidiaries - goodwill	170,933	171,423
1.02.03	Property and equipment	15,718	16,908
1.02.03.01	Operation property and equipment	15,718	16,908
1.02.04	Intangible assets	44,549	39,847
1.02.04.01	Intangible assets	44,549	39,847

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

INDIVIDUAL BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2013	PRIOR YEAR 12/31/2012
2	Total Liabilities	6,188,554	6,435,206
2.01	Current liabilities	1,661,733	1,710,192
2.01.01	Social and labor obligations	53,574	46,901
2.01.01.02	Labor obligations	53,574	46,901
2.01.01.02.01	Salaries, payroll charges and profit sharing	53,574	46,901
2.01.02	Suppliers	58,797	44,484
2.01.02.01	Local suppliers	58,797	44,484
2.01.03	Tax obligations	27,390	27,919
2.01.03.01	Federal tax obligations	27,390	27,919
2.01.04	Loans and financing	554,044	541,060
2.01.04.01	Loans and financing	345,880	356,781
2.01.04.02	Debentures	208,164	184,279
2.01.05	Others obligations	913,658	991,258
2.01.05.01	Payables to related parties	408,356	473,214
2.01.05.02	Others	505,302	518,044
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	226,580	246,218
2.01.05.02.05	Other obligations	99,295	90,953
2.01.05.02.06	Payables to venture partners	113,781	110,513
2.01.05.02.07	Obligations assumed on the assignment of receivables	65,646	70,360
2.01.06	Provisions	54,270	58,570
2.01.06.01	Tax, labor and civel lawsuits	54,270	58,570
2.01.06.01.01	Tax lawsuits	370	372
2.01.06.01.02	Labor lawsuits	21,685	18,410
2.01.06.01.04	Civel lawsuits	32,215	39,788
2.02	Non current liabilities	2,037,464	2,180,510
2.02.01	Loans and financing	1,785,668	1,808,593
2.02.01.01	Loans and financing	793,406	818,973
2.02.01.01.01	Loans and financing in local currency	793,406	818,973
2.02.01.02	Debentures	992,262	989,620
2.02.02	Others obligations	119,195	238,194
2.02.02.02	Others	119,195	238,194
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	28,307	34,189
2.02.02.02.04	Other liabilities	24,178	22,047
2.02.02.02.05	Payables to venture partners	19,535	119,535
2.02.02.02.06	Obligations assumed on the assignment of receivables	47,175	62,423
2.02.03	Deferred taxes	63,926	63,926
2.02.03.01	Deferred income tax and social contribution	63,926	63,926
2.02.04	Provisions	68,675	69,797
2.02.04.01	Tax, labor and civel lawsuits	68,675	69,797
2.02.04.01.04	Civel lawsuits	68,675	69,797
2.03	Equity	2,489,357	2,544,504
2.03.01	Capital	2,735,794	2,735,794
2.03.02	Capital Reserves	35,559	35,233
2.03.02.04	Granted options	112,843	108,181
2.03.02.05	Treasury shares	-6,067	-1,731
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.05	Accumulated losses	-281,996	-226,523

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

INDIVIDUAL STATEMENT OF OPERATIONS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 1/1/2013 to 3/31/2013	PRIOR YEAR QUARTER 1/1/2012 to 3/31/2012
3.01	Gross Sales and/or Services	302,267	313,022
3.01.01	Real estate development and sales and construction services rendered	329,552	355,046
3.01.03	Taxes on sales and services	-27,285	-42,024
3.02	Cost of sales and/or services	-234,512	-243,480
3.02.01	Cost of real estate development	-234,512	-243,480
3.03	Gross profit	67,755	69,542
3.04	Operating expenses/income	-81,115	-56,346
3.04.01	Selling expenses	-28,549	-22,358
3.04.02	General and administrative expenses	-30,374	-32,991
3.04.05	Other operating expenses	-10,223	-13,455
3.04.05.01	Depreciation and amortization	-6,209	-11,468
3.04.05.02	Other operating expenses	-4,014	-1,987
3.04.06	Equity pick-up	-11,969	12,458
3.05	Income (loss) before financial results and income taxes	-13,360	13,196
3.06	Financial	-42,113	-41,462
3.06.01	Financial income	7,206	4,171
3.06.02	Financial expenses	-49,319	-45,633
3.07	Income before income taxes	-55,473	-28,266
3.08	Income and social contribution taxes	0	-3,249
3.08.01	Current	0	-6,979
3.08.02	Deferred	0	3,730
3.09	Income (loss) from continuing operation	-55,473	-31,515
3.11	Income (loss) for the period	-55,473	-31,515
3.99	Income (loss) per share (Reais)
3.99.01	Basic earnings (loss) per share
3.99.01.01	ON	-0,12840	-0,07290
3.99.02	Diluted earnings (loss) per share
3.99.02.01	ON	-0,12840	-0,07290

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

INDIVIDUAL STATEMENT OF COMPREHENSIVE INCOME (LOSS) (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 1/1/2013 to 3/31/2013	PRIOR YEAR QUARTER 1/1/2012 to 3/31/2012
4.01	Income (loss) for the period	-55,473	-31,515
4.03	Comprehensive income (loss) for the period	-55,473	-31,515

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

INDIVIDUAL STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 1/1/2013 to 3/31/2013	PRIOR YEAR QUARTER 1/1/2012 to 3/31/2012
6.01	Net cash from operating activities	15,845	124,462
6.01.01	Cash generated in the operations	1,472	14,673
6.01.01.01	Loss before income and social contribution taxes	-55,473	-28,266
6.01.01.02	Equity pick-up	11,969	-12,458
6.01.01.03	Stock options expenses	4,629	6,034
6.01.01.04	Unrealized interest and finance charges, net	23,157	23,010
6.01.01.05	Financial instruments	2,350	-1,801
6.01.01.06	Depreciation and amortization	6,209	11,468
6.01.01.07	Provision for legal claims	3,436	3,755
6.01.01.08	Provision for profit sharing	4,900	6,250
6.01.01.09	Warranty provision	-227	624
6.01.01.10	Write-off of property and equipment, net	1,030	20
6.01.01.11	Allowance for doubtful accounts	-3,965	2,115
6.01.01.12	Provision for realization of non-financial assets – properties for sale	-561	-4,278
6.01.01.13	Provision for realization of non-financial assets – intangible	490	0
6.01.01.14	Provision for penalties due to delay in construction works	3,528	8,200
6.01.02	Variation in Assets and Liabilities	14,373	109,789
6.01.02.01	Trade accounts receivable	-40,922	16,579
6.01.02.02	Properties for sale	39,771	46,480
6.01.02.03	Other accounts receivable	-5,820	-1,596
6.01.02.04	Prepaid expenses	4,362	-16,580
6.01.02.05	Obligations for purchase of land and adv. from customers	-25,519	-87,082
6.01.02.06	Taxes and contributions	-529	30,969
6.01.02.07	Suppliers	14,314	1,264
6.01.02.08	Salaries and payable charges	1,772	247
6.01.02.09	Transactions with related parties	39,827	185,281
6.01.02.10	Other obligations	-12,883	-58,794
6.01.02.11	Paid income and social contribution taxes	0	-6,979
6.02	Net cash from investing activities	47,380	-58,506
6.02.01	Purchase of property and equipment and intangible assets	-10,752	-16,648
6.02.02	Additional investments in subsidiaries	-11,343	-26,507
6.02.03	Redemption of short-term investments	277,709	105,058
6.02.04	Short-term investments	-211,734	-124,934
6.02.05	Received dividends	3,500	4,525
6.03	Net cash from financing activities	-135,581	-88,531
6.03.02	Loans and financing obtained	99,302	110,804
6.03.03	Payment of loans and financing	-129,133	-96,262
6.03.06	Loan transactions with related parties	-5,750	-6,620
6.03.07	Payables to venture partners	-100,000	-96,453
6.05	Net decrease of cash and cash equivalents	-72,356	-22,575
6.05.01	Cash and cash equivalents at the beginning of the period	95,836	32,226
6.05.02	Cash and cash equivalents at the end of the period	23,480	9,651

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2013 TO 03/31/2013 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated losses	Others comprehensive income	Total Equity
5.01	Opening balance	2,735,794	35,233	0	-226,523	0	2,544,504
5.03	Opening adjusted balance	2,735,794	35,233	0	-226,523	0	2,544,504
5.04	Capital transactions with shareholders	0	326	0	0	0	326
5.04.03	Realization of granted options	0	4,662	0	0	0	4,662
5.04.04	Acquired treasury shares	0	-4,336	0	0	0	-4,336
5.05	Total of comprehensive loss	0	0	0	-55,473	0	-55,473
5.05.01	Loss for the period	0	0	0	-55,473	0	-55,473
5.07	Closing balance	2,735,794	35,559	0	-281,996	0	2,489,357

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

INDIVIDUAL STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2012 TO 03/31/2012 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated deficit	Others comprehensive income	Total equity
5.01	Opening balance	2,734,157	16,335	0	-102,019	0	2,648,473
5.03	Opening Adjusted balance	2,734,157	16,335	0	-102,019	0	2,648,473
5.04	Capital transactions with shareholders	0	6,179	0	0	0	6,179
5.04.02	Expenditures with public offering	0	6,179	0	0	0	6,179
5.05	Comprehensive Income	0	0	0	-31,515	0	-31,515
5.05.01	Loss for the period	0	0	0	-31,515	0	-31,515
5.07	Closing balance	2,734,157	22,514	0	-133,534	0	2,623,137

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 1/1/2013 to 3/31/2013	PRIOR YEAR QUARTER 1/1/2012 to 3/31/2012
7.01	Revenues	329,552	355,045
7.01.01	Real estate development, sale and services	329,552	357,160
7.01.04	Allowance for doubtful accounts	0	-2,115
7.02	Inputs acquired from third parties	-239,021	-259,836
7.02.01	Cost of Sales and/or Services	-219,092	-222,595
7.02.02	Materials, energy, outsourced labor and other	-19,929	-37,241
7.03	Gross added value	90,531	95,209
7.04	Retentions	-6,209	-11,468
7.04.01	Depreciation, amortization and depletion	-6,209	-11,468
7.05	Net added value produced by the Company	84,322	83,741
7.06	Added value received on transfer	-4,763	16,629
7.06.01	Equity pick-up	-11,969	12,458
7.06.02	Financial income	7,206	4,171
7.07	Total added value to be distributed	79,559	100,370
7.08	Added value distribution	79,559	100,370
7.08.01	Personnel and payroll charges	37,191	17,833
7.08.02	Taxes and contributions	33,102	47,534
7.08.03	Compensation – Interest	64,739	66,518
7.08.04	Compensation – Company capital	-55,473	-31,515
7.08.04.03	Retained losses	-55,473	-31,515

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2013	PRIOR YEAR 12/31/2012
1	Total Assets	8,530,374	8,714,662
1.01	Current Assets	6,170,781	6,406,346
1.01.01	Cash and cash equivalents	676,158	587,956
1.01.01.01	Cash and banks	243,656	219,453
1.01.01.02	Short-term investments	432,502	368,503
1.01.02	Short-term investments	767,486	979,799
1.01.02.01	Fair value of short-term investments	767,486	979,799
1.01.02.01.02	Short-term investments – held for trading	767,486	979,799
1.01.03	Accounts receivable	2,492,119	2,493,170
1.01.03.01	Trade accounts receivable	2,492,119	2,493,170
1.01.03.01.01	Receivables from clients of developments	2,491,042	2,468,348
1.01.03.01.02	Receivables from clients of construction and services rendered	1,077	24,822
1.01.04	Inventories	1,824,553	1,901,670
1.01.07	Prepaid expenses	55,571	61,685
1.01.07.01	Prepaid expenses and others	55,571	61,685
1.01.08	Other current assets	354,894	382,066
1.01.08.01	Non current assets for sale	141,644	139,359
1.01.08.03	Others	213,250	242,707
1.01.08.03.01	Others accounts receivable	83,749	77,573
1.01.08.03.02	Receivables from related parties	121,701	155,910
1.01.08.03.03	Derivative financial instruments	7,800	9,224
1.02	Non Current assets	2,359,593	2,308,316
1.02.01	Non current assets	1,469,754	1,385,494
1.02.01.03	Accounts receivable	740,058	820,774
1.02.01.03.01	Receivables from clients of developments	740,058	820,774
1.02.01.04	Inventories	435,086	274,034
1.02.01.09	Others non current assets	294,610	290,686
1.02.01.09.03	Others accounts receivable and others	167,267	165,154
1.02.01.09.04	Receivables from related parties	121,423	115,089
1.02.01.09.05	Derivative financial instruments	5,920	10,443
1.02.02	Investments	611,101	646,590
1.02.02.01	Interest in associates and affiliates	611,101	646,590
1.02.02.01.01	Interest in subsidiaries	611,101	646,590
1.02.03	Property and equipment	44,801	46,145
1.02.03.01	Operation property and equipment	44,801	46,145
1.02.04	Intangible assets	233,937	230,087
1.02.04.01	Intangible assets	63,004	58,664
1.02.04.02	Goodwill	170,933	171,423

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

CONSOLIDATED BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2013	PRIOR YEAR 12/31/2012
2	Total Liabilities	8,530,374	8,714,662
2.01	Current liabilities	2,598,829	2,632,309
2.01.01	Social and labor obligations	119,593	104,585
2.01.01.02	Labor obligations	119,593	104,585
2.01.01.02.01	Salaries, payroll charges and profit sharing	119,593	104,585
2.01.02	Suppliers	153,896	154,763
2.01.02.01	Local suppliers	153,896	154,763
2.01.03	Tax obligations	197,124	222,578
2.01.03.01	Federal tax obligations	197,124	222,578
2.01.04	Loans and financing	993,956	960,333
2.01.04.01	Loans and financing	611,333	613,973
2.01.04.01.01	In Local Currency	611,333	613,973
2.01.04.02	Debentures	382,623	346,360
2.01.05	Others obligations	1,079,990	1,131,480
2.01.05.01	Paybales to related parties	76,339	129,254
2.01.05.02	Others	1,003,651	1,002,226
2.01.05.02.01	Minimum mandatory dividends	8,497	6,279
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	501,918	503,889
2.01.05.02.05	Payables to venture partners	184,819	161,373
2.01.05.02.06	Other obligations	180,364	196,346
2.01.05.02.07	Obligations assumed on assignment of receivables	128,053	134,339
2.01.06	Provisions	54,270	58,570
2.01.06.01	Tax, labor and civel lawsuits	54,270	58,570
2.01.06.01.01	Tax lawsuits	370	372
2.01.06.01.02	Labor lawsuits	21,685	18,410
2.01.06.01.04	Civel lawsuits	32,215	39,788
2.02	Non current liabilities	3,287,002	3,387,465
2.02.01	Loans and financing	2,718,685	2,680,104
2.02.01.01	Loans and financing	1,326,500	1,290,561
2.02.01.01.01	Loans and financing in local currency	1,326,500	1,290,561
2.02.01.02	Debentures	1,392,185	1,389,543
2.02.02	Other obligations	340,541	477,196
2.02.02.02	Others	340,541	477,196
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	67,444	70,194
2.02.02.02.04	Other obligations	119,546	88,709
2.02.02.02.05	Payables to venture partners	31,556	162,333
2.02.02.02.06	Obligations assumed on assignment of receivables	121,995	155,960
2.02.03	Deferred taxes	79,405	80,375
2.02.03.01	Deferred income tax and social contribution	79,405	80,375
2.02.04	Provisions	148,371	149,790
2.02.04.01	Tax, labor and civel lawsuits	148,371	149,790
2.02.04.01.01	Tax lawsuits	14,398	14,298
2.02.04.01.02	Labor lawsuits	41,783	36,665
2.02.04.01.04	Civel lawsuits	92,190	98,827
2.03	Equity	2,644,543	2,694,888

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

CONSOLIDATED BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2013	PRIOR YEAR 12/31/2012
2.03.01	Capital	2,735,794	2,735,794
2.03.01.01	Capital	2,735,794	2,735,794
2.03.02	Capital Reserves	35,559	35,233
2.03.02.04	Granted options	112,843	108,181
2.03.02.05	Treasury shares	-6,067	-1,731
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.05	Retained earnings/accumulated losses	-281,996	-226,523
2.03.09	Non-controlling interest	155,186	150,384

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

CONSOLIDATED STATEMENT OF OPERATIONS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 1/1/2013 to 3/31/2013	PRIOR YEAR QUARTER 1/1/2012 to 3/31/2012
3.01	Gross Sales and/or Services	668,591	831,684
3.01.01	Real estate development and sales and construction services rendered	717,802	904,781
3.01.03	Taxes on sales and services	-49,211	-73,097
3.02	Cost of sales and/or services	-510,315	-655,012
3.02.01	Cost of real estate development	-510,315	-655,012
3.03	Gross profit	158,276	176,672
3.04	Operating expenses/income	-139,830	-135,052
3.04.01	Selling expenses	-70,434	-55,301
3.04.02	General and administrative expenses	-76,949	-81,385
3.04.05	Other operating expenses	-14,260	-27,335
3.04.05.01	Depreciation and amortization	-10,297	-17,443
3.04.05.02	Other operating expenses	-3,963	-9,892
3.04.06	Equity pick-up	21,813	28,969
3.05	Income (loss) before financial results and income taxes	18,446	41,620
3.06	Financial	-56,302	-50,067
3.06.01	Financial income	23,531	15,828
3.06.02	Financial expenses	-79,833	-65,895
3.07	Income before income taxes	-37,856	-8,447
3.08	Income and social contribution taxes	-7,641	-16,253
3.08.01	Current	-8,611	-12,472
3.08.02	Deferred	970	-3,781
3.09	Income (loss) from continuing operation	-45,497	-24,700
3.11	Income (loss) for the period	-45,497	-24,700
3.11.01	Income (loss) attributable to the Company	-55,473	-31,515
3.11.02	Net income attributable to non-controlling interests	9,976	6,815
3.99	Income (loss) per share (Reais)
3.99.01	Basic earnings (loss) per share
3.99.01.01	ON	-0,12840	-0,07290
3.99.02	Diluted earnings (loss) per share
3.99.02.01	ON	-0,12840	-0,07290

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 1/1/2013 to 3/31/2013	PRIOR YEAR QUARTER 1/1/2012 to 3/31/2012
4.01	Income (loss) for the period	-45,497	-24,700
4.03	Consolidated comprehensive income (loss) for the period	-45,497	-24,700
4.03.01	Income (loss) attributable to Gafisa	-55,473	-31,515
4.03.02	Net income attributable to the noncontrolling interests	9,976	6,815

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 1/1/2013 to 3/31/2013	PRIOR YEAR QUARTER 1/1/2012 to 3/31/2012
6.01	Net cash from operating activities	-26,382	38,547
6.01.01	Cash generated in the operations	7,730	46,162
6.01.01.01	Loss before income and social contribution taxes	-37,856	-8,447
6.01.01.02	Stock options expenses	4,914	6,513
6.01.01.03	Unrealized interest and finance charges, net	32,684	29,864
6.01.01.04	Depreciation and amortization	10,297	17,443
6.01.01.05	Write-off of property and equipment, net	1,570	5,622
6.01.01.06	Provision for legal claims	6,962	8,592
6.01.01.07	Warranty provision	2,870	1,015
6.01.01.08	Provision for profit sharing	12,547	13,327
6.01.01.09	Allowance for doubtful accounts	-9,966	-2,965
6.01.01.10	Provision for realization of non-financial assets – properties for sale	435	-4,282
6.01.01.11	Provision for penalties due to delay in construction works	-1,363	11,186
6.01.01.12	Financial instruments	5,959	-2,737
6.01.01.13	Equity pick-up	-21,813	-28,969
6.01.01.14	Provision for realization of non-financial assets – intangible	490	0
6.01.02	Variation in Assets and Liabilities	-34,112	-7,615
6.01.02.01	Trade accounts receivable	91,732	32,958
6.01.02.02	Properties for sale	-109,298	79,421
6.01.02.03	Other accounts receivable	-8,743	27,184
6.01.02.04	Transactions with related parties	-11,872	-442
6.01.02.05	Prepaid expenses	6,114	-1,729
6.01.02.06	Suppliers	-41,118	17,488
6.01.02.07	Obligations for purchase of land and adv. from customers	-4,721	-135,248
6.01.02.08	Taxes and contributions	-24,246	26,877
6.01.02.09	Salaries and payable charges	2,463	-211
6.01.02.10	Other obligations	69,769	-41,442
6.01.02.11	Income tax and social contribution paid	-4,192	-12,471
6.02	Net cash from investing activities	191,582	124,663
6.02.01	Purchase of property and equipment and intangible assets	-15,353	-26,809
6.02.02	Redemption of short-term investments	606,645	907,464
6.02.03	Short-term investments	-394,332	-725,798
6.02.04	Short-term Investiments obtained	-7,378	-30,194
6.02.05	Received dividends	2,000	0
6.03	Net cash from financing activities	-76,998	7,227
6.03.02	Loans and financing obtained	304,899	247,458
6.03.03	Payment of loans and financing	-260,029	-139,640
6.03.05	Proceeds from subscription of redeemable equity interest in securitization fund	1,482	15,743
6.03.06	Payables to venture partners	-112,681	-108,912
6.03.07	Loans with related parties	-6,333	-7,422
6.03.08	Repurchase of shares program	-4,336	0
6.05	Net increase of cash and cash equivalents	88,202	170,437
6.05.01	Cash and cash equivalents at the beginning of the period	587,956	69,548
6.05.02	Cash and cash equivalents at the end of the period	676,158	239,985

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2013 TO 03/31/2013 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated losses	Others comprehensive income	Total shareholders’ equity	Non controlling interest	Total equity consolidated
5.01	Opening balance	2,735,794	35,233	0	-226,523	0	2,544,504	150,384	2,694,888
5.03	Opening adjusted balance	2,735,794	35,233	0	-226,523	0	2,544,504	150,384	2,694,888
5.04	Capital transactions with shareholders	0	326	0	0	0	326	-5,174	-4,848
5.04.03	Realization of granted options	0	4,662	0	0	0	4,662	51	4,713
5.04.04	Acquired treasury shares	0	-4,336	0	0	0	-4,336	0	-4,336
5.04.06	Dividends	0	0	0	0	0	0	-5,225	-5,225
5.05	Total of comprehensive income (loss)	0	0	0	-55,473	0	-55,473	9,976	-45,497
5.05.01	Income (loss) for the period	0	0	0	-55,473	0	-55,473	9,976	-45,497
5.07	Closing balance	2,735,794	35,559	0	-281,996	0	2,489,357	155,186	2,644,543

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

CONSOLIDATED  STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2012 TO 03/31/2012 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated deficit	Others comprehensive income	Total shareholders’ equity	Non controlling interest	Total equity consolidated
5.01	Opening balance	2,734,157	16,335	0	-102,019	0	2,648,473	101,621	2,750,094
5.03	Opening Adjusted balance	2,734,157	16,335	0	-102,019	0	2,648,473	101,621	2,750,094
5.04	Capital transactions with shareholders	0	6,179	0	0	0	6,179	67	6,246
5.04.03	Realization of granted options	0	6,179	0	0	0	6,179	67	6,246
5.05	Comprehensive Income (loss)	0	0	0	-31,515	0	-31,515	6,815	-24,700
5.05.01	Income (loss) for the period	0	0	0	-31,515	0	-31,515	6,815	-24,700
5.07	Closing balance	2,734,157	22,514	0	-133,534	0	2,623,137	108,503	2,731,640

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

CONSOLIDATED  STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 1/1/2013 to 3/31/2013	PRIOR YEAR QUARTER 1/1/2012 to 3/31/2012
7.01	Revenues	717,803	904,781
7.01.01	Real estate development, sale and services	681,217	816,232
7.01.04	Allowance for doubtful accounts	36,586	88,549
7.02	Inputs acquired from third parties	-511,731	-739,981
7.02.01	Cost of sales and/or services	-476,087	-620,253
7.02.02	Materials, energy, outsourced labor and other	-35,644	-119,728
7.03	Gross added value	206,072	164,800
7.04	Retentions	-10,297	-17,443
7.04.01	Depreciation, amortization and depletion	-10,297	-17,443
7.05	Net added value produced by the Company	195,775	147,357
7.06	Added value received on transfer	45,344	44,797
7.06.01	Equity pick-up	21,813	28,969
7.06.02	Financial income	23,531	15,828
7.07	Total added value to be distributed	241,119	192,154
7.08	Added value distribution	241,119	192,154
7.08.01	Personnel and payroll charges	81,341	31,694
7.08.02	Taxes and contributions	100,067	91,321
7.08.03	Compensation – Interest	115,184	100,654
7.08.04	Compensation – Company capital	-55,473	-31,515
7.08.04.03	Retained losses	-55,473	-31,515

Gafisa

Grandes ideias para viver bem

EARNINGS RELEASE | 1Q13

GAFISA GROUP REPORTS RESULTS FOR 1Q13

--- Launches reached R$ 308 million ---

--- Consolidated pre-sales totaled R$218 million and gross sales reached R$700 million in 1Q13 ---

IR Contact Info

Luciana Doria Wilson

Stella Hae Young Hong

Email: ri@gafisa.com.br

IR Website:

www.gafisa.com.br/ir

1Q13 Earnings Results Conference Call

May 13, 2013

> 10am US EST

In English (simultaneous translation from Portuguese)

+ 1-516-300-1066 US EST

Code: Gafisa

> 11am Brasilia Time

In Portuguese

Phones:

+55-11-3728-5971

+55-11-3127-4971 (Brazil)

Code: Gafisa

Replay:

+55-11-3127-4999 (EUA)

Code: 22902976

+55-11-3127-4999 (Brazil)

Code: 52705154

Webcast: www.gafisa.com.br/ir

Shares

GFSA3– Bovespa

GFA – NYSE

Total Outstanding Shares:

432,137,739[1]

Average daily trading volume (90 days2): R$59.3 million

1)      Including 599,486 treasury shares

2)      Up March 31, 2013

FOR IMMEDIATE RELEASE - São Paulo, May 10, 2013 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the first quarter ended March 31, 2013.

Duilio Calciolari, Chief Executive Officer, said: “Market conditions were stable in the first quarter and results are in keeping with seasonally lower activity. The high volume of deliveries in the second half of 2012 resulted in increased first quarter sales cancellations, however we are making steady progress on the resale of these units to qualified customers. Inventory sales represented 65% of total sales as we continue to focus on inventory reduction initiatives. Cash generation was impacted by lower launch volumes and expenditures linked to land bank acquisition.”

“Our focus in 2013 is on profitable growth in order to capture the full potential of the Gafisa Group’s new operating structure. Accordingly, the relaunch of the Tenda brand under a new business model is proceeding in line with plan. Two projects were launched in São Paulo and Salvador in the first quarter, with sales contingent upon the transfer of mortgages to financial institutions. The brand’s relaunch forms part of the Company’s reinvestment strategy that will expand medium and long-term profitability. Results continue to be impacted by the resolution of Gafisa segment legacy projects launched in non-core markets and the majority of the remaining Tenda projects.

CONSOLIDATED FINANCIAL RESULTS

▲ Revenue for the first quarter of 2013, recognized by the “PoC” method, decreased 20% year-over-year to R$669 million. Cost of goods sold (COGS) decreased 22% to R$510 million. Gross profit was R$158 million, compared to R$177 million in 1Q12. Gross margin increased to 24%, or 32% excluding the impact of the Tenda business, from 21% and 29%, respectively, in the prior-year period.

▲ Adjusted EBITDA was R$68 million in 1Q13, compared to R$100 million in 1Q12. Adjusted EBITDA for the Gafisa and Alphaville brands totaled R$45 million and R$48 million, respectively, while Tenda´s adjusted EBITDA was negative R$25 million in 1Q13. The adjusted EBITDA margin was 10% or 18% ex-Tenda, compared to 12% and 21%, respectively, in 1Q12.

▲ Net financial expenses totaled R$56 million, a 12% increase compared to the previous year.

▲ Net loss was R$55 million, compared to the previous year’s net loss of R$32 million.

▲ The Company’s key balance sheet metrics remain solid. Cash and cash equivalents were R$1.44 billion at the end of the quarter. Operational cash flow was positive at R$122 million in 1Q13, resulting in cash burn of R$89 million. On a pro forma basis, consolidated cash generation (cash burn) was positive at R$20 million.

▲ Total debt was stable year-over-year at R$3.93 billion at March 31, 2013, compared to R$3.94 billion a year earlier. Net debt decreased to R$2.49 billion at March 31, 2013, compared to R$3.09 billion a year earlier. The Company`s cash position improved to R$1.44 billion from R$847 million balance at the close of March 31, 2012.

▲ Leverage, as measured by net debt/shareholders' equity, was 0.94x at March 31, 2013, compared to 0.89x at December 31, 2012 and decreased to 1.14x at March 31, 2012. Excluding project finance, the net debt/equity ratio was 19%, compared to 20% in 4Q12 and 50% in 1Q12.

CONSOLIDATED OPERATING RESULTS

▲ First-quarter 2013 launches totaled R$308 million, a 34% decrease compared to 1Q12. The result represents 10% of the mid-point of full-year launch guidance of R$ 2.7 to R$ 3.3 billion and is broadly in keeping with the proportion of full-year launches historically occurring in the first quarter.

▲ The Tenda brand was relaunched under its new business model and accounted for 37% of launches.

▲ Consolidated net pre-sales totaled R$218 million, a 47% decline compared to 1Q12 due to dissolutions in the Gafisa segment. Sales from launches represented 35% of the total, while sales from inventory comprised the remaining 65%.

▲ Tenda’s sales of launches reached R$ 13.7 million.

▲ Consolidated sales over supply reached 5.9%, compared to 10.4% in 1Q12, reflecting the concentration of inventory in pre-sales. Excluding the Tenda brand, first-quarter sales over supply was 7.2%, compared to 25.1% in 4Q12 and 16.1% in 1Q12. The consolidated sales speed of launches in 1Q13 reached 25%.

▲ Consolidated inventory at market value declined R$119 million to R$ 3.5 billion on a sequential basis. In 1Q13, concluded units totaled R$717 million.

▲ Gafisa Group delivered 9 projects/phases encompassing 1,300 units during the first quarter, a 79% decrease compared to 1Q12.

Note: In accordance with new accounting standards for homebuilders on the consolidation method for shared control projects released by the CPC (Brazilian accounting committee), the Company’s individual and consolidated financial statements as of January 1, 2013 incorporate new pronouncements and interpretations. For comparison purposes, the consolidated financial statements for the quarters ended March 31, 2012 and December 31, 2012 were reclassified to reflect this change. The main impacts occurred in net revenue, costs, gross income, financial income and equity.

INDEX

Recent Events	04
Gafisa Group Key Numbers	07
Consolidated Numbers for the Gafisa Group	08
Gafisa Segment	09
Alphaville Segment	11
Tenda Segment	13
Income Statement	16
Revenues	16
Gross Profit	17
Selling, General and Administrative Expenses	17
EBITDA	18
Net Income	18
Backlog of Revenues and Results	19
Balance Sheet	20
Cash and Cash Equivalents	20
Accounts Receivable	20
Inventory	20
Liquidity	21
Covenant Ratios	21
Provisions	22
Outlook	23
Group Gafisa Consolidated Income Statement	24
Group Gafisa Consolidated Balance Sheet	25
Cash Flow	26
Glossary	33

RECENT EVENTS

 Consolidated Free Cash Generation Impacted by New Industry Accounting Rules

Chart 1. Cash Generation (Cash burn) (3Q10 – 1Q13) Nota: 1) Cash Burn de R$20 milhões no critério anterior para efeito de comparação.

Consolidated operational cash flow was R$122 million in the quarter. Consolidated cash generation (cash burn) was negative at R$89 million and was impacted by the adoption of new accounting rules on the consolidation method for shared control projects. The new accounting standards are reflected in both individual and consolidated financial statements as of March 31, 2013. Their adoption resulted in the restatement of 2012 interim results and changes to some balance sheet items. On a pro forma basis, consolidated cash generation (cash burn) was positive at R$20 million.

Unit Deliveries

Chart 2. Delivered units (2010 – 1Q13)

Gafisa Group delivered 9 projects/phases encompassing 1,300 units during the first quarter, a 79% decrease compared to 1Q12 due to the lower volume of sites under construction at the Tenda business. See the accompanying chart for detailed information.

Status on Alphaville Acquisition

The arbitration has been submitted to the Brazil-Canada Chamber of Conciliation and Arbitration as prescribed in the Investment Agreement. To recap, according to the terms of the agreement between Gafisa and Alphapar when Gafisa acquired control of Alphaville in 2006, as the Parties did not reach an agreement on the acquisition of the remaining 20% stake in Alphaville, the process was submitted to arbitration on an exclusive and final basis.

Analysis of Strategic Options for the Alphaville Business

In September 2012, the Company disclosed in a material fact that it has initiated an analysis of strategic options for the Alphaville business. It believes that the value of Alphaville is not reflected in the current valuation of Gafisa by the market. Strategic options include an IPO of its controlled company Alphaville Urbanismo S.A. (“Alphaville”), the sale of a stake in the business or the maintenance of the current status. Gafisa continues to analyze strategic options for Alphaville that will maximize value for Gafisa shareholders in the long run and will inform the market as soon as possible once a decision has been made.

22

RECENT EVENTS

Impact of New Industry Accounting Standards on the Group’s Consolidated Financial Statements

Commencing 2013, the Company has adopted new accounting rules for Brazilian homebuilders on the consolidation method of control of shared projects published by the Accounting Pronouncements Committee - CPC 19 (R2) - "Business Combination".

Beginning January 1, 2013, jointly controlled entities are consolidated by the equity method, instead of the proportional method. As a result, the Company consolidates jointly controlled entities in the consolidated interim statements.

The new rules, which align with international standards, are reflected in Gafisa’s individual and consolidated interim statements for March 31, 2013. Thus, for comparison purposes, the consolidated financial statements for the quarters ended March 31, 2012 and December 31, 2012 were reclassified to reflect this change. The main impacts occurred in net revenue, costs, gross financial result and equity. The table below shows pro-forma results and the impact on 1Q13 balances.

Table 1. Balance Sheet (1Q13)

	Pro-forma 1Q13 (A)	Effective Data 1Q13 (B)	(A) – (B) = (C)[1]	(C) / (B)
Current Assets	6.911.643	6.170.781	(740.862)	-12%
Long term assets	1.498.054	1.469.754	(28.300)	-2%
Investments	314.976	889.839	574.862	65%
Total Assets	8.724.673	8.530.374	(194.299)	-2%
Current liabilities	2.701.352	2.598.830	(102.523)	-4%
Long-term liabilities	3.382.278	3.287.001	(95.276)	-3%
Total Liabilities	6.083.630	5.885.831	(197.799)	-3%
Shareholders’ Equity	2.641.043	2.644.543	3.499	0%
Total Liabilities and Equity	8.724.673	8.530.374	(194.300)	-2%
Project Financing SFH	982.980	790.881	(192.098)	-24%
Debentures - FGTS	1.190.382	1.190.382	-	0%
Debentures - Working Capital	584.426	584.426	-	0%
Working Capital	1.146.952	1.146.952	-	0%
Investors Obligations	216.000	216.000	-	0%
Total Debt	4.120.740	3.928.641	(192.098)	-5%
Cash and Cash Equivalent	1.582.167	1.443.643	(138.523)	-10%
Net Debt	2.538.573	2.484.998	(53.575)	-2%
Cash Generation (Burn)	20.191	(88.984)	(109.175)	nm
Net Debt/Equity	96%	94%	2%	nm

Note: 1. The Company will adopt CPCs 19 (R2) and 36 (R3) retrospectively (adjusting the comparative balances for 2012).

Table 2. Income Statement (1Q13)

	Pro-forma 1Q13 (A)	Effective Data 1Q13 (B)	(A) – (B) = (C)[1]	(C) / (D)
Net Operating Revenues	718.927	668.591	(50.336)	-8%
Operating Costs	(542.187)	(510.315)	31.872	5%
Gross Profit	176.740	158.276	(18.464)	-3%
Gross Margin	24,6%	23,7%	-0,9%	0%
Operating Expenses	(162.049)	(161.643)	406	0%
Equity	-	21.813	21.813	3%
Net Financial Result	(53.006)	(56.302)	(3.296)	0%
Taxes	(7.363)	(7.641)	(278)	0%
Minority shareholders	(9.795)	(9.976)	(181)	0%
Net Loss	(55.473)	(55.473)	-
Adjusted EBITDA ²	63.474	67.886	4.412
Adjusted EBITDA margin ²	9%	10%	1%

Note: 1. The Company will adopt CPCs 19 (R2) and 36 (R3) retrospectively (adjusting the comparative balances for 2012). 2. EBITDA Earnings before interest, tax, depreciation and amortization. EBITDA Adjusted for expenses on stock option plans (non-cash), capitalized interest and minority shareholders

The pronouncements (new or revised) and the interpretation listed below, issued by CPC and approved by CVM, are mandatory for the years beginning January 1, 2013 or later. They are as follows: • CPC 18 (R2) – Investments in associates and joint ventures – CVM Resolution no. 696 of December 13, 2012; • CPC 19 (R2) – Joint arrangements – CVM Resolution no. 694 of November 23, 2012; • CPC 33 (R1) – Employee benefits –CVM Resolution no. 695 of December 13, 2012; • CPC 36 (R3) – Consolidated statements – CVM Resolution no. 698 of December 20, 2012; • CPC 45 – Disclosure of interests in other entities – CVM Resolution no. 697 of December 13, 2012; and • CPC 46 – Fair value measurement – CVM Resolution no. 699 of December 20, 2012.

23

RECENT EVENTS

Updated Status of the Results by Brand

Having successfully executed significant structural and operational changes in 2012, Gafisa will deliberately accelerate investment in its business in 2013. This will be achieved through land purchases for the Gafisa brand and increased overall launch activity, including the resumption of launches in the Tenda business under a profitable business model and the continued expansion of Alphaville’s growth.

GAFISA  SEGMENT

The Company advanced in delivering projects on schedule and within budget. The Gafisa brand experienced increased sales cancellations in the first quarter, reflecting the high volume of deliveries in the second half of 2012. 44% of dissolutions referred to completed units and 34% to units in non-core markets. Of those units cancelled, around 40% were promptly resold in the quarter.

ALPHAVILLE  SEGMENT

Alphaville’s operations are performing as planned. The Company plans to selectively expand its subdivisions business to take advantage of the growth potential of the Brazilian residential market. Since the brand’s acquisition by Gafisa, Alphaville has grown on average 34% p.a. with substantial gains in margin and returns to shareholders.

TENDA  SEGMENT

Having achieved control of the operational and the financial cycle in 2012, the Tenda brand resumed launches in the first quarter of 2013. First-quarter launches totaled R$114 million and included 2 projects/phases across 2 cities, Sao Paulo and Salvador. The Company relaunched the Tenda brand under its new business model, which is detailed below, thus maximizing the potential of the Tenda brand within the Gafisa Group. The move forms part of the Company’s reinvestment strategy that will expand medium and long-term profitability.

Figure 1.Tenda Homebuilding Workflow

Phase 1 - In new communities, Tenda either purchases a parcel of land on which it can build a number of homes or subdivides the land into lots to build multiple projects that will be launched in phases.

Tenda targets areas where customers make 3-6 times the monthly minimum wage. Participants in the land development stage are: financial institutions (projects need to be approved and contracted before the 2nd phase), municipal planning and zoning departments, elected officials and community interest groups.

Phase 2 - During this stage, Tenda does not contract advertising agencies. Instead the marketing campaign is conducted internally. Brochures are distributed exclusively at Tenda's store, eliminating the need for a sales stand.

Sales are conducted by an internal force and targeted at customers whose units can be immediately transferred to banks. The remuneration of the internal sales team is based on the “repasse” (transfer of units to financial institutions). The sale transferred to banks makes the sales process more complex, but much more assertive and with virtually no sales cancellations. As a result of the tighter credit policy and the new sales process, sales velocity has no peaks during the launch phase, but on the other hand, sales expenses are lower, and sales are steady. The model is made to have between 7-10% SoS per month, each and every month, until the project is sold out at least in 15 months.

Phase 3 - Aluminum molds are used in construction to ensure a high quality and cost efficiency. Tenda uses its own project management software and procedures for construction to minimize external variances. During this phase, monthly installments are not  adjusted for inflation. However, the shorter cycle and use of aluminum mold improve cost visibility. The overall process, from authorization, through to launch, construction and delivery, is planned to take approximately 2 years. The loan starts out as a construction loan based on a subsidized line of credit that banks provide to low income builders and rolls over into a permanent mortgage to the final buyer. The line of credit provides the builder with financing for several homes at a time. A key advantage of the program is the assurance of financing, which allows the builder to focus on execution and better schedule construction workflow.

Phase 4 - Collections for sold units are in accordance with the payment plan provided by financial institutions under the “associativo” (MCMV - a federal program established in 2009 to fund housing for Brazil’s poor and middle classes).

Tenda receives 100% of the value of the unit during the construction phase, eliminating  the risk of delinquency on its balance sheet.

.

24

KEY NUMBERS FOR THE GAFISA GROUP

Table 3 – Operating and Financial Highlights – (R$000, unless otherwise specified)

	1Q13	4Q12	Q-o-Q(%)	1Q12	Y-o-Y(%)
Launches (%Gafisa)	307.553	1.489.760	-79%	463.740	-34%
Launches (100%)	391.690	1.780.811	-78%	568.046	-31%
Launches, units (%Gafisa)	1.617	5.120	-68%	1.283	26%
Launches, units (100%)	2.003	6.695	-70%	1.667	20%
Contracted sales (%Gafisa)	218.281	905.241	-76%	408.237	-47%
Contracted sales (100%)	255.929	1.202.068	-79%	507.213	-50%
Contracted sales, units (% Gafisa)	831	3.097	-73%	502	66%
Contracted sales, units (100%)	1.076	4.203	-74%	900	20%
Contracted sales from Launches (%co)	76.276	760.410	-90%	222.944	-66%
Sales over Supply (SoS) %	5,9%	20,0%	-71%	10,4%	-44%
Completed Projects (%Gafisa)	172.590	1.327.531	-87%	1.106.806	-84%
Completed Projects, units (%Gafisa)	1.300	9.378	-86%	6.165	-79%
Note: * The difference btw Gafisa Stake in the projects and 100% is related to Alphaville contribution in the mix , business unit where the partner is the landowner.
Consolidated Land bank (R$) [4]	20.509.519	18.668.669	10%	16.759.355	22%
Potential Units	108.305	87.742	23%	83.124	30%
Number of Projects / Phases	134	123	9%	59	127%

Net revenues	668.591	815.071	-18%	831.684	-20%
Gross profit	158.276	221.360	-28%	176.672	-10%
Gross margin	23,7%	27,2%	-349bps	21,2%	243bps
Adjusted Gross Margin ¹	28,8%	30,67%	-6%	25,4%	13%
EBITDA	18.767	(15.936)	-218%	52.248	-64%
EBITDA Margin	2,8%	-2,0%	476bps	6,3%	-348bps
Adjusted EBITDA ²	67.886	32.842	107%	100.335	-32%
Adjusted EBITDA margin ²	10%	4,0%	612bps	12%	-191bps
EBITDA (exTenda)	93.380	90.925	3%	111.691	-16%
Adjusted EBITDA margin ² (ex-Tenda)	17,7%	14,6%	304bps	20,8%	-309bps
Adjusted Net (loss) profit ²	(40.583)	(78.742)	-48%	(18.187)	123%
Adjusted Net margin ²	-6,1%	-9,7%	359bps	-2,2%	-388bps
Net (loss) profit	(55.473)	(98.875)	-44%	(31.515)	76%
EPS (loss) (R$)	(0,129)	(0,229)	44%	(0,073)	76%
Number of shares ('000 final)	431.630	432.630	0%	432.099	0%

Revenues to be recognized	3.309.913	3.676.320	-10%	3.562.048	-7%
Results to be recognized ³	1.289.503	1.449.745	-11%	1.261.061	2%
REF margin ³	39,0%	39,4%	-48bps	35,4%	356bps

Net debt and investor obligations	2.485.372	2.396.388	4%	3.088.885	-20%
Cash and cash equivalent	1.443.644	1.567.755	-8%	847.121	70%
Equity	2.489.357	2.544.504	-2%	2.623.135	-5%
Equity + Minority shareholders	2.644.543	2.694.888	-2%	2.716.976	-3%
Total assets	8.530.374	8.714.662	-2%	8.768.668	-3%
(Net debt + Obligations) / (Equity + Min)	94%	89%	506bps	114%	-1971bps
Note: Unaudited Financial Operational data
1) Adjusted for capitalized interest
2) EBITDA Earnings before interest, tax, depreciation and amortization. EBITDA Adjusted for expenses on stock option plans (non-cash), capitalized interest and minority shareholders
3) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638
4) Note: During 2Q12, Tenda land bank was readjusted to focus on core regions, 3Q12 all remaining non-strategic land bank were excluded Nm = not meaningful

25

CONSOLIDATED DATA FOR THE GAFISA GROUP

Consolidated Launches

First-quarter 2013 launches totaled R$308 million, a 34% decrease compared to 1Q12. The result represents 10% of the mid-point of full-year launch guidance of R$ 2.7 to R$ 3.3 billion, which is broadly in keeping with the proportion of full-year launches historically occurring in the first quarter. Throughout the quarter, 5 projects/phases were launched across 3 states, with Tenda accounting for 37% of launches, Alphaville 36% and the Gafisa segment the remaining 27% in terms of potential sales value (PSV).

Table 4. Consolidated Launches (R$ thousand)

Launches	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Gafisa Segment	83.029	813.767	-90%	214.690	-61%
Alphaville Segment	110.828	675.993	-84%	249.050	-55%
Tenda Segment	113.696	-	-	-	-
Total	307.553	1.489.760	173%	463.740	-34%

Consolidated Pre-Sales

First-quarter 2013 consolidated pre-sales totaled R$218 million, a 47% decline compared to 1Q12. Sales from launches represented 35% of the total, while sales from inventory comprised the remaining 65%. As reported above, dissolutions in the Gafisa segment were higher on a sequential basis and impacted the volume of net sales. Tenda’s sales in both launched projects being transferred to financial institutions reached R$ 13.7 million.

Table 5. Consolidated Pre-Sales (R$ thousand)
Pre-sales	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Gafisa Segment	101.116	498.452	-80%	316.702	-68%
Alphaville Segment	110.380	436.442	-75%	181.978	-39%
Tenda Segment	6.785	-29.653	-123%	-90.443	-108%
Total	218.281	905.241	-76%	408.237	-47%
Tenda sales being transferred New launches	13.700	0		0

Consolidated Sales over Supply (SoS)

Consolidated sales over supply reached 5.9%, compared to 10.4% in 1Q12, reflecting the concentration of inventory in pre-sales. Excluding the Tenda brand, first-quarter sales over supply was 7.2%, compared to 25.1% in 4Q12 and 16.1% in 1Q12. The consolidated sales speed of launches in 1Q13 reached 25%.

Table 6. Gafisa Group Sales over Supply (SoS)

Sales Speed	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Gafisa (A)	5.0%	20.1%	-75%	13.9%	-64%
Alphaville (B)	12.0%	35.0%	-66%	22.2%	-46%
Total (A) + (B)	7.2%	25.1%	-71%	16.1%	-55%
Tenda (C)	0.9%	-3.7%	-72.2%	-11.0%	-90.6%
Total (A) + (B) + (C)	5.9%	20.0%	-71.6%	10.4%	-45.6%

Notes: nm = not meaningful

Results by Brand

Table 7. Main Operational & Financial Numbers - Contribution by Brand – 1Q13

	Gafisa (A)	Alphaville (B)	Total (A) + (B)	Tenda (C)	Total (A) + (B) + C)
Deliveries (PSV R$mn)	38.995	49.204	88.199	84.391	172.590
Deliveries (% contribution)	23%	29%	51%	49%	100%
Deliveries (units)	86	419	505	795	1.300
Launches (R$mn)	83.029	110.828	193.857	113.696	307.553
Launches (% contribution)	27%	36%	63%	37%	100%
Launches (units)	165	432	597	1.020	1.617
Pre-sales	101.116	110.380	211.496	6.785	218.281
Pre-Sales (% contribution)	46%	51%	97%	3%	100%
Revenues (R$mn)	367.284	161.042	528.326	140.265	668.591
Revenues (% contribution)	55%	24%	79%	21%	100%
Gross Profit (R$mn)	87.767	80.132	167.899	-9.623	158.276
Gross Margin (%)	24%	50%	32%	-7%	24%
Adusted EBITDA (R$mn)	44.970	48.410	93.380	-25.494	67.886
Adjusted EBITDA Margin (%)	12%	30%	18%	-18%	10%
EBITDA (% contribution)	66%	71%	138%	-38%	100%

EBITDA Earnings before interest, tax, depreciation and amortization. EBITDA Adjusted for expenses on stock option plans (non-cash), capitalized interest and minority shareholders

26

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$250,000.

Gafisa Segment Launches

First-quarter launches reached R$83 million and included 1 project/phase in São Paulo, a 61% decline compared to the prior year period.

Table 8. Launches by Market Region Gafisa Segment (R$ million)

%Gafisa - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Gafisa	São Paulo	83.029	606.209	-86%	214.690	-61%
	Rio de Janeiro	0	207.558	-100%	0	0%
	Other	0	0	0%	0	0%
	Total	83.029	813.767	-90%	214.690	-61%
	Units	165	1.422	-88%	410	-60%

Table 9. Launches by unit price Gafisa Segment (R$ million)

%Gafisa - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Gafisa	≤ R$500K	-	294.607	-100%	62.099	-100%
	R$500K a R$750K	83.029	194.431	-57%	0	0%
	> R$750K	-	324.729	-100%	152.591	-100%
	Total	83.029	813.767	-90%	214.690	-61%

Gafisa Segment Pre-Sales

First-quarter gross pre-sales totaled R$293 million, a 24% decrease compared to 1Q12. Net pre-sales totaled R$101 million in 1Q13, a 68% decrease compared to 1Q12. Sales from units launched during the same period represented 12% of total sales, while sales from inventory accounted for the remaining 88%. In 1Q13, sales velocity (sales over supply) was 5.0%, compared to 13.9% in 1Q12. The sales velocity of Gafisa launches was 14% during 1Q13.

In the same period, the volume of dissolutions was R$191 million, of which 44% referred to completed units and 34% to units in non-core markets. Excluding dissolutions, sales velocity of the Gafisa segment in 1Q13 reached 13.2%. Of those units cancelled, around 40% were promptly resold in the quarter.

Table 10. Pre-Sales by Market Region Gafisa Segment (R$ million)

%co - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Gafisa	São Paulo	97.087	358.301	-73%	243.782	-60%
	Rio de Janeiro	20.531	110.433	-81%	54.431	-62%
	Other	(16.501)	29.718	-156%	18.489	-189%
	Total	101.116	498.452	-80%	316.702	-68%
	Units	195	940	-79%	647	-70%

Table 11. Pre-Sales by unit Price Gafisa Segment (R$ million)

%co - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Gafisa	≤ R$500K	11.489	131.566	-91%	101.343	-89%
	R$500K a R$750K	35.754	132.058	-73%	71.512	-50%
	> R$750K	53.873	234.828	-77%	143.847	-63%
	Total	101.116	498.452	-80%	316.702	-68%

Table 12. Pre-Sales by unit Price Gafisa Segment (# units)

%co - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Gafisa	≤ R$500K	90	456	-80%	353	-74%
	R$500K a R$750K	64	236	-73%	164	-61%
	> R$750K	41	249	-84%	130	-68%
	Total	195	940	-79%	647	-70%

27

Gafisa Segment Delivered Projects

During 1Q13, Gafisa delivered 1 project/phase and 86 units. The tables below lists the products delivered in 1Q13:

Table 13. Delivered Projects Gafisa Segment (1Q13)
Company	Project	Delivery	Launch	Local	% co	Units	PSV R$000
Gafisa	Estação Sorocaba	February	2009	Rio de Janeiro	100%	86	38.995
Total	1Q13					86	38.995

Projects launched Gafisa Segment

The following table displays Gafisa Segment projects launched during 1Q13:

Table 14. Projects Launched at Gafisa Segment (1Q13)
Projects	Launch Date	Local	% co	Units (%co)	PSV (%co)	% sales 31/03/12	Sales 31/03/12
Today Santana	March	São Paulo	100%	165	83.029	14%	11.696

Total 1Q13				165	83.029	14%	11.696

Note: The VSO refers to contracted sales over the corresponding period of the offer. In this calculation, we consider the stock adjusted to reflect the correct price.

Table 15. Land Bank Gafisa Segment – as of 1Q13

	PSV - R$million (%Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	4.260.470	33%	32%	1%	8.668	10.112
Rio de Janeiro	1.224.666	52%	52%	0%	1.955	2.003
Total	5.485.136				10.623	12.115

Table 16. EBITDA Gafisa  Segment (R$000)

(R$'000) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Net profit	(40.493)	(94.519)	-57%	(22.411)	81%
(+) Financial result	52.097	40.141	30%	40.599	28%
(+) Income taxes	2.915	1.801	62%	9.722	-70%
(+) Depreciation and Amort.	6.486	31.107	-79%	14.625	-56%
(+) Capitalized interest	22.075	19.919	11%	28.484	-23%
(+) Stock option plan expenses	4.628	3.957	17%	6.034	-23%
(+) Minority shareholders	(2.738)	-298	819%	(6.616)	-59%
Adjusted EBITDA	44.970	2.108	2033%	70.437	-36%
Adjusted EBITDA margin	12%	1%	1163bps	17%	-452bps
EBITDA	21.005	(21.470)	-198%	42.535	-51%
Net revenues	367.284	340.819	8%	420.258	-13%

Note: Net Revenues include 8% of sales of land bank that did not generate margins. EBITDA Earnings before interest, tax, depreciation and amortization. EBITDA Adjusted for expenses on stock option plans (non-cash), capitalized interest and minority shareholders.

Table 17. Inventory at Market Value 1Q13 x 4Q12 (R$ mn) – Gafisa Segment breakdown by Region

	Inventories BoP[1]	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP[2]	% Q-o-Q3
São Paulo	1.242.119	83.029	103.300	-211.664	-34.031	1.182.753	-5%
≤ R$500K	487.689	-	43.142	-77.353	-16.643	436.836	-10%
R$500K a R$750K	160.473	83.029	24.795	-58.677	-13.514	196.105	22%
> R$750K	593.958	-	35.363	-75.635	-3.874	549.812	-7%
Rio de Janeiro	417.086	-	23.471	-44.024	5	396.539	-5%
≤ R$500K	74.175	-	5.174	-6.372	-11.029	61.948	-16%
R$500K a R$750K	175.707	-	7.222	-9.704	4.064	177.289	1%
> R$750K	167.205	-	11.074	-27.948	6.971	157.302	-6%
Others	324.488	-	64.801	-37.000	-10.460	341.829	5%
≤ R$500K	209.440	-	45.200	-21.281	33.637	266.996	27%
R$500K a R$750K	91.822	-	10.111	-9.501	-47.573	44.858	-51%
> R$750K	23.226	-	9.490	-6.217	3.476	29.975	29%
Total Gafisa	1.983.694	83.029	191.572	-292.688	-44.486	1.921.120	-3%
≤ R$500K	771.304	-	93.517	-105.006	5.965	765.780	-1%
R$500K a R$750K	428.001	83.029	42.128	-77.882	-57.024	418.252	-2%
> R$750K	784.388	-	55.927	-109.800	6.573	737.088	-6%

Note: 1) BoP beginning of the period – 4Q12. 2) EP end of the period – 1Q13.  3) % Change 1Q13 versus 4Q12. 4)  1Q13 sales velocity. 5) projects cancelled during the period.

28

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices between R$130,000 and R$500,000.

Alphaville Segment Launches

First-quarter launches totaled R$111 million, a 55% decrease compared to 1Q12, and included 2 projects/phases across 2 states. The brand accounted for 36% percent of first quarter consolidated launches.

Table 18 - Launches by Alphaville Segment (R$ million)

%co - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Alphaville	Total	110.828	675.993	-84%	249.050	-55%
	Units	432	3.698	-88%	873	-51%

Table 19 - Launches by unit price Alphaville Segment - (R$ million)

%co - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Alphaville	≤ R$200K;	49.725	437.448	-89%	-	0%
	> R$200K; ≤ R$500K	61.103	238.545	-74%	249.050	-75%
	> R$500K	0	0	0%	-	0%
	Total	110.828	675.993	-84%	249.050	-55%

Alphaville Pre-Sales

First-quarter pre-sales reached R$110 million, a 39% decrease compared to the first quarter of 2012. During 1Q13, the residential lots segment’s share of consolidated pre-sales increased to 51% from 45% in 1Q12. In 1Q13, sales velocity (sales over supply) was 12.0%, compared to 22.2% in 1Q12. Fourth-quarter sales velocity from launches was 45.9%. Sales from launches represented 46% of total sales, while the remaining 54% came from inventory.

Table 20 - Pre-Sales Alphaville Segment - (R$ million)
%co - R$000	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Alphaville	Total	110.380	436.442	-75%	181.978	-39%
Units	471	2339	-80%	762	-38%
Table 21. Pre-Sales by unit Price Alphaville Segment (R$ million)
%Alphaville R$000	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Alphaville	≤ R$200K;	39.838	226.452	-82%	24.011	66%
> R$200K; ≤ R$500K	61.536	198.595	-69%	159.447	-61%
> R$500K	9.005	11.395	-21%	(1.480)	-708%
Total	110.380	436.442	-75%	181.978	-39%

Table 22. Pre-Sales by unit Price Alphaville Segment (# units)
%Alphaville R$000	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%
Alphaville	≤ R$200K;	287	1.622	-82%	148	94%
> R$200K; ≤ R$500K	174	700	-75%	618	-72%
> R$500K	9	16	-45%	-5	-268%
Total	471	2.339	-80%	760	-38%

Alphaville Segment Delivered Projects

During the first quarter, Alphaville delivered 1 project/phase and 419 units. The tables below list the products delivered in 1Q13:

Table 23. Delivered projects (1Q13) - Alphaville Segment

Company	Project	Delivery	Launch	Local	% co	Units %co	PSV R$000
Alphaville	Terras Alphaville Resende	mar/13	jun/11	Resende / RJ	77%	419	49.204
Total 1Q13						419	49.204

29

Table 24. Projects Launched (1Q13) - Alphaville Segment

Project	Date	Local	Units (%co)	% co	PSV (%co)	%¹	Sales
Alphaville Castello	mar-13	Itu/SP	69%	153	61.103	56%	34.461
Terras Alphaville Maricá 2	mar-13	Maricá / RJ	47%	280	49.725	33%	16.463
Alphaville Total 1Q13				432	110.828	46%	50.924

1 Note: Sales year to date.

Table 25. Land Bank Alphaville Segment as of 1Q13

	PSV - R$million (%co )	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
Total	13.021.761	99%	-	99%	79.954	128.691

Table 26. EBITDA Alphaville Segment

(R$'000) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Net profit (considering 80% stake)	28.873	56.631	-49%	21.626	34%
(+) Financial result	7.136	15.537	-54%	9.575	-25%
(+) Income taxes	1.205	-84	-1535%	2.449	-51%
(+) Depreciation and amort.	888	640	39%	542	64%
(+) Capitalized interest	635	1.283	-51%	52	1121%
(+) Stock option plan expen.	253	335	-24%	334	-24%
(+) Minority shareholders	9.420	14.475	-35%	6.676	41%
Adjusted EBITDA	48.410	88.817	-45%	41.254	17%
Adjusted EBITDA margin	30%	32%	-162bps	35%	-503bps
EBITDA	38.102	72.724	-48%	34.192	11%
Net revenues	161.042	280.325	-43%	117.580	37%

EBITDA Earnings before interest, tax, depreciation and amortization. EBITDA Adjusted for expenses on stock option plans (non-cash), capitalized interest and minority shareholders.

Table 27. Inventory at Market Value 1Q13 x 4Q12 (R$ mn) – Alphaville Segment by Market Region

	Inventories BoP[1]	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP[2]	% Q-o-Q3
Total AUSA	812.174	110.828	57.420	(167.799)	(3.696)	808.927	0%
≤ R$200K;	268.999	49.725	15.327	(55.165)	(11.023)	267.863	0%
> R$200K; ≤ R$500K	354.823	61.103	31.999	(93.536)	(2.265)	352.125	-1%
> R$500K	188.352	-	10.094	(19.099)	9.592	188.939	0%

Note: 1) BoP beginning of the period – 4Q12. 2) EP end of the period – 1Q13.  3) % Change 1Q13 versus 4Q12. 4)  1Q13 sales velocity. 5) projects cancelled during the period

30

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$80,000 and R$200,000.

Tenda Segment Launches

Throughout 2012, Tenda’s senior management team implemented corrective actions focused on execution and the delivery of existing and in-progress developments. During this period, the Company deliberately halted the launch of Tenda units to establish control over the financial and operational construction cycle so that sustainable, profitable growth could be resumed.

Having achieved control of the operational and the financial cycle in 2012, the Tenda brand resumed launches in the first quarter of 2013. First-quarter launches totaled R$ 114 million and included 2 projects/phases across 2 cities, Osasco-SP and Camaçari-BA. The brand accounted for 37% percent of first quarter consolidated launches.

Table 28. Launches by Market Region Tenda Segment (R$ million)

%Tenda - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Tenda	São Paulo	67.755	0	0%	0	0%
	Rio de Janeiro	0	0	0%	0	0%
	Minas Gerais	0	0	0%	0	0%
	Northeast	45.941	0	0%	0	0%
	Others	0	0	0%	0	0%
	Total	113.696	0	0%	0	0%
	Units	1.020	0	0%	0	0%

Note: mn not meaningful. Negative amount related to cancellation.

Table 29. Launches by Market Region Tenda Segment (R$ million)

%Tenda - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Tenda	≤ MCMV	113.696	0	0%	0	0%
	> MCMV	0	0	0%	0	0%
	Total	113.696	0	0%	0	0%

Note: mn not meaningful. Negative amount related to cancellation.

Tenda Segment Pre-Sales

First-quarter pre-sales totaled R$6.8 million. Sales from units launched during the same period represented 5% of total gross contracted sales of R$239 million,. Sales from inventory accounted for the remaining 95%. All new projects under the Tenda brand are being developed in phases wherein qualification for financing programs is required and sales are contingent upon the ability to transfer mortgages to financial institutions.

The sales velocity of Tenda launches was 12% during the 1Q13.

Cancelled units are being promptly resold to qualified customers. Out of the 1,473 Tenda units that were cancelled and returned to inventory, 41% were resold to qualified customers in 1Q13.

The run-off of Tenda legacy projects is expected to be substantially concluded in 2013.

Table 30. Pre-Sales (Dissolutions) by Market Region Tenda Segment (R$ million)

%Tenda - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Tenda	São Paulo	13.016	-6.148	-312%	-47.561	-127%
	Rio de Janeiro	16.607	15.605	6%	-190	-8822%
	Minas Gerais	-15.491	-22.121	-30%	-32.805	-53%
	Northeast	10.214	13.219	-23%	-20.629	-150%
	Others	-17.561	-30.208	-42%	10.743	-263%
	Total	6.785	-29.653	-123%	-90.443	-108%
	Units	165	-182	-191%	-907	-118%

Note: 1 PoC – Percentage of completion method. Negative numbers are related to dissolutions

Table 31. Pre-Sales (Dissolutions) by unit Price Tenda Segment (R$ million)

%Tenda - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Tenda	≤ MCMV	36.191	-3.630	-1097%	-96.759	-137%
	> MCMV	-29.406	-26.023	13%	6.316	-566%
	Total	6.785	-29.653	-123%	-90.443	-108%

31

Table 32. Pre-Sales (Dissolutions) by unit Price Tenda Segment (# units)

%Tenda - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Tenda	≤ MCMV	316	-56	-664%	-941	-134%
	> MCMV	-151	-126	20%	35	-536%
	Total	165	-182	-191%	-907	-118%

Note: Not meaningful

Tenda Segment Operations

In 1Q13, Tenda transferred around 2,451 units to financial institutions.

Tenda Segment Delivered Projects

During first quarter, Tenda delivered 7 projects/phases and 795 units. The tables below list the products delivered in 1Q13:

Table 33 - Delivered projects Tenda Segment (1Q13)

Company	Project	Delivery	Launch	Local	% co	Units %co	PSV R$
Tenda	Parma Tower	Feb	2009	Belo Horizonte	100%	36	4.434
Tenda	Espaço Engenho Life I	Mar	Up to 2008	Rio de Janeiro	100%	80	7.290
Tenda	Brisa do Parque III	Mar	2010	São José dos Campos	100%	105	12.285
Tenda	Fit Cristal	Mar	Up to 2008	Porto Alegre	80%	154	19.008
Tenda	Germânia F1C	Mar	2010	São Leopoldo	100%	100	10.280
Tenda	Igara Life	Mar	2010	Canoas	100%	240	21.494
Tenda	Valle Verde Cotia VII	Mar	2011	Cotia	100%	80	9.600
Total 1Q13						795	84.391

Table 34. Projects Launched (1Q13) - Tenda Segment

Project	Date	Local	Units (%co)	% co	PSV (%co)	%¹	Sales
Novo Horizonte – Turíbio	Março	Osasco - SP	100%	580	67.755	16%	10.861
Vila Cantuária	Março	Camaçari - BA	100%	440	45.941	6%	2.795
Tenda Total 1Q13				1.020	113.696	12%	13.656

1 Note: Sales year to date.

Table 35. Land Bank Tenda Segment (1Q13)

	PSV - R$million (% Tenda)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	407.793	17%	17%	0%	3.512	3.512
Rio de Janeiro	292.207	1%	1%	0%	2.517	2.517
Nordeste	825.114	16%	16%	0%	7.517	7.517
Minas Gerais	477.508	68%	36%	32%	4.182	4.182
Total	2.002.622	30%	20%	10%	17.728	17.728

Table 36. EBITDA Tenda

(R$'000) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Net profit	(43.853)	(60.987)	-28%	(30.730)	43%
(+) Financial result	(2.931)	(1.670)	76%	(107)	2639%
(+) Income taxes	3.521	(8.182)	-143%	4.082	-14%
(+) Depreciation and amort.	2.923	3.649	-20%	2.276	28%
(+) Capitalized interest	11.519	7.443	55%	6.223	85%
(+) Stock option plan expens.	33	145	-77%	145	-77%
(+) Minority shareholders	3.294	1.519	117%	6.755	-51%
Adjusted EBITDA	(25.494)	(58.083)	-56%	(11.356)	124%
Adjusted EBITDA margin	-18,2%	-30,0%	1178bps	-3,9%	-1431bps
EBITDA	(40.340)	(67.190)	-40%	(24.479)	65%
Net revenues	140.265	193.927	-28%	293.846	-52%

EBITDA Earnings before interest, tax, depreciation and amortization. EBITDA Adjusted for expenses on stock option plans (non-cash), capitalized interest and minority shareholders.

32

Table 37. Inventory at Market Value 1Q13 x 4Q12 – Tenda Segment Breakdown by Region

	Inventories BoP[1]	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP[2]	% Q-o-Q3
São Paulo	76.936	67.755	38.808	-51.824	-808	130.867	70%
MCMV	60.339	67.755	31.371	-46.159	3.989	117.295	94%
> MCMV	16.597	0	7.437	-5.665	-4.796	13.573	-18%
Rio de Janeiro	133.952	0	25.937	-42.545	-1.618	115.727	-14%
MCMV	126.636	0	23.184	-39.558	4.587	114.848	-9%
> MCMV	7.316	0	2.754	-2.986	-6.205	878	-88%
Minas Gerais	108.794	0	46.403	-30.913	-42.336	81.948	-25%
MCMV	60.737	0	25.986	-19.690	-20.506	46.528	-23%
> MCMV	48.056	0	20.417	-11.223	-21.830	35.420	-26%
Northeast	119.009	45.941	29.493	-39.707	-50.381	104.355	-12%
MCMV	76.044	45.941	28.279	-32.917	-15.749	101.597	34%
> MCMV	42.965	0	1.214	-6.789	-34.632	2.758	-94%
Others	387.981	0	91.875	-74.314	-65.447	340.095	-12%
MCMV	137.049	0	14.785	-21.471	11.514	141.877	4%
> MCMV	250.931	0	77.090	-52.843	-76.961	198.218	-21%
Total Tenda	826.671	113.696	232.517	-239.302	-160.589	772.992	-6,5%
MCMV	460.805	113.696	123.605	-159.796	-16.165	522.146	13,3%
> MCMV	365.866	0	108.912	-79.506	-144.425	250.847	-31,4%

Note: 1) BoP beginning of the period – 4Q12. 2) EP end of the period – 1Q13.  3) % Change 1Q13 versus 4Q12. 4)  1Q13 sales velocity. 5) projects cancelled during the period

33

INCOME STATEMENT

Revenues

On a consolidated basis, net revenue recognized by the “PoC” method decreased 20% year-over-year to R$669 million in 1Q13. Gafisa accounted for 55% of consolidated net revenues, while Alphaville comprised 24% and Tenda the remaining 21%. The table below presents detailed information on pre-sales and recognized revenues by launch year: The Gafisa brand experienced increased sales cancellations in the first quarter, reflecting the high volume of deliveries in the second half of 2012. This resulted in a revenue reversal of R$94 million. In addition, legacy Tenda projects experienced R$233 million in sales cancellations. The Company is working to resell these units in a timely manner. In 1Q13, the Gafisa brand accounted for 55% of net revenues.

Table 38. Pre-sales and recognized revenues by launch year
		1Q13				1Q12
	Launch year	PreSales	%PreSales	Revenues	%	PreSales	%PreSales	Revenues	%
Gafisa	2013 Launches	11.696	12%	-	0%	0	0%	-	0%
(55% stake	2012 Launches	131.985	131%	142.409	39%	67.863	21%	0	0%
Total	2011 Launches	(4.637)	-5%	82.226	22%	81.243	26%	100.907	24%
Revenues)	2010 Launches	(17.620)	-17%	103.843	28%	56.423	18%	116.108	28%
	≤ 2010 Launches	(20.309)	-20%	38.807	11%	111.174	35%	190.649	45%
	Land Bank	0	0		0%	0	0	12.593	3%
	Total Gafisa	101.116	100%	367.285	100%	316.702	100%	420.258	100%
Alphaville	2013 Launches	50.924	46%	1.942	1%	0	0%	-	0%
(24% stake	2012 Launches	33.789	31%	73.993	46%	155.081	85%	3.950	3%
Total	2011 Launches	16.918	15%	61.057	38%	16.062	9%	39.307	33%
Revenues)	2010 Launches	3.806	3%	15.011	9%	3.213	2%	48.459	41%
	≤ 2010 Launches	4.942	4%	9.039	6%	7.622	4%	25.863	22%
	Land Bank	-	0	-	0%	-	0	-	0%
	Total AUSA	110.380	100%	161.042	100%	181.978	100%	117.580	100%
Tenda	2013 Launches	13.656	201%	-	0%	0	0	-	0%
(21% stake	2012 Launches	-	0%	3	0%	0	0%	-	0%
Total	2011Launches	(15.230)	-224%	9.875	7%	(30.635)	34%	15.365	5%
Revenues)	2010 Launches	4.520	67%	66.010	47%	(67.567)	75%	91.696	31%
	≤ 2010 Launches	3.838	57%	64.378	46%	7.759	-9%	181.817	62%
	Land Bank	-	0		0%		0	4.968	2%
	Total Tenda	6.785	100%	140.265	100%	(90.443)	100%	293.846	100%
Consolidated	2013 Launches	76.276	35%	1.942	0%	0	0%	-	0%
	2012 Launches	165.774	76%	216.405	32%	222.944	55%	3.950	0%
	2011 Launches	(2.948)	-1%	153.157	23%	66.670	16%	155.580	19%
	2010 Launches	(9.293)	-4%	184.864	28%	(7.931)	-2%	256.263	31%
	≤ 2010 Launches	(11.528)	-5%	112.224	17%	126.555	31%	398.329	48%
	Land Bank	-	0	-	0%	-	0	17.561	2%
Total	Total Gafisa Group	218.281	100%	668.591	100%	408.237	100%	831.684	100%

34

Gross Profit

Gross profit was R$158 million in the first quarter compared to R$177 million in 1Q12. The result was impacted by the poor performance of Tenda and Gafisa brand legacy projects in non-core markets.  Gross margin was 24% in 1Q13, compared to 27% in 4Q12 and 21% in 1Q12, reflecting the smaller contribution of Tenda in the consolidated mix and the increased contribution of Alphaville. During 1Q13, the Gafisa brand accounted for 55% of consolidated gross profit (versus 52% a year ago), Alphaville comprised 51% (versus 37% a year  ago) and Tenda had a negative contribution to the mix of -6% (versus 11% a year ago).

Table 39. Gross Margin (R$000)
(R$'000) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Gross Profit	158.276	221.360	-28%	176.672	-10%
Gross Margin	23,7%	27,2%	-349bps	21,2%	243bps
Gross Profit (ex-Tenda)	167.899	212.803	-21%	157.615	7%
Gross Margin (ex-Tenda) %	31,8%	34,3%	-248bps	29,3%	247bps

Table 40. Capitalized Interest
(R$million) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Opening balance	239.327	238.256	0%	204.739	17%
Capitalized interest	36.922	33.403	11%	19.513	89%
Interest capitalized to COGS	(34.229)	(28.645)	19%	(34.759)	-2%
Closing balance	242.020	243.014	0%	189.493	28%

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$147 million in 1Q13, an 8% increase compared to R$137 million in 1Q12. Selling expenses increased 27% on a year-over-year basis to R$55 million, as a result of the expenses related to the sales of launches and marketing expenses related to the efforts of selling inventory. The Company continues to focus on reducing finished inventory.

Table 41. SG&A Expenses (R$000)
(R$'000) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Selling expenses	(70.434)	(98.820)	-29%	(55.301)	27%
G&A expenses	(76.949)	(93.660)	-18%	(81.385)	-5%
SG&A	(147.383)	(192.480)	-23%	(136.686)	8%
Selling expenses (ex-Tenda)	(49.655)	(73.240)	-32%	(35.008)	42%
G&A expenses (ex-Tenda)	(54.317)	(61.986)	-12%	(54.475)	0%
SG&A (ex-Tenda)	(103.972)	(135.226)	-23%	(89.483)	16%

Table 42. SG&A / Launches (%)

(R$'000) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Selling expenses /Launches	-23%	-7%	-1627 bps	-12%	-1098 bps
G&A /Launches	-25%	-6%	-1873 bps	-18%	-747 bps
SG&A/Launches	-48%	-13%	-3500 bps	-29%	-1845 bps
Selling expenses /Launches (ex-Tenda)	-26%	-5%	-2070 bps	-8%	-1807 bps
G&A /Launches (ex-Tenda)	-28%	-4%	-2386 bps	-12%	-1627 bps
SG&A/Launches (ex-Tenda)	-54%	-9%	-4456 bps	-19%	-3434 bps

Table 43. SG&A / Pre-Sales (%)
(R$'000) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Selling expenses /Pre-Sales	-32%	-11%	-2135 bps	-14%	-1872 bps
G&A /Pre-Sales	-35%	-10%	-2491 bps	-20%	-1532 bps
SG&A / Pre-Sales	-68%	-21%	-4626 bps	-33%	-3404 bps
Selling expenses /Pre-Sales (ex-Tenda)	-23%	-8%	-1564 bps	-7%	-1646 bps
G&A /Pre-Sales (ex-Tenda)	-26%	-7%	-1905 bps	-11%	-1476 bps
SG&A / Pre-Sales (ex-Tenda)	-49%	-14%	-3470 bps	-18%	-3122 bps

Table 44. SG&A / Revenues (%)
(R$'000) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Selling expenses /Net Revenues	-11%	-12%	159 bps	-7%	-389 bps
G&A expenses/Net Revenues	-12%	-11%	-2 bps	-10%	-172 bps
SG&A/Net Revenues	-22%	-24%	157 bps	-16%	-561 bps
Selling expenses /Net Revenues (ex-Tenda)	-9%	-12%	239 bps	-7%	-289 bps
G&A expenses/Net Revenues (ex-Tenda)	-10%	-10%	-30 bps	-10%	-15 bps
SG&A/Net Revenues (ex-Tenda)	-20%	-22%	209 bps	-17%	-304 bps

35

Administrative expenses reached R$77 million in 1Q13, a 5% decrease compared to R$81 million in 1Q12, due to the reduction in G&A expenses at the Gafisa and Tenda segments totaling R$6.9 million.

Table 45. General and Administrative Expenses Breakdown (1Q12-1Q13)

(R$000) Consolidado	1Q13 (A)	1Q12 (B)	A/A (%)	Change (A) - (B)	Stake (%) in the Total Changes Posted (A) - (B) / (C)
Wages and salaries expenses	(36.648)	(35.792)	2%	(856)	-19%
Benefits and employees	(2.549)	(2.433)	5%	(116)	-3%
Travel expenses and utilities	(2.302)	(5.225)	-56%	2.923	66%
Services rendered	(9.828)	(9.255)	6%	(573)	-13%
Rentals and condos fee	(3.750)	(3.582)	5%	(168)	-4%
Information Technology	(2.624)	(2.857)	-8%	233	5%
Stock Option Plan	(4.914)	(6.513)	-25%	1.599	36%
Provision for Bonus and Profit Sharing	(12.547)	(13.327)	-6%	780	18%
Other	(1.787)	(2.401)	-26%	614	14%
Total (C)	(76.949)	(81.385)	-5%	4.436	100%

Consolidated Adjusted EBITDA

Earnings before interest, tax, depreciation and amortization totaled R$19 million in 1Q13, a 64% decrease compared to R$52 million posted in 1Q12. Adjusted EBITDA was R$68 million in 1Q13, compared to R$100 million in 1Q12. Adjusted EBITDA ex-Tenda was R$93 million in 1Q13, compared to R$112 million in 1Q12. During 1Q13, the adjusted EBITDA margin reached 10% or 18% ex-Tenda, as compared to 12% and 21%, respectively, in 1Q12. Adjusted EBITDA for Gafisa and Alphaville totaled R$45 million and R$48 million, respectively, while Tenda´s adjusted EBITDA was negative R$25 million.

Table 47. Consolidated Adjusted EBITDA
(R$'000) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Net Profit (Loss)	(55.473)	(98.875)	-44%	(31.515)	76%
(+) Financial result	56.302	54.008	4%	50.067	12%
(+) Income taxes	7.641	(6.465)	-218%	16.253	-53%
(+) Depreciation and Amortization	10.297	35.396	-71%	17.443	-41%
(+) Capitalized Interest Expenses	34.229	28.645	19%	34.759	-2%
(+) Stock option plan exp.	4.914	4.437	11%	6.513	-25%
(+) Minority shareholders	9.976	15.696	-36%	6.815	46%
Adjusted EBITDA	67.886	32.842	107%	100.335	-32%
Adjusted EBITDA margin	10,2%	4,0%	612bps	12,1%	-191bps
Net Revenue	668.591	815.071	-18%	831.684	-20%
EBITDA	18.767	-15.936	-218%	52.248	-64%
Adjusted EBITDA (ex Tenda)	93.380	90.925	3%	111.691	-16%
Adj. EBITDA Mg (ex Tenda)	17,7%	14,6%	304bps	20,8%	-309bps

EBITDA Earnings before interest, tax, depreciation and amortization. EBITDA Adjusted for expenses on stock option plans (non-cash), capitalized interest and minority shareholders.

Depreciation And Amortization

Depreciation and amortization in 1Q13 was R$10 million, a decrease of R$7 million when compared to R$17 million recorded in 1Q12.

Financial Results

Net financial expenses totaled R$56 million in 1Q13, compared to a net financial result of R$50 million in 1Q12. Financial revenues increased to R$23 million from R$16 million at the end of the year, due to the stronger cash position.

Taxes

Income taxes, social contribution and deferred taxes for 1Q13 amounted to negative R$8 million, compared to R$16 million in 1Q12.

Adjusted Net Income (Loss)

Gafisa Group reported a net loss of R$55 million in 1Q13, compared to a net loss of R$32 million in 1Q12. Net results were impacted by lower gross margins on Tenda projects coupled with higher financial expenses, which were partially offset by Alphaville’s net income of R$29 million reported in the period.

36

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$3.3 billion in 1Q13, 8% lower than the R$3.6 billion posted in 1Q12, and 10% lower than the R$3.7 billion posted in 4Q12. The consolidated margin for the quarter increased to 39% from 35% in 1Q12. The improvement reflects the increased contribution of the most recent projects in the Group’s product mix, the contribution of the Tenda brand and the increased proportion of Alphaville projects. The table below shows the backlog margin by segment:

Table 48. Results to be recognized (REF) by brand

	Gafisa	Tenda	Alphaville	Gafisa Group	Gafisa ex- Tenda
Revenues to be recognized	1.951.419	361.914	996.580	3.309.913	2.947.999
Costs to be incurred (units sold)	(1.273.873)	(275.766)	(470.771)	(2.020.410)	(1.744.644)
Results to be Recognized	677.546	86.148	525.809	1.289.503	1.203.355
Backlog Margin	35%	24%	53%	39%	41%

Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the AVP method introduced by Law nº 11,638

It is worth mentioning that the difference between Tenda’s backlog margin and margin reported in the income statement is mainly due to the project-related expenses attributed to the projects were modified that were recognized directly in the income statement.

Table 49. Gafisa Group Results to be recognized (REF)

	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Revenues to be recognized	3.309.913	3.676.320	-10%	3.562.048	-7%
Costs to be incurred (units sold)	(2.020.410)	(2.226.575)	-9%	(2.300.987)	-12%
Results to be Recognized	1.289.503	1.449.745	-11%	1.261.061	2%
Backlog Margin	39%	39%	-48 bps	35%	356 bps

Note: It is included in the gross profit margin and not included in the backlog: Adjusted Present Value (AVP) on receivables, revenue related to swaps, revenue and cost of services rendered, AVP over property (land)  debt , cost of swaps and provision for guarantees.

37

BALANCE SHEET

Cash and Cash Equivalents

On March 31, 2013, cash and cash equivalents totaled R$1.4 billion, a 8% decline compared to 4Q12.

Accounts Receivable

At the end of 1Q13, total accounts receivable decreased 13% to R$6.7 billion compared to 1Q12 and 6% compared to the R$7.1 billion posted in 4Q12. . Gafisa has additional receivables (from units already delivered) of more than R$590 million available for securitization.

Table 50. Total receivables
(R$000) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Receivables from developments – LT (off balance sheet)	3.435.302	3.815.589	-10%	3.696.988	-7%
Receivables from PoC – ST (on balance sheet)	2.492.119	2.493.170	0%	2.980.105	-16%
Receivables from PoC – LT (on balance sheet)	740.058	820.774	-10%	1.013.663	-27%
Total	6.667.479	7.129.533	-6%	7.690.756	-13%
Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according to PoC and BRGAP

Inventory

Table 51. Inventory (Balance Sheet at cost)
(R$000) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Land	907.246	889.538	2%	1.016.980	-11%
Units under construction	958.377	941.417	2%	1.220.091	-21%
Completed units	394.016	344.749	14%	173.514	127%
Total	2.259.639	2.175.704	4%	2.410.585	-6%

Inventory totaled R$2.26 billion in 1Q13, a 4% increase on the R$2.7 billion registered in 4Q12 decreased 6% Y-o-Y. At the end of 1Q13, finished units accounted for 20% of total inventory. The Company continues to focus on reducing finished inventory.

Table 52. Inventory at Market Value per completion status
Company	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units¹	Total 1Q13
Gafisa	71.526	594.505	739.571	240.129	275.389	1.921.120
Alphaville	-	323.260	182.060	140.964	162.643	808.927
Tenda	101.132	34.665	151.590	206.568	279.037	772.992
Total	172.659	952.429	1.073.220	587.662	717.070	3.503.039

Note: 1) Inventory at market value includes projects with partners. This data is not on the same basis as the inventory booked at cost given the new  accounting method implemented.

Consolidated inventory at market value reduced by R$119 million to R$3.5 billion in 1Q13. In 1Q13, concluded units totaled R$717 million. The market value of Gafisa inventory, which represented 55% of total inventory, decreased 3% to R$ 1.92 billion at the end of 1Q13. Completed units accounted for 14% of the Gafisa segment’s inventory. The market value of Alphaville inventory was stable at R$809 million at the end of 1Q13, and completed units represented 20% of the segment’s inventory. Tenda inventory was valued at R$772 million at the end of 1Q13, compared to R$827 million at the end of 4Q12, and completed units represented 36% of the segment’s total inventory. The overall decline in inventory balances reflects the volume of first quarter sales.

Table 53. Inventory at Market Value 1Q13 x 4Q12

	Inventories BoP1	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP2	% Q-o-Q3	VSO4
Gafisa (A)	1,983,694	83,029	191,572	-292,688	-44,486	1,921,120	-3.2%	5.0%
Alphaville (B)	812,174	110,828	57,420	-167,799	-3,696	808,927	-0.4%	12.0%
Total (A) + (B)	2,795,867	193,857	248,992	-460,487	-48,182	2,730,047	-2.4%	7.2%
Tenda (C)	826,671	113,696	232,517	-239,302	-160,589	772,992	-6.5%	0.9%
Total (A) + (B) + (C)	3,622,538	307,553	481,508	-699,789	-208,771	3,503,039	-3.3%	5.9%

Note: 1) BoP beginning of the period – 4Q12. 2) EP end of the period – 1Q13.  3) % Change 1Q13 versus 4Q12. 4)  1Q13 sales velocity. 5) projects cancelled during the period

38

Liquidity

The Gafisa Group ended the first quarter with R$1.4 billion in cash and cash equivalents, down from R$1.6 billion at the end of 4Q12. Net debt was R$2.5 billion at the end of 1Q13, a R$89.0 million increase from R$2.4 billion the end of 4Q12. As a result, consolidated cash generation (cash burn) was negative at approximately R$89.0 million in 1Q13. This quarter, the lowest volume of releases, and the disbursement of about U.S. $ 50mm acquisition of land acquired in 2012 and 2013 impacted the operating cash flow.

The net debt and investor obligations to equity and minorities ratio was 94% compared to 89% in 4Q12 and 114% in 1Q12. Excluding project finance, the net debt/equity ratio reached 19% from 20% in 4Q12 and 50% in the 1Q12.

The Company has access to a total of R$1.6 billion in construction finance lines contracted with banks and R$520 million of construction credit lines in the process of being approved. Also, Gafisa has R$3.1 billion available in construction finance lines of credit for future developments. The following tables provide information on the Company’s debt position:

Table 54. Indebtedness and Investor obligations
Type of obligation (R$000)	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Debentures - FGTS (A)	1.189.918	1.163.204	2,3%	1.244.225	-4,4%
Debentures - Working Capital (B)	584.890	572.699	2,1%	704.420	-17,0%
Project Financing SFH – (C)	790.881	704.758	12,2%	484.833	63,1%
Working Capital (D)	1.146.952	1.199.776	-4,4%	1.138.254	0,8%
Total (A)+(B)+(C)+(D) =(E)	3.712.641	3.640.437	2,0%	3.571.732	3,9%
Investor Obligations (F)	216.375	323.706	-33,2%	364.274	-40,6%
Total debt (E) + (F) = (G)	3.929.016	3.964.143	-0,9%	3.936.006	-0,2%
Cash and availabilities (H)	1.443.644	1.567.755	-7,9%	847.121	70,4%
Net debt (G)-(H) = (I)	2.485.372	2.396.388	3,7%	3.088.885	-19,5%
Equity + Minority Shareholders (J)	2.644.543	2.694.888	-1,9%	2.716.976	-2,7%
ND/Equity (I)/(J) = (K)	94%	89%	5,7%	114%	-1971bps
ND Exc. Proj Fin / Equity (I)-((A)+(C))/(J) = (L)	19%	20%	-2,7%	50%	-3097bps

The Gafisa Group ended the first quarter with R$3.9 billion of total debt, R$1.2 billion maturing in the next 12 months. However, it is worth mentioning that project finance accounts for 50% of this amount.

Table 55. Debt maturity
(R$million)	Average Cost (p.a.)	Total	Until Mar/14	Until Mar/15	Until Mar/16	Until Mar/17	After Mar/17
Debentures - FGTS (A)	TR + (9,54% - 10,09%)	1.189.918	241.925	247.993	350.000	150.000	200.000
Debentures - Working Capital (B)	CDI + (1,50% - 1,95%)	584.890	140.698	283.659	150.000	6.913	3.620
Project Financing SFH – (C)	TR + (8,30% - 11,50%)	790.881	200.618	373.449	160.448	40.684	15.682
Working Capital (D)	CDI + (1,30% - 3,04%)	1.146.952	410.715	331.764	250.182	137.711	16.580
Total (A)+(B)+(C)+(D) =(E)		3.712.641	993.956	1.236.865	910.630	335.308	235.882
Investors Obligations (F)	CDI + (0.235% - 1.00%) / IGPM +7.25%	216.375	184.819	15.133	9.885	5.399	1.139
Total debt (E) + (F) = (G)	9.33%	3.929.016	1.178.775	1.251.998	920.515	340.707	237.021
% due to corresponding period			30%	32%	23%	9%	6%

((A)+ (C)) / (G) Project finance as a % of Total debt due to corresponding periods		50%	38%	50%	55%	56%	91%
((B) + (D) + (F))/ (G) Corporate debt as a % of Total debt due to corresponding periods		50%	62%	50%	45%	44%	9%

Covenant Ratios

Table 56. Debenture covenants - 7th emission
1Q13
(Total receivables + Finished units) / (Total debt - Cash - project debt) >2 or <0	31,39
(Total debt - Project Finance debt - Cash) / (Equity + Min.) ≤ 75%	10,90%
(Total receivables + Revenues to be recognized + Inventory of finished units / Total debt - SFH + Obligations related to construction + costs to be incurred) > 1.5	1,81

Table 57. Debenture covenants - 5th emission (R$250 million)
1Q13
(Total debt – Project Finance debt - Cash) / Equity ≤ 75%	11,58%
(Total receivables + Finished units) / (Net debt) ≥ 2.2x	3,11

Note: Covenant status on September 30, 2012

39

Provisions

Tabela 58. Provisions

General Provisions	1Q13	4Q12	Change Q-o-Q	1Q12	Change Y-o-Y
Sales Cancellations (Dissolutions)	(62.267)	(66.673)	-7%	(115.385)	-46%
Nonperforming loans	(27.995)	(31.265)	-10%	(36.715)	-24%
Additional Charges	(38.728)	(40.385)	-4%	(97.728)	-60%
Negative Margins	(12.158)	(15.267)	-20%	(22.499)	-46%
Cancelations	(2.196)	(4.628)	-53%	(29.462)	-93%
Penalty for Delays	(34.886)	(36.249)	-4%	(62.397)	-44%
Impairment	(48.391)	(46.771)	3%	(87.774)	-45%
Contingencies	(187.318)	(192.318)	-3%	(154.317)	21%
Warranty	(60.472)	(55.377)	9%	(40.587)	49%
Total	(474.412)	(488.933)	-3%	(646.864)	-27%

40

OUTLOOK

First-quarter 2013 launches totaled R$308 million, a 34% decrease compared to 1Q12. The result represents 10% of the mid-point of full-year launch guidance of R$ 2.7 to R$ 3.3 billion and is broadly in keeping with the proportion of full-year launches historically occurring in the first quarter. Gafisa is expected to represent 42% of 2013 launches,  Alphaville 46% and Tenda the remaining 12%.

Table 58. Launch Guidance – 2013 Estimates

	Guidance (2013E)	Actual numbers 1Q13A
Consolidated Launches	R$2.7 – R$3.3 bi	307mn
Breakdown by Brand
Launches Gafisa	R$1.15 – R$1.35 bi	83mn
Launches Alphaville	R$1.3 – R$1.5 bi	111mn
Launches Tenda	R$250 – R$450 mn	114mn

Given the focus on cash generation in 2012, Gafisa enters 2013 with a comfortable liquidity position and capital structure, having restructured debt and diversified funding sources and cash facilities. As of March 31, 2013, the net debt and investor obligations to equity ratio was 94%.

Table 59. Guidance Leverage (2013E)

	Guidance (2013)	Actual number 1Q13A
Consolidated	95%	94%

The Company expects an adjusted EBITDA margin in the range of 12% - 14% in 2013, as margins continue to be impacted by (1) the resolution of Tenda legacy projects, including the delivery of around 7,000 units in 2013, and (2) the delivery of lower margin projects launched by Gafisa in non core markets, expected to be substantially concluded in 2013.

Tabela 60. Guidance Adjusted EBITDA Margin (2013E)

	Guidance (2013)	Actual number 1Q13A
Consolidated	12% - 14%	10%

The Gafisa Group plans to deliver between 13,500 and 17,500 units in 2013, of which 27% will be delivered by Gafisa, 46% by Tenda and the remaining 27% by Alphaville. Going forward, the Company expects to achieve full-year delivery guidance in line with an anticipated increase in deliveries in the coming quarters.

Table 61. Other Relevant Operational Indicators – Delivery Estimates 2013E

	Guidance (2013E)	Actual numbers 1Q13A
Consolidated Amounts	13,500 – 17,500	1,300
Delivery by Brand
# Gafisa Delivery	3,500 – 5,000	86
# Alphaville Delivery	3,500 – 5,000	419
# Tenda Delivery	6,500 – 7,500	795

41

CONSOLIDATED INCOME STATEMENT

R$000	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Net Operating Revenue	668.591	815.071	-18%	831.684	-20%
Operating Costs	(510.315)	(593.711)	-14%	(655.012)	-22%
Gross profit	158.276	221.360	-28%	176.672	-10%
Operating Expenses
Selling Expenses	(70.434)	(98.820)	-29%	(55.301)	27%
General and Administrative Expenses	(76.949)	(93.660)	-18%	(81.385)	-5%
Other Operating Rev / Expenses	(3.963)	(40.039)	-90%	(9.892)	-60%
Depreciation and Amortization	(10.297)	(35.396)	-71%	(17.443)	-41%
Equity	21.813	10.919		28.969
Operating results	18.446	(35.636)	-152%	41.620	-56%

Financial Income	23.531	17.958	31%	15.828	49%
Financial Expenses	(79.833)	(71.966)	11%	(65.895)	21%

Income (Loss) Before Taxes on Income	(37.856)	(89.644)	-58%	(8.447)	348%

Deferred Taxes	(4.657)	11.148	-142%	(3.781)	23%
Income Tax and Social Contribution	(2.984)	(4.683)	-36%	(12.472)	-76%

Income (Loss) After Taxes on Income	(45.497)	(83.179)	-45%	(24.700)	84%

Minority Shareholders	9.976	15.696	-36%	6.815	46%

Net Income (Loss)	(55.473)	(98.875)	-44%	(31.515)	76%

Note: The Income Statement reflects the impact of IFRS adoption, also for 2010.

42

CONSOLIDATED BALANCE SHEET

	1Q13	4Q12	Q-o-Q(%)	1Q12	Y-o-Y(%)
Current Assets
Cash and cash equivalents	1.443.644	1.567.755	-8%	847.121	70%
Receivables from clients	2.492.119	2.493.170	0%	2.980.105	-16%
Properties for sale	1.824.553	1.901.670	-4%	1.765.589	3%
Other accounts receivable	205.450	233.483	-12%	107.677	91%
Prepaid expenses and other	55.571	61.685	-10%	72.967	-24%
Properties for sale	141.644	139.359	2%	93.188	52%
Financial Instruments	7.800	9.224	-15%	10.391	-25%
	6.170.781	6.406.346	-4%	5.877.038	5%
Long-term Assets
Receivables from clients	740.058	820.774	-10%	1.013.663	-27%
Properties for sale	435.086	274.034	59%	644.996	-33%
Deferred taxes	5.920	10.443	-43%	10.443	-43%
Other	288.690	280.243	3%	254.945	13%
	1.469.754	1.385.494	6%	1.924.047	-24%
Intangible and Property and Equipment	278.738	276.232	1%	100.413	178%
Investments	611.101	646.590	-6%	867.170	-30%

Total Assets	8.530.374	8.714.662	-2%	8.768.668	-3%

Current Liabilities
Loans and financing	611.333	613.973	0%	680.767	-10%
Debentures	382.623	346.360	10%	348.577	10%
Obligations for purchase of land and advances from clients	501.918	503.889	0%	462.176	9%
Materials and service suppliers	153.896	154.763	-1%	125.474	23%
Taxes and contributions	197.124	222.578	-11%	243.799	-19%
Obligation for investors	184.819	161.373	15%	160.981	15%
Other	567.116	629.373	-10%	508.423	12%
	2.598.829	2.632.309	-1%	2.530.197	3%
Long-term Liabilities
Loans and financing	1.326.500	1.290.561	3%	942.320	41%
Debentures	1.392.185	1.389.543	0%	1.600.068	-13%
Obligations for purchase of land	67.444	70.194	-4%	96.328	-30%
Deferred taxes	79.405	80.375	-1%	86.783	-9%
Provision for contingencies	148.371	149.790	-1%	134.309	10%
Obligation for investors	31.556	162.333	-81%	203.293	-84%
Other	241.541	244.669	-1%	458.394	-47%
	3.287.002	3.387.465	-3%	3.521.495	-7%
Shareholders' Equity
Shareholders’ Equity	2.489.357	2.544.504		2.623.135
Non-controlling interests	155.186	150.384	3%	93.841	65%
	2.644.543	2.694.888	-2%	2.716.976	-3%
Liabilities and Shareholders' Equity	8.530.374	8.714.662	-2%	8.768.668	-3%

43

CASH FLOW

	1Q13	1Q12
Loss Before Taxes on Income	(37.856)	(8.447)
Expenses not affecting working capital	49.723	54.609
Depreciation and amortization	10.297	17.443
Impairment allowance	925	(4.282)
Expense on stock option plan	4.914	6.513
Penalty fee over delayed projects	(1.363)	11.186
Unrealized interest and charges, net	36.821	29.864
Deferred Taxes	(21.813)	(28.969)
Disposal of fixed asset	1.570	5.622
Warranty provision	2.870	1.015
Provision for contingencies	6.962	8.592
Profit sharing provision	12.547	13.327
Allowance (reversal) for doubtful debts	(9.966)	(2.965)
Profit / Loss from financial instruments	5.959	(2.737)
Clients	91.732	32.958
Properties for sale	(86.655)	79.421
Other receivables	(8.743)	27.184
Deferred selling expenses and prepaid expenses	6.114	(1.729)
Obligations on land purchases and advances from customers	(4.721)	(135.248)
Taxes and contributions	(24.246)	26.877
Trade accounts payable	(41.118)	17.488
Salaries, payroll charges	2.463	(211)
Other accounts payable	(9.654)	(41.442)
Assignment of credit receivables, net
Current account operations	44.908	(442)
Paid taxes	(4.192)	(12.471)
Cash used in operating activities	(22.245)	38.547
Investing activities
Purchase of property and equipment and deferred charges	(15.353)	(26.809)
Redemption of securities, restricted securities and loans	606.645	907.464
Investments in marketable securities, restricted securities and loans and securities, restricted securities and loans	(394.332)	(725.798)
Investments increase	(7.378)	(30.194)
Dividends receivables	2.000	0
Cash used in investing activities	191.582	124.663
Financing activities
Capital increase	0	0
Contributions from venture partners	(107.331)	(108.912)
Increase in loans and financing	304.899	247.458
Repayment of loans and financing	(269.516)	(139.640)
Assignment of credit receivables, net	(4.336)	0
Proceeds from subscription of redeemable equity interest in securitization fund	1.482	15.743
Operations of mutual	(6.333)	(7.422)
Dividends paid
Net cash provided by financing activities	(81.135)	7.227
Net increase (decrease) in cash and cash equivalents	88.202	170.437
Cash and cash equivalents
At the beginning of the period	587.956	69.548
At the end of the period	676.158	239.985
Net increase (decrease) in cash and cash equivalents	88.202	170.437

44

GAFISA SEGMENT INCOME STATEMENT

R$000	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Net Operating Revenue	367.284	340.819	8%	420.258	-13%
Operating Costs	(279.517)	(263.638)	6%	(328.449)	-15%
Gross profit	87.767	77.181	14%	91.809	-4%
Operating Expenses
Selling Expenses	(34.441)	(45.646)	-25%	(28.463)	21%
General and Administrative Expenses	(30.373)	(40.700)	-25%	(32.990)	-8%
Other Operating Rev / Expenses	(7.536)	(14.772)	-49%	(5.055)	49%
Depreciation and Amortization	(6.486)	(31.107)	-79%	(14.625)	-56%
Equity	2.850	2.169		10.618
Operating results	11.781	(52.875)	-122%	21.294	-45%

Financial Income	8.228	5.384	53%	5.106	61%
Financial Expenses	(60.325)	(45.525)	33%	(45.705)	32%

Loss Before Taxes on Income	(40.316)	(93.016)	-57%	(19.305)	109%

Deferred Taxes	(15)	6.795	-100%	555	-103%
Income Tax and Social Contribution	(2.900)	(8.596)	-66%	(10.277)	-72%

Loss After Taxes on Income	(43.231)	(94.817)	-54%	(29.027)	49%

Minority Shareholders	(2.738)	(298)	819%	(6.616)	-59%

Net Loss	(40.493)	(94.519)	-57%	(22.411)	81%

45

ALPHAVILLE  SEGMENT INCOME STATEMENT

R$000	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Net Operating Revenue	161.042	280.325	-43%	117.580	37%
Operating Costs	(80.910)	(144.703)	-44%	(51.774)	56%
Gross profit	80.132	135.622	-41%	65.806	22%
Operating Expenses
Selling Expenses	(15.214)	(27.594)	-45%	(6.545)	132%
General and Administrative Expenses	(23.944)	(21.286)	12%	(21.485)	11%
Other Operating Rev / Expenses	6.694	(7.275)	-192%	-	0%
Depreciation and Amortization	(888)	(640)	39%	(542)	64%
Equity pick up	(146)	7.732		3.092
Operating results	46.634	86.559	-46%	40.326	16%

Financial Income	4.601	2.818	63%	3.010	53%
Financial Expenses	(11.737)	(18.355)	-36%	(12.585)	-7%

Income Before Taxes on Income	39.498	71.022	-44%	30.751	28%

Deferred Taxes	(2.183)	2.023	-208%	-	0%
Income Tax and Social Contribution	978	(1.939)	-150%	(2.449)	-140%

Income After Taxes on Income	38.293	71.106	-46%	28.302	35%

Minority Shareholders	9.420	14.475	-35%	6.676	41%

Net Income	28.873	56.631	-49%	21.626	34%

46

TENDA SEGMENT INCOME STATEMENT

R$000	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Net Operating Revenue	140.265	193.927	-28%	293.846	-52%
Operating Costs	(149.888)	(185.370)	-19%	(274.789)	-45%
Gross profit	(9.623)	8.557	-212%	19.057	-150%
Operating Expenses
Selling Expenses	(20.779)	(25.580)	-19%	(20.293)	2%
General and Administrative Expenses	(22.632)	(31.674)	-29%	(26.910)	-16%
Other Operating Rev / Expenses	(3.121)	(17.992)	-83%	(4.837)	-35%
Depreciation and Amortization	(2.923)	(3.649)	-20%	(2.276)	28%
Equity	19.109	1.018		15.259
Operating results	(39.969)	(69.320)	-42%	(20.000)	100%

Financial Income	10.702	9.756	10%	7.712	39%
Financial Expenses	(7.771)	(8.086)	-4%	(7.605)	2%

Loss Before Taxes on Income	(37.038)	(67.650)	-45%	(19.893)	86%

Deferred Taxes	(2.459)	2.330	-206%	(4.336)	-43%
Income Tax and Social Contribution	(1.062)	5.852	-118%	254	-518%

Loss After Taxes on Income	(40.559)	(59.468)	-32%	(23.975)	69%

Minority Shareholders	3.294	1.519	117%	6.755	-51%

Net Loss	(43.853)	(60.987)	-28%	(30.730)	43%

47

GAFISA  SEGMENT BALANCE SHEET

	1Q13	4Q12	Q-o-Q(%)	1Q12	Y-o-Y(%)
Current Assets
Cash and cash equivalents	375.900	473.540	-21%	173.369	117%
Receivables from clients	1.334.583	1.272.709	5%	1.895.208	-30%
Properties for sale	852.829	862.567	-1%	745.425	14%
Other accounts receivable	207.058	207.034	0%	277.098	-25%
Prepaid expenses	44.623	49.660	-10%	54.710	-18%
Properties for sale	15.900	14.000	14%	65.969	-76%
Financial Instruments	4.747	5.088	-7%	6.219	-24%
	2.835.640	2.884.598	-2%	3.217.998	-12%
Long-term Assets
Receivables from clients	318.170	354.058	-10%	319.458	0%
Properties for sale	278.756	203.110	37%	366.088	-24%
Financial Instruments	3.470	5.480	-37%	5.480	-37%
Other	206.898	200.107	3%	182.937	13%
	807.294	762.755	6%	873.963	-8%
Intangible and Property and Equipment	64.877	60.723	7%	53.513	21%
Investments	2.860.106	2.923.018	-2%	2.986.001	-4%

Total Assets	6.567.917	6.631.094	-1%	7.131.475	-8%

Current Liabilities
Loans and financing	386.506	382.541	1%	590.625	-35%
Debentures	208.164	184.279	13%	171.716	21%
Obligations for purchase of land and advances from clients	293.004	302.730	-3%	248.664	18%
Materials and service suppliers	75.507	58.011	30%	70.045	8%
Taxes and contributions	68.071	71.973	-5%	112.993	-40%
Obligation for investors	114.814	116.886	-2%	117.064	-2%
Other	628.990	589.479	7%	542.844	16%
	1.775.056	1.705.899	4%	1.853.951	-4%
Long-term Liabilities
Loans and financing	956.957	910.867	5%	735.965	30%
Debentures	992.262	989.620	0%	1.150.283	-14%
Obligations for purchase of land	64.058	70.397	-9%	94.179	-32%
Deferred taxes	63.954	63.939	0%	63.225	1%
Provision for contingencies	68.675	69.797	-2%	73.756	-7%
Obligation for investors	19.535	119.535	-84%	129.721	-85%
Other	102.835	122.878	-16%	363.254	-72%
	2.268.276	2.347.033	-3%	2.610.383	-13%
Shareholders' Equity
Shareholders' Equity	2.489.356	2.544.504	-2%	2.623.135	-5%
Non-controlling interests	35.229	33.658	5%	44.006	-20%
	2.524.585	2.578.162	-2%	2.667.141	-5%
Liabilities and Shareholders' Equity	6.567.917	6.631.094	-1%	7.131.475	-8%

48

TENDA  SEGMENT BALANCE SHEET

	1Q13	4Q12	Q-o-Q(%)	1Q12	Y-o-Y(%)
Current Assets
Cash and cash equivalents	770.129	774.690	-1%	514.620	50%
Receivables from clients	840.168	916.262	-8%	942.341	-11%
Properties for sale	723.533	814.422	-11%	833.077	-13%
Other accounts receivable	307.613	245.512	25%	209.141	47%
Prepaid expenses	10.785	11.861	-9%	18.257	-41%
Properties for sale	125.743	125.360	0%	27.219	362%
	-	-	0%	-	0%
Long-term Assets	2.777.971	2.888.107	-4%	2.544.655	0
Receivables from clients
Properties for sale	27.396	88.999	-69%	366.917	-93%
Deferred Taxes	116.613	26.593	339%	251.691	-54%
Other	-	0	0%	-	0%
	77.417	75.297	3%	73.724	5%
Intangible and Property and Equipment	221.426	190.889	16%	692.332	-68%
Investments	31.865	33.686	-5%	40.255	-21%
	210.600	192.488	9%	186.427	13%
Total Assets
	3.241.862	3.305.170	-2%	3.463.669	-6%
Current Liabilities
Loans and financing
Debentures	133.068	155.745	-15%	32.760	306%
Obligations for purchase of land and advances from clients	174.459	162.081	8%	176.861	-1%
Materials and service suppliers	108.675	135.238	-20%	180.035	-40%
Taxes and contributions	30.849	29.646	4%	36.167	-15%
Obligation for investors	82.916	95.617	-13%	113.268	-27%
Other		0	0%	-	0%
	136.528	134.149	2%	726.714	-81%
Long-term Liabilities	666.495	712.476	-6%	1.265.805	-47%
Loans and financing
Debentures	216.418	197.367	10%	101.849	112%
Obligations for purchase of land	399.923	399.923	0%	449.784	-11%
Deferred taxes	3.386	0	0%	4	84550%
Provision for contingencies	10.956	8.497	29%	12.452	-12%
Obligation for investors	63.951	64.373	-1%	45.650	40%
Other	-	0	0%	-	0%
	45.009	41.915	7%	67.055	-33%
Shareholders' Equity	739.643	712.075	4%	676.794	9%
Shareholders' Equity
Non-controlling interests	1.797.550	1.845.739	-3%	1.498.661	20%
	38.174	34.880	9%	22.409	70%
Liabilities and Shareholders' Equity	1.835.724	1.880.619	-2%	1.521.070	21%

49

ALPHAVILLE  SEGMENT BALANCE SHEET

	1Q13	4Q12	Q-o-Q(%)	1Q12	Y-o-Y(%)
Current Assets
Cash and cash equivalents	297.614	319.524	-7%	159.132	87%
Receivables from clients	317.369	304.199	4%	142.556	123%
Properties for sale	248.192	228.367	9%	187.087	33%
Other accounts receivable	22.388	33.038	-32%	26.750	-16%
Deferred selling expenses	163	163	0%	-	0%
Prepaid Expenses	-	0	0%	-	0%
Properties for sale	-	0	0%	-	0%
Financial Instruments	3.053	4.136	-26%	4.172	-27%
	888.779	889.427	0%	519.697	71%
Long-term Assets
Receivables from clients	394.492	377.717	4%	327.288	21%
Properties for sale	39.717	44.330	-10%	27.217	46%
Financial Instruments	2.450	4.963	-51%	4.963	-51%
Other	6.479	6.469	0%	-1.716	-478%
	443.138	433.479	2%	357.752	24%
Intangible and Property and Equipment	11.062	10.400	6%	6.645	66%
Investments	49.617	48.756	2%	73.461	-32%

Total Assets	1.392.596	1.382.062	1%	957.555	45%

Current Liabilities
Loans and financing	91.760	75.687	21%	57.382	60%
Debentures	-	0	0%	-	0%
Obligations for purchase of land and advances from clients	100.238	65.921	52%	33.477	199%
Materials and service suppliers	47.540	67.107	-29%	19.262	147%
Taxes and contributions	46.137	54.988	-16%	17.538	163%
Obligation for investors	70.005	44.487	57%	43.917	59%
Other	133.207	157.844	-16%	186.154	-28%
	488.887	466.034	5%	357.730	37%
Long-term Liabilities
Loans and financing	153.125	182.327	-16%	104.506	47%
Debentures	-	0	0%	-	0%
Obligations for purchase of land	-	0	0%	2.145	-100%
Deferred taxes	4.495	7.939	-43%	11.105	-60%
Provision for contingencies	15.745	15.620	1%	14.903	6%
Obligation for investors	12.021	42.797	-72%	73.572	-84%
Other	132.959	115.363	15%	39.955	233%
	318.345	364.046	-13%	246.186	29%
Shareholders' Equity
Shareholders' Equity	455.711	426.575	7%	282.911	61%
Non-controlling interests	129.653	125.407	3%	70.728	83%
	585.364	551.982	6%	353.639	66%
Liabilities and Shareholders' Equity	1.392.596	1.382.062	1%	957.555	45%

50

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

Operating Cash Flow

Operating cash flow (non-accounting)

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, borrowers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

(1) A Gafisa, neste 57 anos citados, fez e entregou muitos edificios comerciais no Rio e em São Paulo. Nos anos 70, o volume de comerciais em SP superava os de residências.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The third-quarter financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010. On November 10, 2009 the CVM, issued the deliberation nº 603 changed by deliberation nº 626, which provides the option for listed Companies to present 2010 quarterly information based on accounting practices in force at December 31, 2009. The scope of the works of our independent auditors does not include, the review non-financial information included in the earnings release, such as sales volume, value of sales, revenues to be recognized and costs to be incurred, among other non-accounting information, as well as absolute values or percentage derived from this information.

51

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.   Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with headquarters at Avenida das NaçõesUnidas, 8.501, 19º andar, in the City of São Paulo, State of São Paulo, Brazil, and started its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties, taking into consideration that in the case of the later, as construction company and proxy; (ii) selling and purchasing real estate properties in general; (iii) carrying out civil construction and civil engineering services and (iv) developing and implementing marketing strategies related to its own or third party real estate ventures; and (v) investing in other companies which have similar objectives as the Company’s.

Real estate development projects entered into by the Company with third parties are structured through specific purpose partnerships (“Sociedades de PropósitoEspecífico” or “SPEs”) or the formation of consortia and condominiums. Controlled entities substantially share the managerial and operating structures and the corporate, managerial and operating costs with the Company. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of quarterly information and summary of significant accounting practices

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information

The individual quarterly information (Company) and consolidated quarterly information were prepared and are being presented based on the technical pronouncement CPC 21(R1) – Interim Financial Reporting, using the same accounting practices, judgments, estimates and assumptions adopted in the presentation and preparation of the financial statements for the year ended December 31, 2012, except the pronouncement effective as of January 1st, 2013, described in Note 3, and the accounting practice described in Note 2.2.1 to this quarterly information. Therefore, the corresponding quarterly information shall be read together with the financial statements as of December 31, 2012.

The individual and consolidated quarterly information are specifically in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, in relation to the treatment of the recognition of revenue from this sector and involves certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales.

Certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales have been analyzed by the International Financial Reporting Interpretation Committee (IFRIC), at the request of some countries, including Brazil. However, in view of the project for issuing a revised standard relating to revenue recognition, IFRIC has been discussing this topic in its agenda, understanding that the concept for recognizing revenue is included in the standard that is currently under discussion. Accordingly, this issue is expected to be resolved only after the revised standard relating to revenue recognition is issued.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of quarterly information and summary of significant accounting practices --Continued

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information --Continued

The individual and consolidated quarterly information were prepared based on historical cost basis, except if otherwise stated in the summary of significant accounting practices. The historical cost is usually based on the considerations paid in exchange for assets.

The quarterly information has been prepared over the normal course of business and on a going concern basis. Management makes an assessment of the Company’s ability to continue as going concern when preparing the quarterly information. The Company is in compliance with all its debt covenants at the date of issue of this quarterly information.

All amounts reported in the accompanying quarterly information are in thousands of Reais, except as otherwise stated.

The non-accounting and/or non-financial information included in the accompanying quarterly information, such as sales volume, contractual data, revenue and costs not recognized in units sold, economic projections, insurance and environment, were not reviewed by the independent auditors.

Except for the income (loss) for the quarter, the Company does not have other comprehensive income (loss).

On May 10th, 2013, the Board of Directors of the Company approved the individual and consolidated quarterly information of the Company and authorized its disclosure. The Board of Directors of the Company has power to amend the individual and consolidated quarterly information of the Company after its issuance.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 2 to the individual and consolidated financial statements as of December 31, 2012.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of quarterly information and summary of significant accounting practices --Continued

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information --Continued

2.1.1.   Consolidated quarterly information

The consolidated quarterly information as of March 31, 2013 and 2012 and the consolidated financial statements as of December 31, 2012 include the full consolidation of the following subsidiaries:

	Interest %
	03/31/2013	12/31/2012

Gafisa and subsidiaries (*)	100	100
Construtora Tenda andsubsidiaries(“Tenda”) (*)	100	100
AlphavilleUrbanismo and subsidiaries (“AUSA”) (*) (a)	80	80

(*)  It does not include jointly-controlled investees, which as of January 1st, 2013 are accounted for under the equity method, according to the CPCs 18(R2) and 19(R2) (See Note 3).

(a) The acquisition of the remaining 20% interest in the capital of AUSA is going through arbitration process, as described in Note 32.

See further details on these subsidiaries and jointly-controlled investees in Note 9.

2.2.    Summary of significant accounting practices

In addition to the significant accounting practices disclosed in the financial statements as of December 31, 2012, the following accounting practice applies to the Company in 2013.

     2.2.1    Business combination

                 Business combination is accounted for by applying the acquisition method. The cost of an acquisition is measured by the sum of the transferred consideration, measured at fair value at the acquisition date, and the amount of any noncontrolling interest in the acquiree. The costs directly attributable to the acquisition shall be recognized as expense when incurred.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.2.    Summary of significant accounting practices --Continued

     2.2.1    Business Combination --Continued

                 In the acquisition of a business, Management measures the financial assets and liabilities assumed with the objective of classifying and designating them according to the contractual terms, economic conditions, and the pertinent conditions at the acquisition date.

                 Goodwill is initially measured as the excess of transferred consideration in relation to the fair value of net assets acquired (identifiable assets and liabilities assumed, net). If the consideration is lower than the fair value of the net assets acquired, the difference shall be recognized as a gain in statement of operations.

                 After initial recognition, goodwill is measured at cost, less any accumulated impairment. For purposes of the impairment test, the goodwill acquired in a business combination, as of the acquisition date, shall be designed to each cash-generating unit of the Company that are expected to benefit from the synergies of the combination, whether or not other assets or liabilities of the acquiree are designated to these units.

                 On February 27th, 2013, the Company carried out a business combination, as detailed in Note 9.1.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3. Pronouncements (new or revised) and interpretation applicable as of January 1, 2013

3.1. Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2013

The pronouncements (new or revised) and the interpretation listed below, issued by CPC and approved by CVM, are mandatory for the years beginning January 1, 2013 or later. They are the following:

•           CPC 18 (R2) – Investments in associates and joint ventures – CVM Resolution no. 696 of December 13, 2012;

•           CPC 19 (R2) – Joint arrangements – CVM Resolution no. 694 of November 23, 2012;

•           CPC 33 (R1) – Employee benefits –CVM Resolution no. 695 of December 13, 2012;

•           CPC 36 (R3) – Consolidated statements – CVM Resolution no. 698 of December 20, 2012;

•           CPC 45 – Disclosure of interests in other entities – CVM Resolution no. 697 of December 13, 2012; and

•           CPC 46 – Fair value measurement – CVM Resolution no. 699 of December 20, 2012.

Of the pronouncement listed above, the only one that impacted the Company was CPC 19(R2), and, consequently, CPC 18(R2) and CPC 36(R3). These pronouncements establish that subsidiaries shall be fully consolidated from the date control is acquired, and continue to be consolidated until such control ceases, except the joint ventures, which were stated at equity method in the individual and consolidated quarterly information.

The quarterly information of subsidiaries and joint-controlled investees is prepared for the same reporting period that those of the Company, adopting the accounting policies consistent with those adopted by the Company. For consolidation, the following criteria are adopted:

(i) Elimination of investment in subsidiaries, as well as their equity pick-up;

(ii) The profit from transactions between consolidated companies, as well as those corresponding to balances of assets and liabilities are equally eliminated; and

(iii) Noncontrolling interests are calculated and reported separately.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3. Pronouncements (new or revised) and interpretation applicable as of January 1, 2013--Continued

3.1. Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2013--Continued

The following jointly-controlled investees, which used to be recognized in the consolidated statements under the proportionate consolidation method until December 31, 2012, are recognized under the equity method as of January 1, 2013 and for the corresponding periods reported in this quarterly information:

	% - Interest
Investees	03/31/2013	12/31/2012
Gafisa SPE 48 S.A.	80%	80%
Sítio JatiucaEmpIm.SPE Ltda.	50%	50%
GAFISA SPE-116 Emp. Imob. Ltda.	50%	50%
FIT 13 SPE Emp. Imob. Ltda.	50%	50%
Gafisa SPE 47 Emp. Imob. Ltda.	80%	80%
Gafisa SPE 85 Emp. Imob. Ltda.	80%	80%
Gafisa SPE 71 Emp. Imob. Ltda.	80%	80%
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50%	50%
Gafisa SPE 65 Emp. Imob. Ltda.	80%	80%
Alto da Barra de São Miguel Em. Imob SPE Ltda.	50%	50%
Costa Maggiore Emp. Imob. Ltda	50%	50%
Gafisa SPE 73 Emp. Imob. Ltda.	80%	80%
Gafisa SPE 46 Emp. Imob. Ltda.	60%	60%
Dubai Residencial Emp. Imob. Ltda.	50%	50%
Gafisa SPE 113 Emp. Imob. Ltda.	60%	60%
Aram SPE Emp. Imob. Ltda	80%	80%
Grand Park-Parque das Arvores Em. Im. Ltda	50%	50%
O Bosque Empr. Imob. Ltda.	60%	60%
Parque do Morumbi Incorporadora Ltda.	80%	80%
Grand Park - Parque das Aguas EmpIm Ltda.	50%	50%
Other (*)	Several	Several

(*) It includes companies with investment balance below R$3,000.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3. Pronouncements (new or revised) and interpretation applicable as of January 1, 2013-- Continued

3.1. Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2013—Continued

For purposes of comparability, the corresponding balances as of December 31, 2012 and March 31, 2012, were adjusted considering the aforementioned change in accounting practice. As required by CPC 23 – Accounting Practices, Changes in Accounting Estimates and Errors, the retrospective effects of the adoption of CPCs 18(R2), 19 (R2) and 36 (R3) are as follows:

	Balance originally reported as of 12/31/2012	Impact of the adoption of CPCs 18(R2), 19 (R2) and 36 (R3)	12/31/2012 balances, after the adoption of CPCs 18(R2), 19 (R2) and 36 (R3)
Balance sheet
Current assets	7,218,690	(812,344)	6,406,346
Non-current assets	1,575,371	(189,877)	1,385,494
Investments	-	646,590	646,590
Property and equipment and intangible assets	276,933	(701)	276,232
Total assets	9,070,994	(356,332)	8,714,662

Current liabilities	2,879,590	(247,281)	2,632,309
Non-current liabilities	3,499,037	(111,572)	3,387,465
Total liabilities	6,378,627	(358,853)	6,019,774
Equity	2,692,367	2,521	2,694,888
Total liabilities and equity	9,070,994	(356,332)	8,714,662

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3. Pronouncements (new or revised) and interpretation applicable as of January 1, 2013-- Continued

3.1. Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2013—Continued

	Balances originally reported as of 03/31/2012	Impact of the adoption of CPCs 18(R2), 19 (R2) and 36 (R3)	03/31/2012 balances, after the adoption of CPCs 18(R2), 19 (R2) and 36 (R3)
Statement of operations
Net operating revenue	927,833	(96,149)	831,684
Operating costs	(726,254)	(71,242)	(655,012)
Operating expenses, net	(164,108)	(87)	(164,021)
Equity pick-up	-	28,969	28,969
Financial income (expense)	(42,175)	(7,892)	(50,067)
Income and social contribution taxes	(20,139)	3,886	(16,253)
Noncontrolling interests	(6,672)	(143)	(6,815)
Net loss for the quarter	(31,515)	-	(31,515)

Cash flow
Operating activities	57,618	(19,071)	38,547
Investing activities	136,972	(31,377)	124,663
Financing activities	(66,923)	(74,150)	7,227

Statement of value added
Net added value produced by the entity	127,376	(19,981)	147,357
Added value received on transfer	24,664	(20,133)	44,797
Total added value to be distributed	152,040	(39,114)	192,154

There was no impact on the statements of comprehensive income (loss) and changes in equity for the quarter ended March 31, 2012.

The notes related to the corresponding amounts that are being restated are identified as “restated”.

In the quarter ended March 31, 2013, no new standard, standard amendment or interpretation  were issued other than those disclosed in Note 3.2 to the financial statements of the Company for the year ended December 31, 2012, nor did any change was produced in relation to the expected impacts disclosed in such financial statements that may affect the interim accounting information of such quarter.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.   Cash and cash equivalents and short-term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
				(restated)
Cash and banks	16,872	30,546	243,656	219,453
Securities purchased under agreement to resell (Note 21.i.d)	6,608	65,290	432,502	368,503
Total cash and cash equivalents (Note 21.ii.a)	23,480	95,836	676,158	587,956

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 4.1 to the financial statements as of December 31, 2012.

4.2.    Short-term investments

	Company		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
				(restated)
Investment funds	-	-	731	1,190
Bank deposit certificates	82,225	258,164	374,012	586,276
Restricted cash in guarantee to loans	416	21,005	419	414
Restricted credits	153,250	22,697	386,486	386,081
Other	5,838	5,838	5,838	5,838
Total short-term investments (Note 21.ii.a)	241,729	307,704	767,486	979,799

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 4.2 to the financial statements as of December 31, 2012.

5.       Trade accounts receivable of development and services

	Company		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
				(restated)
Real estate development and sales (Note 30)	1,087,443	1,068,562	3,514,359	3,638,711
( - ) Allowance for doubtful accounts and cancelled contracts	(13,064)	(17,029)	(223,908)	(260,494)
( - ) Adjustments to present value	(7,661)	(9,590)	(85,726)	(89,095)
Services and construction and other receivables	22,223	22,073	27,452	24,822
	1,088,941	1,064,016	3,232,177	3,313,944

Current	855,827	826,531	2,492,119	2,493,170
Non-current	233,114	237,485	740,058	820,774

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services --Continued

The current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	03/31/2013	12/31/2012	03/31/2013	12/31/2012
				(restated)
2013	439,824	853,150	1,944,735	2,184,722
2014	302,341	109,962	628,806	631,712
2015	209,951	70,853	463,912	402,676
2016	44,208	15,092	156,235	136,377
2017 onwards	113,342	41,578	348,123	308,046
	1,109,666	1,090,635	3,552,378	3,663,533
( - ) Adjustment to present value	(7,661)	(9,590)	(85,726)	(89,095)
( - ) Allowance for doubtful account and cancelled contracts	(13,064)	(17,029)	(223,908)	(260,494)
	1,088,941	1,064,016	3,232,177	3,313,944

During the quarter ended March 31, 2013, the changes in the allowance for doubtful accounts and cancelled contracts are summarized as follows:

Company
Balance at December 31. 2012	(17,029)
Write-offs (Note 23)	3,965
Balance at March 31, 2013	(13,064)

	Consolidated
	Receivables	Properties for sale (Note 6)	Net
Balance at December 31. 2012 (restated)	(260,494)	180,399	(80,095)
Additions	-	-	-
Write-offs (Note 23)	36,586	(30,585)	6,001
Balance at March 31, 2013	(223,908)	149,814	(74,094)

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 5 to the financial statements as of December 31, 2012.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

6.   Properties for sale

	Company		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
				(restated)
Land	533,061	665,100	916,421	899,177
( - ) Provision for realization of land	-	-	(7,663)	(7,663)
( - ) Adjustment to present value	(519)	(919)	(1,512)	(1,976)
Property under construction (Note 30)	270,125	175,610	808,563	761,018
Real estate cost in the recognition of the provision for cancelled contracts - Note 5	-	-	149,814	180,399
Completed units	91,957	85,843	394,016	344,749
	894,624	925,634	2,259,639	2,175,704

Current portion	671,003	730,869	1,824,553	1,901,670
Non-current portion	223,621	194,765	435,086	274,034

There was no change in the provision for realization for land in the quarter ended March 31, 2013.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 6 to the financial statements as of December 31, 2012.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

7.       Other accounts receivable

	Company		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
				(restated)
Advances to suppliers	5,006	931	8,591	4,262
Recoverable taxes (IRRF, PIS, COFINS, among other)	29,233	26,804	87,486	78,250
Judicial deposit (Note 17)	102,430	101,456	132,528	130,371
Other	7,073	7,016	22,411	29,844

	143,742	136,207	251,016	242,727

Current portion	22,381	16,259	83,749	77,573
Non-current portion	121,361	119,948	167,267	165,154

8.   Land available for sale

The changes in land available for sale are summarized as follows:

	Consolidated
	Cost	Provision for impairment	Net balance

Balance at December 31, 2012 (restated)	185.463	(46.104)	139.359
Additions	6.401	(3.036)	3.365
Reversal/Write-offs	(2.640)	1.560	(1.080)

Balance at March 31, 2013	189.224	(47.580)	141.644

Gafisa and SPEs	20.893	(4.993)	15.900
Tenda and SPEs	168.331	(42.587)	125.744

       The other explanation related to this note was not subject to significant changes in relation to those reported in Note 8 to the financial statements as of December 31, 2012.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries

On November 27, 2012, the Board of Directors of the subsidiary Tenda approved the creation of a program to repurchase (“Program”) the common shares issued by its parent company Gafisa to hold them in treasury and later sell them. According to the Program, the acquisition in the stock exchange of shares by Tenda shall be measured at the market prices of shares of Gafisa at BM&F BOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros and will be carried out by charging the capital reserve account of Tenda. The Program can be carried out in up to 365 days and the acquisition of shares on the Program shall be limited to 10,000,000 common shares of Gafisa. In the quarter ended March 31, 2013, 1,000,000 shares were acquired on this Program (Note 19), in the total amount of R$4,336.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries --Continued

(i)      Ownership interest

(a)    Information on subsidiaries and jointly-controlled investees

									Company		Consolidated		Company		Consolidated
	Ownership interest- %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the quarter		Investments (provision for capital deficiency)				Equity pick-up
Direct investees	03/31/2013	12/31/2012	03/31/2013	03/31/2013	03/31/2013	12/31/2012	03/31/2013	03/31/2012	03/31/2013	12/31/2012	03/31/2013	12/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012
												(restated)				(restated)
Construtora Tenda S.A.	100%	100%	3,241,862	1,444,312	1,797,550	1,845,739	(43,853)	(30,730)	1,798,092	1,845,739	-	-	(43,310)	(30,730)	-	-
Alphaville Urbanismo S.A. (f)	60%	60%	1,392,598	822,959	569,639	533,218	36,090	27,033	341,783	319,931	-	-	21,852	16,420	-	-
Shertis Emp. Part. S.A. (f)	100%	100%	123,281	11,853	111,428	104,144	7,284	5,473	111,428	104,144	-	-	7,284	5,473	-	-
Gafisa SPE 89 Emp. Im. Ltda.	100%	100%	134,092	62,885	71,207	67,668	3,539	1,423	71,213	67,668	6	-	3,545	1,423	6	-
Gafisa SPE 48 S.A. (e)	80%	80%	74,195	6,034	68,161	68,687	(526)	3,178	54,529	54,950	54,529	54,950	(421)	2,542	(421)	2,542
Gafisa SPE 51 Emp. Im. Ltda.	100%	100%	62,410	9,287	53,123	52,351	(969)	(2,028)	53,133	52,351	10	-	(959)	(2,028)	10	-
Cipesa Empreendimentos Imobiliários S.A.	100%	100%	89,226	43,366	45,860	46,479	(619)	344	45,860	46,479	-	-	(619)	344	-	-
Gafisa SPE 72 Emp. Im. Ltda.	100%	100%	56,035	13,052	42,983	45,868	(2,885)	758	42,983	45,868	-	-	(2,885)	758	-	-
SPE ReservaEcoville/Office - EmpIm. S.A. (g)	0%	50%	-	-	-	82,047	-	-	-	41,023	-	41,023	2,014	-	2,014	-
Sítio JatiucaEmpIm.SPE Ltda. (e)	50%	50%	77,511	6,936	70,575	69,989	602	749	35,287	34,995	35,287	34,995	301	375	301	375
SPE PqEcovilleEmpIm S.A. (g)	100%	50%	108,668	75,570	33,098	32,292	806	3,946	55,741	16,146	-	16,146	(1,522)	1,973	(2,328)	1,973
GAFISA SPE-116 Emp. Im. Ltda. (e)	50%	50%	65,250	75	65,175	64,030	1	(75)	32,587	32,015	32,599	32,015	-	(38)	-	(38)
FIT 13 SPE Emp. Im. Ltda. (h)	50%	50%	60,727	4,319	56,408	48,493	7,915	12,986	28,204	26,939	-	-	2,765	6,493	(1,192)	-
Gafisa SPE 41 Emp. Im. Ltda.	100%	100%	27,140	483	26,657	26,858	(201)	(645)	26,657	26,858	-	-	(201)	(645)	-	-
Gafisa SPE 50 Emp. Im. Ltda.	100%	100%	27,305	1,144	26,161	26,283	(122)	411	26,161	26,283	-	-	(122)	411	-	-
Gafisa SPE 31 Emp. Im. Ltda.	100%	100%	25,397	188	25,209	26,014	(805)	532	25,209	26,014	-	-	(805)	532	-	-
Gafisa SPE 47 Emp. Im. Ltda. (e)	80%	80%	31,215	11	31,204	31,151	(1)	(13)	24,963	24,921	24,963	24,921	(1)	(10)	(1)	(10)
Città Ville SPE Emp. Im. Ltda. (h)	50%	50%	74,366	34,316	40,050	17,098	753	-	20,025	17,098	-	-	376	-	-	-
Gafisa SPE 32 Emp. Im. Ltda.	100%	100%	19,655	1,247	18,408	18,043	365	127	18,408	18,043	-	-	365	127	-	-
Gafisa SPE 110 Emp. Im. Ltda.	100%	100%	39,531	22,136	17,395	15,457	1,938	611	17,395	15,457	-	-	1,938	611	-	-
Gafisa SPE 30 Emp. Im. Ltda.	100%	100%	16,425	(270)	16,695	16,243	453	31	16,695	16,243	-	-	453	31	-	-
Gafisa SPE 85 Emp. Im. Ltda. (e)	80%	80%	64,085	44,716	19,369	22,890	(3,570)	203	15,495	18,312	15,495	18,312	(2,856)	162	(2,856)	162
Manhattan Square Emp. Im. Coml. 1 SPE Ltda.(e)	50%	50%	92,480	62,448	30,032	29,501	(2,115)	1,265	15,016	14,751	15,016	14,751	(1,057)	632	(1,057)	632
Gafisa SPE 71 Emp. Im. Ltda. (e)	80%	80%	23,411	5,291	18,120	18,908	(788)	1,333	14,496	15,126	14,496	15,126	(630)	1,066	(630)	1,066
Dubai Residencial Emp. Im. Ltda. (e)	50%	50%	31,217	7,889	23,328	19,578	3,573	493	11,664	9,789	11,664	9,789	1,875	247	1,875	247
Alto da Barra de São Miguel Em.Im. SPE Ltda. (e)	50%	50%	23,722	1,233	22,489	22,124	365	(216)	11,245	11,062	16,199	11,062	183	(108)	183	(108)
Apoena SPE EmpIm S.A.	80%	80%	23,819	12,464	11,355	13,253	779	707	11,225	10,602	(130)	(130)	623	565	-	-
Gafisa SPE 65 Emp. Im. Ltda. (e)	80%	80%	19,531	5,751	13,780	14,214	(434)	1,447	11,024	11,371	11,024	11,371	(347)	1,157	(347)	1,157
Gafisa SPE 73 Emp. Im. Ltda. (e)	80%	80%	12,857	128	12,729	12,668	(5)	(849)	10,183	10,134	10,183	10,134	(4)	(679)	(4)	(679)
Gafisa SPE 46 Emp. Im. Ltda. (e)	60%	60%	19,768	3,089	16,679	16,585	94	263	10,007	9,951	10,007	9,951	56	158	56	158
Gafisa FIDC	100%	100%	20,717	11,074	9,643	11,125	-	-	9,643	11,125	-	-	-	-	-	-
Gafisa SPE 113 Emp. Im. Ltda. (e)	60%	60%	19,952	3,899	16,053	15,795	258	(708)	9,632	9,477	9,632	9,477	155	(425)	155	(425)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries --Continued

(i)      Ownership interest --Continued

(a)    Information on subsidiaries and jointly-controlled investees --Continued

									Company		Consolidated		Company		Consolidated
	Ownership interest- %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the quarter		Investments (provision for capital deficiency)				Equity pick-up
Direct investees	03/31/2013	12/31/2012	03/31/2013	03/31/2013	03/31/2013	12/31/2012	03/31/2013	03/31/2012	03/31/2013	12/31/2012	03/31/2013	12/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012
												(restated)				(restated)
Costa Maggiore Emp. Im. Ltda (e)	50%	50%	19,485	895	18,590	19,426	1,666	-	9,295	10,379	9,295	10,379	916	-	916	-
Grand Park-Parque das Arvores Em. Im. Ltda(e)	50%	50%	56,247	39,317	16,930	13,871	65	(5,019)	8,465	6,936	8,465	6,936	1,529	(2,510)	1,529	(2,510)
Gafisa SPE 38 Emp. Im. Ltda.	100%	100%	8,158	176	7,982	7,850	132	5	7,982	7,850	-	-	132	5	-	-
Gafisa SPE 123 Emp. Im. Ltda.	100%	100%	13,714	6,747	6,967	5,953	1,013	(1,338)	6,967	5,953	-	-	1,013	(1,338)	-	-
Gafisa SPE 36 Emp. Im. Ltda.	100%	100%	7,431	607	6,824	6,605	219	514	6,824	6,605	-	-	219	514	-	-
Gafisa SPE 37 Emp. Im. Ltda.	100%	100%	7,547	745	6,802	6,647	155	101	6,802	6,647	-	-	155	101	-	-
Aram SPE Emp. Imob. Ltda (e)	80%	80%	28,506	19,989	8,517	13,207	73	1,442	6,714	8,391	6,714	8,391	(4,809)	284	(4,809)	284
Gafisa SPE 42 Emp. Im. Ltda.	100%	100%	7,149	1,311	5,838	5,881	(44)	121	5,838	5,881	-	-	(44)	121	-	-
Gafisa SPE 27 Emp. Im. Ltda.	100%	100%	6,672	924	5,748	5,430	318	(303)	5,748	5,430	-	-	318	(303)	-	-
O Bosque Empr. Imob. Ltda. (e)	60%	60%	9,431	94	9,337	9,371	(38)	(65)	5,602	5,623	5,602	5,623	(21)	(39)	(21)	(39)
Grand Park - Parque das Aguas EmpIm Ltda.(e)	50%	50%	29,197	18,530	10,667	7,004	2,277	(4,377)	5,334	3,502	5,334	3,502	1,832	(2,189)	1,832	(2,189)
Gafisa SPE 22 Emp. Im. Ltda.	100%	100%	6,040	717	5,323	5,280	43	(3)	5,323	5,280	-	-	43	(3)	-	-
Gafisa SPE 53 Emp. Im. Ltda.	100%	100%	7,251	2,041	5,210	5,455	(245)	149	5,210	5,455	-	-	(245)	149	-	-
Gafisa SPE 119 Emp. Im. Ltda.	100%	100%	12,942	8,072	4,870	5,043	(173)	(502)	4,870	5,043	-	-	(173)	(502)	-	-
Gafisa SPE 111 Emp. Im. Ltda.	100%	100%	20,092	15,542	4,550	4,556	(6)	468	4,550	4,556	-	-	(6)	468	-	-
Gafisa SPE 118 Emp. Im. Ltda.	100%	100%	3,499	6	3,493	3,496	(3)	-	3,493	3,496	-	-	(3)	-	-	-
OCPC01 adjustment – capitalized interests(d)			-	-	-	-	-	-	36,161	30,052	4,811	3,687	6,109	5,604	4,811	1,226
Other (*)			129,172	84,116	45,056	4	5,211	6,044	33,237	26,733	12,137	11,214	2,220	3,154	2,808	2,072
GafisaSPE55Ltda.			43,169	3,912	39,256	39,628	(371)	(1,344)	-	-	38,243	38,611	-	-	(371)	630
SunshineSPES/A			3,982	647	3,336	3,373	(37)	(246)	-	-	3,334	3,372	-	-	(37)	42
Other indirect subsidiaries of Gafisa(*)			6,190	(143)	6,332	6,249	53	2,118	-	-	4,605	4,591	-	-	18	(20)
Indirect subsidiaries of Gafisa			53,341	4,417	48,924	49,249	(355)	528	-	-	46,182	46,573	-	-	(391)	652
FIT 13 SPE Emp. Im. Ltda.			101,455	45,047	56,408	47,958	7,915	37,924	-	-	59,288	51,651	-	-	11,826	12,986
FIT Jardim Botanico SPE			39,451	649	38,801	15,256	511	1,759	-	-	21,396	20,526	-	-	226	181
FIT 34 SPE Emp.Imob.			30,068	3,100	26,968	8,516	1,363	602	-	-	18,962	19,453	-	-	1,072	572
FIT SPE 11 Emp.Imob.			42,732	21,121	21,611	8,543	759	2,712	-	-	17,109	13,083	-	-	612	951
AC Participações			30,839	14,720	16,118	(85)	(111)	(1,328)	-	-	13,125	12,659	-	-	(50)	24
Maria Ines SPE Emp.Imob.			21,104	509	20,595	3,297	72	297	-	-	12,357	12,303	-	-	43	15
FIT31 SPE Emp. Imob.			31,962	19,094	12,868	8,138	217	2,043	-	-	10,557	9,734	-	-	575	265
FIT SPE 03 Emp.Imob.			15,817	4,103	11,713	(1,508)	(303)	(2,558)	-	-	10,140	10,440	-	-	(461)	(937)
FIT Planeta Zoo/Ipitanga			17,602	1,269	16,333	12,887	(308)	621	-	-	8,166	8,470	-	-	(154)	57
FIT SPE 02 Emp.Imob.			12,302	(125)	12,428	(2,871)	27	248	-	-	7,457	7,061	-	-	16	(0)
Parque dos Passaros			55,833	43,100	12,733	3,415	1,984	(10,002)	-	-	6,367	1,708	-	-	4,659	1,508
CittaItapoa			20,557	2,154	18,402	1,870	(336)	329	-	-	5,577	9,898	-	-	(168)	(62)
Araçagi			36,988	34,796	2,193	308	1,885	(3,016)	-	-	4,720	154	-	-	942	(235)
FIT CittaImbui			9,615	568	9,047	9,097	(51)	(153)	-	-	4,523	4,549	-	-	(25)	(35)
FIT Campolim SPE			6,501	(76)	6,577	(2,426)	(0)	42	-	-	3,617	3,617	-	-	(0)	1
KlabinSegall FIT 1 SPE Ltda			6,693	11	6,682	6,305	(0)	(2)	-	-	3,341	3,299	-	-	(0)	-
Other indirect subsidiaries of Tenda(*)			9,619	2,269	7,349	4,595	-	(91)	-	-	3,900	3,884	-	-	(6)	(33)
Indirect subsidiaries of Tenda			489,135	192,310	296,825	123,295	13,626	29,427	-	-	210,600	192,488	-	-	19,109	15,259
									-	-			-	-
SPELeblonS.A.			65,660	13,994	51,666	44,360	3,321	24,666	-	-	16,007	16,220	-	-	(212)	206
KrahôEmpreendimentosImobiliárioS.A.			29,726	1,621	28,105	28,205	(47)	(3,296)	-	-	13,350	13,397	-	-	(47)	114
SL SociedadeLoteadora Ltda.			44,279	3,704	40,576	40,551	94	7,105	-	-	4,510	4,510	-	-	-	463
Alphaville Reserva Santa ClaraEmp. Imob. Ltda			16,828	76	16,752	14,566	(4)	(66)	-	-	4,188	4,192	-	-	(4)	1
Other indirect subsidiaries of AUSA(*)			92,417	60,030	32,387	29,174	1,125	16,283	-	-	622	620	-	-	2,834	1,826
Indirect subsidiaries of AUSA			248,910	79,424	169,486	156,857	4,490	44,693	-	-	38,678	38,940	-	-	2,571	2,611
Subtotal			7,274,971	3,203,590	4,071,381	3,895,477	36,638	103,344	3,146,701	3,149,641	611,101	646,590	(4,106)	15,517	22,782	29,582

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries --Continued

(i)      Ownership interest --Continued

(a)    Information on subsidiaries and jointly-controlled investees —Continued

									Company		Consolidated		Company		Consolidated
	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the quarter		Investments (provision for capital deficiency)				Equity pick-up
Direct investees	03/31/2013	12/31/2012	03/31/2013	03/31/2013	03/31/2013	12/31/2012	03/31/2013	12/31/2012	03/31/2013	12/31/2012	03/31/2013	12/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012
												(restated)				(restated)
Other investments (a)									126,846	226,131	-	-	-	-	-	-
Goodwill on acquisition of subsidiaries (b)									170,933	171,423	-	-	-	-	-	-
Total investments									3,444,480	3,547,195	611,101	646,590	(4,106)	15,517	22,782	29,582

 (*)Includes companies with investment balances below R$3,000.

									Company		Consolidated		Company		Consolidated
	Interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the quarter		Investments (provision for capital deficiency)				Equity pick-up
Direct investees	03/31/2013	12/31/2012	03/31/2013	03/31/2013	03/31/2013	12/31/2012	03/31/2013	12/31/2012	03/31/2013	12/31/2012	03/31/2013	12/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012
Provision for capital deficiency(c):												(restated)				(restated)
Manhattan Square Emp. Imob. Res. 1 SPE Ltda	50%	50%	203,184	235,992	(32,807)	(29,760)	(3,047)	(1,450)	(16,404)	(14,880)	(16,404)	(14,880)	(1,524)	(725)	(1,524)	(725)
Gafisa SPE 117 Emp. Im. Ltda.	100%	100%	16,937	23,385	(6,448)	(5,918)	(531)	(937)	(6,448)	(5,918)	-	-	(531)	(937)	-	-
Gafisa SPE 69 Emp. Im. Ltda.	100%	100%	3,629	7,489	(3,860)	(2,172)	(1,688)	(3)	(3,860)	(2,172)	-	-	(1,688)	(3)	-	-
Gafisa SPE 121 Emp. Im. Ltda.	100%	100%	9,383	11,044	(1,660)	(2,161)	501	(1,229)	(1,660)	(2,161)	-	-	501	(1,229)	-	-
Península SPE 2 S/A	50%	50%	721	5,588	(4,867)	(4,521)	35	367	(2,434)	(1,851)	(2,434)	(1,851)	17	183	17	183
Gafisa SPE 126 Emp. Im. Ltda.	100%	100%	28,546	30,696	(2,150)	(1,642)	(507)	-	(2,150)	(1,642)	-	-	(507)	-	-	-
Gafisa SPE 74 Emp. Im. Ltda.	100%	100%	(3)	1,278	(1,281)	(1,281)	-	(3)	(1,281)	(1,281)	-	-	-	(3)	-	-
Other (*)			83,994	94,494	(10,503)	(6,070)	(4,647)	(416)	(13,381)	(5,665)	(6,833)	(2,508)	(4,131)	(345)	538	(71)
Total reserve for capital deficiency			346,391	409,966	(63,576)	(53,525)	(9,884)	(3,671)	(47,618)	(35,570)	(25,671)	(19,239)	(7,863)	(3,059)	(969)	(613)

Total equity pick-up													(11,969)	12,458	21,813	28,969

(a)   As a result of the establishment in January 2008 of a unincorporated venture (SCP), the Company holds interests in such company that as of March 31, 2013 amounts to R$126,846 (December 31, 2012 - R$226,131) - Note 15.

(b)   See composition in Note 11.

(c)   Provision for capital deficiency is recorded in account “Other payables” (Note 16).

(d)   Charges not appropriated to the income of subsidiaries, as required by paragraph 6 of OCPC01.

(e)   Jointly-controlled investees.

(f)    The Company has 80% interest in AUSA, of which 60% is held directly and 20% indirectly through the subsidiary Shertis Emp. e Part. S.A..

(g)   On February 27, 2013, the Company carried out a business combination related to the barter of interest in jointly-controlled investees SPE ReservaEcoville and SPE ParqueEcoville, as detailed in Note 9.1.

(h)   Fully consolidated companies which control is held by the companies of the group.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries --Continued

(b)    Change in investments

	Company	Consolidated
Opening balance at December 31 (restated)	3,547,195	646,590
Equity pick-up	(11,969)	21,813
Capital contribution	11,137	7,868
Redemption of shares of subsidiaries (Note 15)	(100,000)	-
Advance for future capital increase	(3,510)	(6,833)
Acquisition/sale of interest	-	(55,742)
Effect reflecting the program for purchase of treasury shares of Gafisa by Tenda	(4,336)	-
Dividends receivable	(3,500)	(2,000)
Other investments	11,435	(445)
FIDC	(1,482)	-
Write-off of Cipesa goodwill for sale of land	(490)	(490)
Balance at March 31	3,444,480	610,761

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 9 to the financial statements as of December 31, 2012.

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

9.1. Business combination

       On February 27, 2013, the Company carried out a business combination related to the barter of interest in the jointly-controlled investees SPE ReservaEcoville and SPE ParqueEcoville.  As a result of this transaction, the Company allocated, on preliminarily basis, the amount of R$22,644 to the heading “Properties for sale”, in consolidated information.  In individual information, this amount is under “Investments”. The definite allocation of this amount will be carried out over a period of up to one year, according to CPC 15(R1) – Business Combination.

10. Property and equipment

	Company				Consolidated
Type	12/31/2012	Addition	Write-off	03/31/2013	12/31/2012	Addition	Write-off	03/31/2013
Cost					(restated)
Hardware	15,919	411	-	16,330	29,440	647	-	30,087
Vehicles and aircrafts	31	-	-	31	7,627	719	-	8,346
Leasehold improvements and installations	8,545	-	-	8,545	33,375	57	-	33,432
Furniture and fixtures	1,471	-	-	1,471	7,822	-	-	7,822
Machinery and equipment	2,636	-	-	2,636	4,162	39	-	4,201
Molds	-	-	-	-	8,130	-	-	8,130
Sales stands	121,719	1,468	-	123,187	194,952	2,651	-	197,603
	150,321	1,879	-	152,200	285,508	4,113	-	289,621

Accumulated depreciation
Hardware	(11,321)	(456)	-	(11,777)	(19,443)	(918)	-	(20,361)
Vehicles and aircrafts	(31)	-	-	(31)	(6,038)	(26)	-	(6,064)
Leasehold improvements and installations	(4,771)	(509)	-	(5,280)	(17,225)	(1,619)	-	(18,844)
Furniture and fixtures	(992)	(37)	-	(1,029)	(4,408)	(183)	-	(4,591)
Machinery and equipment	(553)	(66)	-	(619)	(737)	(95)	-	(832)
Molds	-	-	-	-	(7,253)	(178)	-	(7,431)
Sales stands	(115,745)	(2,001)	-	(117,746)	(184,259)	(2,438)	-	(186,697
	(133,413)	(3,069)	-	(136,482)	(239,363)	(5,457)	-	(244,820)

	16,908	(1,190)	-	15,718	46,145	(1,344)	-	44,801

       The other explanation related to this note was not subject to significant changes in relation to those reported in Note 10 to the financial statements as of December 31, 2012.

11. Intangible assets

	Company
	12/31/2012			03/31/2013
	Balance	Addition	Write-down	Balance
Software – Cost	62,123	5,913	(243)	67,793
Software – Depreciation	(30,572)	-	(2,572)	(33,144)
Other	8,296	2,391	(787)	9,900
	39,847	8,304	(3,602)	44,549

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

	Consolidated
	12/31/2012			03/31/2013
	Balance	Addition	Write-down	Balance
Goodwill	(restated)
AUSA	152,856	-	-	152,856
Cipesa	40,687	-	-	40,687
Provision for non-realization / Write-off – sale of land	(22,120)	(490)	-	(22,610)
	171,423	(490)	-	170,933

Software – Cost	83,753	6,752	(244)	90,261
Software – Depreciation	(39,193)	(3,653)	16	(42,830)
Other	14,104	2,795	(1,326)	15,573
	58,664	5,894	(1,554)	63,004

	230,087	5,404	(1,554)	233,937

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 11 to the financial statements as of December 31, 2012.

The Company evaluates the recovery of the carrying amount of goodwill at the end of each year. As of March 31, 2013, the Company did not found any indication of impairment in the carrying amount of goodwill.

12. Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	03/31/13	12/31/2012	03/31/2013	12/31/2012
						(restated)
Certificate of Bank Credit – CCB	August 2013 to June 2017	1.30 % to 3.04% + CDI / 13.20%	827,489	867,155	1,066,311	1,118,553
Promissory notes	December 2013	125%of CDI	80,161	80,159	80,161	80,159
National Housing System - SFH	April 2013 to September 2018	TR + 8.30 % to 11.50%	231,156	227,376	790,881	704,758
Assumption of debt in connection with inclusion of subsidiaries ‘debt and other	April 2013	TR + 12%	480	1,064	480	1,064
			1,139,286	1,175,754	1,937,833	1,904,534

Current portion			345,880	356,781	611,333	613,973
Non-current portion			793,406	818,973	1,326,500	1,290,561

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

      As of March 31, 2013, the Company projected the contractual cash flow of obligations adding to the contractual amortization the amount of variable interest of its contracts, based on market estimates, as shown below.

	Company			Consolidated
Maturity	03/31/2013		12/31/2012	03/31/2013		12/31/2012
	Carrying value	Contractual cash flow	Carrying value	Carrying value	Contractual cash flow	Carrying value
						(restated)
2013	268,415	330,530	356,781	432,129	532,915	613,973
2014	364,585	437,243	436,324	733,220	845,366	701,401
2015	326,571	362,496	261,023	513,687	565,584	397,519
2016	144,656	161,640	105,528	205,891	233,032	161,883
2017 onwards	35,059	47,133	16,098	52,906	74,335	29,758
	1,139,286	1,339,042	1,175,754	1,937,833	2,251,232	1,904,534

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of March 31, 2013 and December 31, 2012 are disclosed in Note 13. As of March 31, 2013, the Company is in compliance with such covenants.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.              Loans and financing --Continued

The following table shows the summary of financial expenses and charges and the capitalized rate in the account properties for sale.

	Company		Consolidated
	03/31/13	03/31/2012	03/31/2013	03/31/2012
				(restated)
Total financial expenses for the quarter	40,993	57,490	80,480	66,520
Capitalized financial charges	(5,789)	(13,547)	(36,921)	(19,513)

Financial expenses (Note 25)	35,204	43,943	43,559	47,007

Financial charges included in “Properties for sale”

Opening balance	135,582	108,450	239,327	204,739
Capitalized financial charges	5,789	13,547	36,921	19,513
Charges appropriated to statement of operations (Note 24)	(15,420)	(20,885)	(34,228)	(34,759)

Closing balance	125,951	101,112	242,020	189,493

The other explanation related to this note were not subject to significant changes in relation to those reported in Note 12 to the financial statements as of December 31, 2012.

13. Debentures

				Company		Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	03/31/2013	12/31/2012	03/31/2013	12/31/2012
							(restated)
Third program /first placement - Fifth placement	250,000	120% of CDI	May 2013/ May 2018	132,124	129,569	132,124	129.569
Sixth placement	100,000	CDI + 1.30%	August 2014	140,585	137,763	140,585	137.763
Seventh placement	600,000	TR + 10.09%	December 2017	615,536	601,200	615,536	601.200
Eighth placement /first placement	288,427	CDI + 1.95%	October 2015	298,223	291,956	298,223	291.956
Eighth placement / second placement	11,573	IPCA + 7.96%	October 2016	13,958	13,411	13,958	13.411
First placement (Tenda)	600,000	TR + 9.54%	October e 2015	-	-	574,382	562.004
				1,200,426	1,173,899	1,774,808	1.735.903

Current portion				208,164	184,279	382,623	346.360
Non-Current portion	-			992.262	989,620	1,392,185	1,389,543

As of March 31, 2013, the Company projected the contractual cash flow of obligations adding to the contractual amortization the amount of variable interest of its contracts, based on market estimates, as shown below:

	Company			Consolidated
Maturity	03/31/2013		12/31/2012	03/31/2013		12/31/2012
	Carrying value	Contractual cash flow	Carrying value	Carrying value	Contractual cash flow	Carrying value
						(restated)
2013	207,175	267,553	184,279	381,634	467,631	346,360
2014	332,718	439,290	329,358	532,641	675,603	529,281
2015	300,000	364,507	300,000	500,000	580,088	500,000
2016	156,913	192,596	156,642	156,913	192,596	156,642
2017 onwards	203,620	219,573	203,620	203,620	219,573	203,620
	1,200,426	1,483,519	1,173,899	1,774,808	2,135,491	1,735,903

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13. Debentures--Continued

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at March 31, 2013 and December 31, 2012 are as follows:

	03/31/2013	12/31/2012
Fifth placement (b)		(restated)
Total account receivable plus inventory of finished units required to be equal to or 2.2 times over net debt or below zero	3.11 times	3.61 times
Total debt less venture debt (3) less cash and cash equivalents and short-term investments (1) cannot exceed 75% of equity	11.58%	8.05%

Seventh placement (a)
Total receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	31.39 times	46.13 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	10.90%	7.60%
Total receivable plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payables for purchase of properties plus unappropriated cost	1.81 times	1.85 times

Eighth placement - first and second series, second issuance of Promissory Notes, first and second series
Total receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	24.49 times	36.51 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	10.90%	7.60%

	03/31/2013	12/31/2012
First placement– Tenda (a)		(restated)
Total receivable plus inventory required to be equal to or 2.0 times over net debt less debt with secured guarantee (3) or below zero, considering that TR(4) plus TE(5) is always above zero.	-2.87	-3.19
Net debt less debt with secured guarantee (3) required to be not in excess of 50% of equity.	-42.84%	-41.97%
Total receivable plus unappropriated income plus total inventory of finished units required to be 1.5 times the net debt plus payable for purchase of properties plus unappropriated cost	7.94 times	6.18 times

(1)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)   Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not shown in the Balance Sheet

(3)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4)   Total receivables.

(5)   Total inventory.

(n/a) These ratios were replaced, as mentioned in Notes (a) and (b) below.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 13 to the financial statements as of December 31, 2012.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14. Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolioare as follows:

	Company		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
				(restated)
Assignment of receivables:
CCI obligation Jun /09	-	-	13,475	14,666
CCI obligation Jun /11	20,338	24,362	29,587	40,376
CCI obligation Sep /11	878	8,729	878	8,729
CCI obligation Dec /11	9,165	11,590	13,517	16,864
CCI obligation May /12	10,459	11,179	18,474	20,824
CCI obligation Jul /12	7,192	7,561	7,192	7,561
CCI obligation Nov /12	-	-	103,649	113,431
CCI obligation Dec /12	58,485	62,325	58,485	62,325
Other	6,304	7,037	4,791	5,523
	112,821	132,783	250,048	290,299

Current portion	65,646	70,360	128,053	134,339
Non-current potion	47,175	62,423	121,995	155,960

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 14 to the financial statements as of December 31, 2012.

15. Payables to venture partners

	Company		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012

Payable to venture partners (a)	100,000	200,000	162,820	266,565
Usufruct of shares (b)	33,316	30,048	53,555	57,141

	133,316	230,048	216,375	323,706

Current portion	113,781	110,513	184,819	161,373
Non-current portion	19,535	119,535	31,556	162,333

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

15. Payables to venture partners -- Continued

As of March 31, 2013 the Company projected the contractual cash flow of obligations adding to the contractual amortization the amount of variable interest of its contracts, from market estimates, as shown below.

	Company			Consolidated
	03/31/2013		12/31/2012	03/31/2013		12/31/2012
	Carrying amount	Contractual cash flow	Carrying amount	Carrying amount	Contractual cash flow	Carrying amount
2013	13,781	17,298	110,513	54,043	57,902	161,373
2014	108,742	115,815	108,741	142,713	155,394	142,713
2015	6,081	8,000	6,081	11,179	14,700	11,179
2016	3,573	4,700	3,573	6,388	8,400	6,388
2017 onwards	1,139	1,500	1,140	2,052	2,700	2,053
Total	133,316	147,313	230,048	216,375	239,096	323,706

(a)   At a meeting of the venture partners held on February 2, 2012, they decided to reduce the SCP capital by 100,000,000 Class B units and, as consequence of this resolution, the SCP paid R$100,000 to the partners that held such units. As of March 31, 2013, the SCP has a capital of R$113,084 (composed of 13,084,000 Class A units held by the Company and 100,000,000 Class B units held by other unitholders).

(b)   In the quarter ended March 31, 2012, dividends were paid to the shareholders that hold the preferred shares of AlphavilleRibeirãoPretoEmpreendimentosImobiliários in the amount of R$5,400.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 15 to the financial statements as of December 31, 2012.

16. Other obligations

	Company		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
				(restated)
Acquisition of interests	2,286	2,286	22,005	21,679
Provision for penalties for delay in construction works	12,411	8,883	34,886	36,249
Cancelled contract payable	6,937	2,363	63,130	57,458
FIDC payable (a)	-	-	11,074	9,592
Warranty provision	28,118	28,345	76,804	73,934
Deferred sales taxes (PIS and COFINS)	22,280	21,772	28,649	31,712
Provision for net capital deficiency (Note 9)	47,618	35,570	25,671	19,239
Other liabilities	3,823	13,781	37,691	35,192

	123,473	113,000	299,910	285,055

Current portion	99,295	90,953	180,364	196,346
Non-current portion	24,178	22,047	119,546	88,709

(a)   Refers to the operation of assignment of receivables portfolio.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

17. Provisions for legal claims and commitments

In the quarter ended March 31, 2013, the changes in the provision are summarized as follows:

Company	Civil claims (i)	Tax claims (ii)	Labor claims	Total
Balance at December 31,2012	109,585	372	18,410	128,367
Addition to and reversal of provision (Note 24)	(3,189)	(2)	6,635	3,444
Payment	(5,506)	-	(3,360)	(8,866)
Balance at March 31, 2013	100,890	370	21,685	122,945

Current portion	32,215	370	21,685	54,270
Non-current portion	68,675	-	-	68,675

Consolidated	Civil claims (i)	Tax claims (ii)	Labor claims	Total
Balance at December 31,2012	138,615	14,670	55,075	208,360
Addition to and reversal of provision (Note 24)	(6,567)	153	13,915	7,501
Payment	(7,643)	(55)	(5,522)	(13,220)
Balance at March 31, 2013	124,405	14,768	63,468	202,641

Current portion	32,215	370	21,685	54,270
Non-current portion	92,190	14,398	41,783	148,371

(i)     Lawsuits in which likelihood of loss is rated as possible

In addition, as of March 31, 2013, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks. According to the opinion of the legal counsel, the likelihood of loss is rated as possible, in the amount of R$894,652 (R$705,939 as of December 31, 2012), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses. The change in the quarter was caused by the higher volume of lawsuits with smaller amounts, review of the involved amounts, and civil lawsuit involving a discussion on the building of the venture.

		Company		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
				(restated)
Civil claims	343,207	207,627	681,394	529,000
Tax claims	63,828	45,062	74,274	53,033
Labor claims	95,090	74,227	138,984	123,906
	502,125	326,916	894,652	705,939

As of March 31, 2013, the Company and its subsidiaries have deposited in court the amount of R$102,430 (R$101,456 as of December 31, 2012) in the Company’s statements and R$132,528 (R$130,371 as of December 31, 2012) in the consolidated statement (Note 7) in connection with the lawsuits of the Company.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

17. Provisions for legal claims and commitments --Continued

(ii)      Commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has the following other commitments:

(i)     The Company has contracts for the rental of 29 properties where its facilities are located, the monthly cost amounting to R$1,164 adjusted by the IGP-M/FGV variation. The rental term ranges from 1 to 10 years and there is a fine in case of cancelled contracts corresponding to three-month rent or in proportion to the contract expiration time.

(ii)    As of March 31, 2013, the Company, through its subsidiaries, has long-term obligations in the amount of R$2,287 (R$163 as of December 31, 2012), related to the supply of the raw material used in the development of its real estate ventures.

The other explanation related to this note were not subject to significant changes in relation to those reported in Note 17 to the financial statements as of December 31, 2012.

18. Payables for purchase of properties and advances from customers

	Company		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
				(restated)
Payables for purchase of properties	90,118	108,039	232,389	256,263
Adjustment to present value	(710)	(923)	(1,739)	(2,010)
Advances from customers
Development and sales (Note 30)	34,705	22,895	163,619	132,789
Barter transaction - Land	130,774	150,396	175,093	187,041

	254,887	280,407	569,362	574,083

Current portion	226,580	246,218	501,918	503,889
Non-current portion	28,307	34,189	67,444	70,194

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Equity

19.1.  Capital

As of March 31, 2013 and December 31, 2012, the Company's authorized and paid-in capital amounts to R$2,735,794, represented by 433,229,779 registered common shares, without par value, of which 1,599,486 (599,486 as of December 31, 2012) were held in treasury.

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance until the limit of 600,000,000 (six hundred million) common shares.

In the year ended December 31, 2012, there was no change in common shares held in treasury. According to Note 9, in the quarter ended March 31, 2013, 1,000,000 treasury shares were purchased in stock exchange on the program for repurchase of shares of the Company by the subsidiary Tenda.

Treasury shares – 03/31/2013
Type	GFSA3 common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying amount
11/20/2001	599,486	2.8880	0.14%	2,356	1,731
02/18/2013	1,000,000	4.3316	0.23%	3,930	4,336
	1,599,486	3.7933	0.37%	6,286	6,067

(*)   Market value calculated based on the closing share price at March 31,  2013 (R$3.93), not considering the possible effect of volatilities.

Treasury shares - 31/12/2012
Type	GFSA3 common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying amount
11/20/2001	599,486	2.8880	0.14%	2,824	1,731

 (*)  Market value calculated based on the closing share price at December 31, 2012 (R$4.71), not considering the possible effect of volatilities.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of claims.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Equity --Continued

19.1.  Capital --Continued

In quarter ended March 31, 2013, no common share was issued.

The change in the number of shares outstanding is as follows:

Common shares - In thousands
Shares outstanding as of December 31, 2012	432,629
Repurchase of shares program	(1,000)
Shares outstanding as of March 31, 2013	431,629
Treasury shares	1,600
Paid-in shares as of March 31, 2013	433,229

Weighted average shares outstanding	431.975

19.2.  Stock option plan

Expenses for granting stocks recorded under the account “General and administrative expenses” (Note 24) in the quarter ended March 31, 2013 and 2012, are as follows:

	03/31/2013	03/31/2012
		(restated)
Gafisa	4,629	6,034
Tenda	33	145
	4,662	6,179
Alphaville	252	334
	4,914	6,513

In the quarter ended March 31, 2013, there was no change in options outstanding.

Outstanding and exercisable options as of March 31, 2013 are as follows:

Outstanding options			Exercisable options
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

9,742,400	5.25	1.32	-	-

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Equity --Continued

19.2.  Stock option plan -- Continued

(ii)   Tenda

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda, the stock option plans related to Tenda shares were transferred to Gafisa, responsible for share issuance. As of March 31, 2013, the amount of R$14,816, related to the reserve for granting options of Tenda is recognized under the account “Related Parties” of Gafisa.

In the quarter ended March 31, 2013 and in the years ended December 31, 2012, the Company did not grant options in connection with its stock option plans comprising common shares.

 (iii) AUSA

Changes in the stock options outstanding in the quarter ended March 31, 2013 and in the years ended December 31, 2012, including the respective weighted average exercise prices are as follows:

	3/31/2013
	Number of Options	Weighted average exercise price (R$)
Options outstanding at the beginning of the period	1,396,000	7.31
Options granted	-	-
Options exercised	-	-
Options expired	(46,801)	7.61
Options outstanding at the end of the period	1,349,269	7.30

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Equity --Continued

19.2.  Stock option plan -- Continued

As of March 31, 2013, the stock options outstanding and exercisable are as follows:

Options outstanding			Options exercisable
Number of Options	Weighted average remaining contractual life (years)	Weighted average exercise price(R$)	Number of Options	Weighted average exercise price(R$)

1,349,269	7.2	7.30	807,199	9.62

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 19 to the financial statements as of December 31, 2012.

20. Income and social contribution taxes

(i)      Current income and social contribution taxes

The reconciliation of the effective tax rate for the quarters ended March 31, 2013 and 2012 is as follows:

	Consolidated
	03/31/2013	03/31/2012
		(restated)
Loss before income and social contribution taxes, and statutory interest	(37,856)	(8,447)
Income tax calculated at the applicable rate - 34%	12,871	2,873
Net effect of subsidiaries whose taxable profit is calculated as a percentage of gross sales	(1,744)	12,141
Equity pick-up	7,416	9,849
Stock option plan	(1,670)	(2,214)
Other permanent differences	(10,975)	(4,609)
Charges on payables to venture partners	(3,692)	(1,822)
Tax benefits not recognized	(9,847)	(32,471)
	(7,641)	(16,253)
Effective rate of income and social contribution taxes	-	-
Tax expenses - current	(8,611)	(12,472)
Tax income/expenses - deferred	970	(3,781)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Income and social contribution taxes --Continued

(ii)   Deferred income and social contribution taxes

As of March 31, 2013 and December 31, 2012, deferred income and social contribution taxes are from the following sources:

	Company		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
Assets				(restated)
Provisions for legal claims	41,801	43,645	68,898	70,842
Temporary differences – PIS and COFINS deferred	8,046	7,477	18,018	18,682
Provisions for realization of non-financial assets	1,974	1,888	16,454	15,902
Temporary differences – CPC adjustment	21,433	22,370	38,442	36,668
Other provisions	41,392	42,481	103,182	109,962
Income and social contribution tax loss carryforwards	133,887	119,478	352,326	327,035
Tax credits from downstream acquisition	11,799	11,799	11,799	11,799
Differences between income taxed on cash basis and recorded on an accrual basis	-	4,132	-	11,656
Tax benefits not recognized	(224,604)	(222,279)	(537,245)	(527,398)
	35,728	30,991	71,874	75,148

Liabilities
Negative goodwill	(91,323)	(91,323)	(92,357)	(96,347)
Temporary differences –CPC adjustment	(2,859)	(3,594)	(2,859)	(3,594)
Differences between income taxed on cash basis and recorded on an accrual basis	(5,472)	-	(54,886)	(55,582)
	(99,654)	(94,917)	(150,102)	(155,523)

Total net	(63,926)	(63,926)	(79,405)	(80,375)

The Company has income and social contribution tax loss carryforwards for offset limited to 30% of annual taxable profit, which have no expiration, in the following amounts:

Company
03/31/2013			12/31/2012
Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total

Balance of income and social contribution tax loss carryforwards

393,785	393,785	-	351,406	351,406	-

Deferred tax asset (25%/9%)

98,446	35,441	133,887	87,852	31,627	119,479

Recognized deferred tax asset

20,145	7,392	27,537	20,145	7,252	27,397

Unrecognized deferred tax asset

78,301	28,049	106,350	67,707	24,375	92,082
Consolidated
03/31/2013			12/31/2012
Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total

			(restated)

Balance of income and social contribution tax loss carryforwards

1,036,253	1,036,253	-	961,866	961,866	-

Deferred tax asset (25%/9%)

259,063	93,263	352,326	240,467	86,568	327,035

Recognized deferred tax asset

21,561	7,762	29,323	22,647	8,153	30,800

Unrecognized deferred tax asset

237,502	85,501	323,003	217,820	78,415	295,042

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Income and social contribution taxes --Continued

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 20 to the financial statements as of December 31, 2012.

21. Financial instruments

The Company and its subsidiaries participate in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at liquidity, return and safety. The use of financial instruments with the objective of hedging is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The policy on control consists of permanently following up the contracted conditions in relation to the conditions prevailing in the market. The Company and its subsidiaries do not invest for speculation in derivatives or any other risky assets. The result from these operations is consistent with the policies and strategies devised by Company management. The Company and its subsidiaries operations are subject to the risk factors described below:

 (i)   Risk considerations

a)    Credit risk

There was no change in relation to the credit risks disclosed in Note 21(i)(a) to the financial statements as of December 31, 2012.

b)    Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency, index and interest rate risks to its operations, when considered necessary.

The Company holds derivative instruments to mitigate its exposure to index and interest volatility recognized at their fair value in income (loss) for the quarter. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments for purposes other than hedging.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

As of March  31, 2013, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity from June 2013 to June 2017. The derivative contracts are as follows:

Consolidated
		Reais	Percentage		Validity		Gain (loss) not realized by derivative instruments - net

Companies	Swap agreements (Fixed for CDI)	Face value	Original Index	Swap	Beginning	End	03/31/2013	12/31/2012
								(restated)
AlphavilleUrbanismo S/A	BancoVotorantim S.A.	90,000	Fixed 12.7901%	CDI 0.31%	09/28/2012	03/28/2013	-	2.198
AlphavilleUrbanismo S/A	BancoVotorantim S.A.	90,000	Fixed 12.0559%	CDI 0.31%	03/28/2013	09/30/2013	1,796	1.938
AlphavilleUrbanismo S/A	BancoVotorantim S.A.	90,000	Fixed 14.2511%	CDI 2.41%	09/30/2013	03/28/2014	1,257	1.641
AlphavilleUrbanismo S/A	BancoVotorantim S.A.	67,500	Fixed 12.6190%	CDI 0.31%	03/28/2014	09/30/2014	919	1.123
AlphavilleUrbanismo S/A	BancoVotorantim S.A.	67,500	Fixed 15.0964%	CDI 2.41%	09/30/2014	03/30/2015	756	923
AlphavilleUrbanismo S/A	BancoVotorantim S.A.	45,000	Fixed 11.3249%	CDI 0.31%	03/30/2015	09/30/2015	153	332
AlphavilleUrbanismo S/A	BancoVotorantim S.A.	45,000	Fixed 14.7577%	CDI 2.41%	09/30/2015	03/31/2016	320	414
AlphavilleUrbanismo S/A	BancoVotorantim S.A.	22,500	Fixed 10.7711%	CDI 0.31%	03/31/2016	09/30/2016	(8)	94
AlphavilleUrbanismo S/A	BancoVotorantim S.A.	22,500	Fixed 17.2387%	CDI 2.41%	09/30/2016	03/30/2017	309	436
Gafisa S/A	BancoVotorantim S.A.	110,000	Fixed 12.8779%	CDI 0.2801%	12/20/2012	06/20/2013	2,792	2.722
Gafisa S/A	BancoVotorantim S.A.	110,000	Fixed 12.1440%	CDI 0.2801%	06/20/2013	12/20/2013	1,955	2.366
Gafisa S/A	BancoVotorantim S.A.	110,000	Fixed 14.0993%	CDI 1.6344%	12/20/2013	06/20/2014	1,666	2.096
Gafisa S/A	BancoVotorantim S.A.	82,500	Fixed 11.4925%	CDI 0.2801%	06/20/2014	12/22/2014	656	865
Gafisa S/A	BancoVotorantim S.A.	82,500	Fixed 13.7946%	CDI 1.6344%	12/22/2014	06/22/2015	651	907
Gafisa S/A	BancoVotorantim S.A.	55,000	Fixed 11.8752%	CDI 0.2801%	06/22/2015	12/21/2015	312	492
Gafisa S/A	BancoVotorantim S.A.	55,000	Fixed 14.2672%	CDI 1.6344%	12/21/2015	06/20/2016	394	584
Gafisa S/A	BancoVotorantim S.A.	27,500	Fixed 11.1136%	CDI 0.2801%	06/20/2016	12/20/2016	39	170
Gafisa S/A	BancoVotorantim S.A.	27,500	Fixed 15.1177%	CDI 1.6344%	12/20/2016	06/20/2017	273	366
Gafisa S/A	Banco HSBC	100,000	123% CDI	Fixed 10.89%	10/31/2012	05/02/2016	(520)	-
							13,720	19.667

					Current		7.800	9,224
					Non-current		5.920	10,443

During the quarter ended March 31, 2013, the amount of R$2,351 (R$1,801 in 2012) in the Company’s statements and R$5,947 (R$2,737 in 2012) in the consolidated statements, which refers to net result of the interest swap transaction, was recognized in the “financial income” line in the statement of operations for the quarter, allowing correlation between the impact of such transactions and interest rate fluctuation in the Company’s balance sheet (Note 25).

The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific evaluation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction. Accordingly, the estimates above do not necessarily indicate the actual amounts to be realized upon the financial settlement of transactions.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

c)    Interest rate risk

There was no change in relation to the interest rate risks disclosed in Note 21(i)(c) to the financial statements as of December 31, 2012.

d)    Liquidity risk

There was no change in relation to the liquidity risks disclosed in Note 21(i)(d) to the financial statements as of December 31, 2012.

The maturities of the financial instruments such as loans, financing, suppliers, payables to venture partners and debentures are as follows:

	Company
Quarter ended March 31, 2013	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	345,880	633,289	160,117	-	1,139,286
Debentures (Note 13)	208,164	631,729	356,913	3,620	1,200,426
Payables to venture partners (Note 15)	113,781	14,823	4,712	-	133,316
Suppliers	58,797	-	-	-	58,797
	726,622	1,279,841	521,742	3,620	2,531,825

	Company
Year ended December 31, 2012	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	356,781	697,347	121,626	-	1,175,754
Debentures (Note 13)	184,279	629,358	360,262	-	1,173,899
Payables to venture partners (Note 15)	110,513	114,822	4,713	-	230,048
Suppliers	44,484	-	-	-	44,484
	696,057	1,441,527	486,601	-	2,624,185

	Consolidated
Quarter ended March 31, 2013	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Nota 12)	611,333	1,115,843	209,580	1,077	1,937,833
Debentures (Nota 13)	382,623	1,031,652	356,913	3,620	1,774,808
Payables to venture partners (Nota 15)	184,819	25,018	6,538	-	216,375
Suppliers	153,896	-	-	-	153,896
	1,332,671	2,172,513	573,031	4,697	4,082,912

	Consolidated
Year ended December 31, 2012	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
					(restated)
Loans and financing (Note 12)	613,973	1,098,920	191,641	-	1,904,534
Debentures (Note 13)	346,360	1,029,281	356,642	3,620	1,735,903
Payables to venture partners (Note 15)	161,373	153,892	8,441	-	323,706
Suppliers	154,763	-	-	-	154,763
	1,276,469	2,282,093	556,724	3,620	4,118,906

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

d)    Liquidity risk --Continued

Fair value classification

The Company uses the same classification disclosed in Note 21(i)(d) to the financial statements as of December 31, 2012 to determine and disclose the fair value of financial instruments by the valuation technique.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company, presented in the  Information as of March 31, 2013 and December 31, 2012:

	Company			Consolidated
	Fair value classification
As of March 31, 2013	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	6,608	-	-	432,502	-
Short-term investments (Note 4.2)	-	241,729	-	-	767,486	-
Derivative financial instruments (Nota 21.i.b)	-	8,217	-	-	13,720	-
Accounts receivable (Note 5)	-	1,088,941	-	-	3,232,177	-

	Company			Consolidated
	Fair value classification
As of December 31, 2012	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
					(restated)
Financial assets
Cash equivalents (Note 4.1)	-	65,290	-	-	368,503	-
Short-term investments (Note 4.2)	-	307,704	-	-	979,799	-
Derivative financial instruments (Note 21.i.b)	-	10,568	-	-	19,667	-
Accounts receivable (Note 5)	-	1,064,016	-	-	3,313,944	-

       In addition, we show the fair value classification of financial instruments liabilities:

	Company			Consolidated
	Fair value classification
As of March 31, 2013	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Loans and financing (Note 21.ii.a)	-	1,169,076	-	-	1,977,033	-
Debentures (Note 21.ii.a)	-	1,234,016	-	-	1,819,157	-
Payables to venture partners (Note 21.ii.a)	-	135,892	-	-	221,830	-
Suppliers	-	58,797	-	-	153,896	-

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

d)    Liquidity risk --Continued

Fair value classification --Continued

	Company			Consolidated
	Fair value classification
As of December 31, 2012	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
					(restated)
Financial assets
Loans and financing (Note 21.ii.a)	-	1,364,107	-	-	1,959,621	-
Debentures (Note 21.ii.a)	-	1,224,468	-	-	1,799,105	-
Payables to venture partners (Note 21.ii.a)	-	236,299	-	-	353,970	-
Suppliers	-	44,484	-	-	154,763	-

       In the quarter ended March 31, 2013 and the year ended December 31, 2012, there were not any transfers between the Levels 1 and 2 fair value valuation, nor transfers between Levels 3 and 2 fair value valuation.

       There was no change in relation to the other information disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2012.

(ii)   Fair value of financial instruments

a)    Fair value measurement

The Company uses the same methods and assumptions disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2012 in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

The main consolidated carrying amounts and fair values of financial assets and liabilities at March 31, 2013 and December 31, 2012 are as follows:

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(ii)   Fair value of financial instruments -- Continued

a)    Fair value measurement --Continued

	Company
	03/31/2013		12/31/2012
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	23,480	23,480	95,836	95,836
Short-term investments (Note 4.2)	241,729	241,729	307,704	307,704
Derivative financial instruments (Note 21.i.b)	8,217	8,217	10,568	10,568
Trade accounts receivable (Note 5)	1,088,941	1,088,941	1,064,016	1,064,016

Financial liabilities
Loans and financing (Note 12)	1,139,286	1,169,076	1,175,754	1,364,107
Debentures (Note 13)	1,200,426	1,234,016	1,173,899	1,224,468
Payables to venture partners (Note 15)	133,316	135,892	230,048	236,299
Suppliers	58,797	58,797	44,484	44,484

	Consolidated
	03/31/2013		12/31/2012
	Carrying amount	Fair value	Carrying amount	Fair value
			(restated)
Financial assets
Cash equivalents (Note 4.1)	676,158	676,158	587,956	587,956
Short-term investments (Note 4.2)	767,486	767,486	979,799	979,799
Derivative financial instruments (Note 21(i)(b))	13,720	13,720	19,667	19,667
Trade accounts receivable (Note 5)	3,232,177	3,232,177	3,313,944	3,313,944

Financial liabilities
Loans and financing (Note 12)	1,937,833	1,977,033	1,904,534	1,959,621
Debentures (Note 13)	1,774,808	1,819,157	1,735,903	1,799,105
Payables to venture partners (Note 15)	216,375	221,830	323,706	353,970
Suppliers	153,896	153,896	154,763	154,763

a)     Risk of debt acceleration

There was no change in relation to the risks of debt acceleration disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2012.

b)     Market risk

There was no change in relation to the market risks disclosed in Note 21(ii)(b) to the financial statements as of December 31, 2012.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments —Continued

(iii)   Capital stock management

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 21 (iii) to the financial statements as of December 31, 2012.

The Company considers the following in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables and obligations to venture partners less cash and cash equivalents and short-term investments:

	Company		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
				(restated)
Loans and financing (Note 12)	1,139,286	1,175,754	1,937,833	1,904,534
Debentures (Note 13)	1,200,426	1,173,899	1,774,808	1,735,903
Obligations assumed on assignment of receivables (Note 14)	112,821	132,783	250,048	290,299
Payables to venture partners (Note 15)	133,316	230,048	216,375	323,706
( - ) Cash and cash equivalents and short-term investments (Note 4.1 and 4.2)	(265,209)	(403,540)	(1,443,644)	(1,567,755)
Net debt	2,320,640	2,308,944	2,735,420	2,686,687
Equity	2,489,357	2,544,504	2,644,543	2,694,888
Equity and net debt	4,809,997	4,853,448	5,379,963	5,381,575

(iv)  Sensitivity analysis

The chart shows the sensitivity analysis of financial instruments for the period of one year, except swap contracts, which are analyzed through their due dates, describing the risks that may incur material losses on the Company’s result, as provided for by CVM, through Rule No. 475/08, in order to show a 25% and 50% increase/decrease in the risk variable considered.

As of March 31, 2013 and December 31, 2012, the Company has the following financial instruments:

a)  Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)  Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI, IPCA and TR;

c)  Trade accounts receivable, linked to the National Civil Construction Index (INCC).

To the sensitivity analysis of the interest rates of investments, loans and accounts receivables, the Company considered the CDI rate at 6.99%, the TR at 0.00%, the INCC rate at7.18%, the General Market Prices Index (IGP-M) at 8.05% and the National Consumer Price Index – Extended (IPCA) at 6.59%.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(iv)  Sensitivity analysis --Continued

The scenarios considered were as follows:

Scenario I: 50% increase in the risk variables used for pricing

Scenario II: 25% increase in the risk variables used for pricing

Scenario III: 25% decrease in the risk variables used for pricing

Scenario IV: 50% decrease in the risk variables used for pricing

As of March 31, 2013:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease50%

Short-term investments	Increase/decrease of CDI	31,463	15,731	(15,731)	(31,463)
Loans and financing	Increase/decrease of CDI	(32,577)	(16,288)	16,288	32,577
Debentures	Increase/decrease of CDI	(18,652)	(9,326)	9,326	18,652
Payables to venture partners	Increase/decrease of CDI	(3,301)	(1,650)	1,650	3,301
Derivative financial instruments	Increase/decrease of CDI	(25,609)	(13,015)	15,171	30,989

Net effect of CDI variation		(48,676)	(24,548)	26,704	54,056

Loans and financing	Increase/decrease of TR	-	-	-	-
Debentures	Increase/decrease of TR	-	-	-	-

Net effect of TR variation		-	-	-	-

Debentures	Increase/decrease of IPCA	(431)	(216)	216	431

Net effect of IPCA variation		(431)	(216)	216	431

Accounts receivable	Increase/decrease of INCC	84,404	42,202	(42,202)	(84,404)
Properties for sale	Increase/decrease of INCC	65,088	32,544	(32,544)	(65,088)

Net effect of INCC variation		149,492	74,746	(74,746)	(149,492)

Accounts receivable	Increase/decrease of IGP-M	26,516	13,258	(13,258)	(26,516)
Payables to venture partners	Increase/decrease of IGP-M	(2,301)	(1,151)	1,151	2,301

Net effect of IGP-M variation		24,215	12,107	(12,107)	(24,215)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments--Continued

(iv)  Sensitivity analysis --Continued

As of December 31, 2012:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease50%
		(restated)
Short-term investments	Increase/decrease of CDI	34,325	17,163	(17,163)	(34,325)
Loans and financing	Increase/decrease of CDI	(36,373)	(18,186)	18,186	36,373
Debentures	Increase/decrease of CDI	(18,158)	(9,079)	9,079	18,158
Payables to venture partners	Increase/decrease of CDI	(6,700)	(3,350)	3,350	6,700
Derivative financial instruments	Increase/decrease of CDI	(24,394)	(11,607)	16,898	32,823

Net effect of CDI variation		(51,300)	(25,059)	30,350	59,729

Loans and financing	Increase/decrease of TR	-	-	-	-
Debentures	Increase/decrease of TR	-	-	-	-

Net effect of TR variation		-	-	-	-

Debentures	Increase/decrease of IPCA	(370)	(185)	185	370

Net effect of IPCA variation		(370)	(185)	185	370

Accounts receivable	Increase/decrease of INCC	87,466	43,733	(43,733)	(87,466)
Properties for sale	Increase/decrease of INCC	67,826	33,913	(33,913)	(67,826)

Net effect of INCC variation		155,292	77,646	(77,646)	(155,292)

Accounts receivable	Increase/decrease of IGP-M	24,705	12,353	(12,353)	(24,705)
Payables to venture partners	Increase/decrease of IGP-M	(2,181)	(1,090)	1,090	2,181

Net effect of IGP-M variation		22,524	11,263	(11,263)	(22,524)

Embedded derivative

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 21 (iv) to the financial statements as of December 31, 2012.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

22. Related parties

22.1.  Balances with related parties

The balances between the Company and related companies are realized under conditions and prices established between the parties.

	Company		Consolidated
Current accounts	03/31/2013	12/31/2012	03/31/2013	12/31/2012
				(restated)
Assets
Current account:
Total SPEs	39,575	39,726	49,396	82,351
Condominium and consortia and thirty party’s works	72,305	73,559	72,305	73,559
Loan receivable	86,077	80,327	121,423	115,089
Dividends receivable	43,209	43,209	-	-
	241,166	236,821	243,124	270,999

Current portion	155,089	156,494	121,701	155,910
Non-current	86,077	80,327	121,423	115,089

Liabilities
Current account:
Condominium and consortia	(1,980)	-	(1,980)	-
Purchase/sale of interests	(36,810)	(36,172)	(36,810)	(36,172)
Total SPEs and Tenda	(369,566)	(437,042)	(37,549)	(93,082)
	(408,356)	(473,214)	(76,339)	(129,254)

Current portion	(408,356)	(473,214)	(76,339)	(129,254)

The composition, nature and condition of loan receivable by the Company is shown below:

	Company
	03/31/2013	12/31/2012	Nature	Interest rate

Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	6,404	7,108	Construction	12% p.a. + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	15,919	15,330	Construction	12% p.a. + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	2,672	2,605	Construction	3% p.a. + CDI
Gafisa SPE 46Emp. Imobiliários Ltda.	918	884	Construction	12% p.a. + IGPM
Gafisa SPE 71 Emp. Imobiliários Ltda.	5,186	4,992	Construction	3% p.a. + CDI
Gafisa SPE 76 Emp. Imobiliários Ltda.	3,523	3,435	Construction	4% p.a. + CDI
AcquarelleCivilcorpIncorporações Ltda.	357	-	Construction	12% p.a. + IGPM
Manhattan Residencial I	14	13	Construction	10% p.a. + TR
Manhattan Comercial I	127	344	Construction	10% p.a. + TR
Manhattan Residencial II	49,329	44,708	Construction	10% p.a. + TR
Manhattan Comercial II	61	14	Construction	10% p.a. + TR
Scena Laguna - Tembok Planej. e Desenv. Imob. Ltda.	1,567	894	Construction	12% p.a. + IGPM
Total Company	86,077	80,327

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

22. Related parties --Continued

22.1.  Balances with related parties--Continued

	Consolidated
	03/31/2013	12/31/2012	Nature	Interest rate
		(restated)
Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	6,404	7,108	Construction	12% p.a. + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	15,919	15,330	Construction	12% p.a. + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	2,672	2,605	Construction	3% p.a. + CDI
Gafisa SPE-46Emp. Imobiliários Ltda.	918	884	Construction	12% p.a. + IGPM
Gafisa SPE-71 Emp. Imobiliários Ltda.	5,186	4,992	Construction	3% p.a. + CDI
Gafisa SPE- 76 Emp. Imobiliários Ltda.	3,523	3,435	Construction	4% p.a. + CDI
Acquarelle - CivilcorpIncorporações Ltda.	357	-	Construction	12% p.a. + IGPM
Manhattan Residencial I	14	13	Construction	10% p.a. + TR
Manhattan Comercial I	127	344	Construction	10% p.a. + TR
Manhattan Residencial II	49,329	44,708	Construction	10% p.a. + TR
Manhattan Comercial II	61	14	Construction	10% p.a. + TR
Scena Laguna - Tembok Planej. E Desenv. Imob. Ltda.	1,567	894	Construction	12% p.a. + IGPM
Fit Jardim Botanico SPE Emp. Imob. Ltda.	17,352	17,190	Construction	113.5% of 126.5% of CDI
Fit 09 SPE Emp. Imob. Ltda.	6,519	6,354	Construction	120% of 126.5% of CDI
Fit 19 SPE Emp. Imob. Ltda.	3,978	3,977	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	3,294	3,224	Construction	113.5% of 126.5% of CDI
Ac Participações Ltda.	3,450	3,264	Construction	12% p.a. + IGPM
Outros	753	753	Construction	Several
Total consolidated	121,423	115,089

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 22 to the financial statements as of December 31, 2012.

22.2.  Endorsements, guarantees and sureties

The financial transactions of the wholly-owned subsidiaries or special purpose entities of the Company have the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, except certain specific cases in which the Company provides guarantees for its partners in the amount of R$1,712,234, as of March 31, 2013 (R$1,991,658 as of December 31, 2012 (restated)).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

23.     Net operating revenue

	Company		Consolidated
	03/31/2013	03/31/2012	03/31/2013	03/31/2012
				(restated)
Gross operating revenue
Real estate development, sale and barter transactions	325,587	355,046	681,216	816,232
(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5)	3,965	-	36,586	88,549
Taxes on sale of real estate and services	(27,285)	(42,024)	(49,211)	(73,097)
Net operating revenue	302,267	313,022	668,591	831,684

24. Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	03/31/2013	03/31/2012	03/31/2013	03/31/2012
Cost of real estate development and sale:				(restated)
Construction cost	(137,083)	(165,384)	(317,597)	(346,848)
Land cost	(69,150)	(43,529)	(87,106)	(75,293)
Development cost	(9,845)	(8,042)	(30,373)	(106,996)
Capitalized financial charges (Note 12)	(15,420)	(20,885)	(34,228)	(34,759)
Maintenance / warranty	(3,014)	(5,640)	(10,426)	(7,647)
Provision for cancelled contracts (Note 5)	-	-	(30,585)	(83,469)
	(234,512)	(243,480)	(510,315)	(655,012)

Commercial expenses:
Product marketing expenses	(12,409)	(9,718)	(30,614)	(24,037)
Brokerage and sale commission	(11,900)	(9,319)	(29,358)	(23,050)
Corporate marketing expenses	(1,728)	(1,353)	(4,262)	(3,347)
Customer Relationship Management expenses	(1,571)	(1,230)	(3,875)	(3,042)
Other	(941)	(738)	(2,325)	(1,825)
	(28,549)	(22,358)	(70,434)	(55,301)

General and administrative expenses:
Salaries and payroll charges	(13,310)	(11,591)	(36,648)	(35,792)
Employee benefits	(899)	(778)	(2,549)	(2,433)
Travel and utilities	(673)	(1,065)	(2,302)	(5,225)
Services	(3,316)	(3,779)	(9,828)	(9,255)
Rents and condominium fees	(1,620)	(1,276)	(3,750)	(3,582)
IT	(1,227)	(1,088)	(2,624)	(2,857)
Organizational development	(294)	-	(601)	-
Stock option plan (Note 19.2)	(4,629)	(6,034)	(4,914)	(6,513)
Reserve for profit sharing (Note 26.iii)	(4,900)	(6,250)	(12,547)	(13,327)
Other	494	(1,130)	(1,186)	(2,401)
	(30,374)	(32,991)	(76,949)	(81,385)

Other income (expenses), net:
Expenses with lawsuits (Note 17)	(3,444)	(3,756)	(7,501)	(8,964)
Equity pick-up in unincorporated venture (“SCP”)	(344)	861	-	-
Other	(226)	908	3,538	(928)
	(4,014)	(1,987)	(3,963)	(9,892)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25. Financial income

	Company		Consolidated
	03/31/2013	03/31/2012	03/31/2013	03/31/2012
Financial income				(restated)
Income from financial investments	4,814	2,098	17,117	11,405
Financial income on loans (Note 22)	2,054	1,838	2,816	2,371
Interest income	245	158	848	727
Other financial income	93	77	2,750	1,325
	7,206	4,171	23,531	15,828
Financial expenses
Interest on funding, net of capitalization (Note 12)	(35,204)	(43,943)	(43,559)	(47,007)
Amortization of debenture cost	(980)	(866)	(1,053)	(926)
Payables to venture partners	-	-	(10,544)	(8,251)
Banking expenses	(2,064)	1,242	(3,107)	212
Derivative transactions (Note 21 (i) (b))	(2,351)	1,801	(5,947)	2,737
Discount in securitization transaction	(2,629)	(720)	(6,021)	(7,270)
Offered discount and other financial expenses	(6,091)	(3,147)	(9,602)	(5,390)
	(49,319)	(45,633)	(79,833)	(65,895)

26. Transactions with management and employees

(i)    Management compensation

The amounts recorded in the account “general and administrative expenses” for the quarters ended March 31, 2013 and 2012, related to the compensation of the Company’s key management personnel are as follows:

	Management compensation
Quarter ended March 31, 2013	Board of Directors	Statutory Board	Total	Fiscal Council

Number of members	9	6	15	3
Annual fixed compensation (in R$)	473	967	1,440	34
Salary / Fees	463	900	1,363	34
Direct and indirect benefits	10	67	77	-
Monthly compensation (in R$)	158	322	480	11
Total compensation	473	967	1,440	34

	Management compensation
Quarter ended March 31, 2012	Board of Directors	Statutory Board	Total	Fiscal Council

Number of members	9	6	15	3
Annual fixed compensation (in R$)	420	842	1,262	34
Salary / Fees	420	790	1,210	34
Direct and indirect benefits	-	52	52	-
Monthly compensation (in R$)	35	281	316	11
Total compensation	420	842	1,262	34

The maximum aggregate compensation of the Company’s management and Fiscal Council for the year 2013, was established at R$18,586, as approved at the Annual Shareholders’ Meeting held on April 19, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

26. Transactions with management and employees --Continued

(ii)   Sales

In the quarter ended March 31, 2013, the total sales of units sold in 2013 to the Management is R$2,405 (zero in the quarter ended March 31, 2012 (restated)) and the total receivables is R$6,458 (R$5,471 as of December 31, 2012).

(iii)   Profit sharing

As of March 31, 2013, the Company recorded an expense for profit sharing amounting to R$4,900 in the Company’s statement (R$6,250 in 2012) and R$12,547 in the consolidated statement (R$13,327 in 2012) under the heading “General and Administrative Expenses” (Note 24). Of this amount, R$3,700 refers to expenses for profit sharing of the statutory boards of the Company.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 26 to the financial statements as of December 31, 2012.

27. Insurance

For the period ended March 31, 2013, insurance contracts were not subject to significant changes in relation to those disclosed in Note 27 to the financial statements as of December 31, 2012.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

28. Loss per share

The following table shows the calculation of basic and diluted loss per share. In view of the losses for the quarters, shares with dilutive potential are not considered, because the impact would be antidilutive.

	03/31/2013	03/31/2012
Basic and diluted numerator
Undistributed loss	(55,473)	(31,515)
Undistributed loss, available for the holders of common shares	(55,473)	(31,515)

Basic and diluted denominator (in thousands of shares)
Weighted average number of shares	431,975	432,099

Basic and diluted loss per share in Reais	(0.1284)	(0.0729)

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 28 to the financial statements as of December 31, 2012.

29. Segment information

The quarterly information of the business segments of the Company is as follows:

				Consolidated
	Gafisa S.A. (i)	Tenda	AUSA	03/31/2013
Net operating revenue	367,284	140,265	161,042	668,591
Operating costs	(279,517)	(149,888)	(80,910)	(510,315)

Gross profit	87,767	(9,623)	80,132	158,276

Depreciation and amortization	(6,486)	(2,923)	(888)	(10,297)
Financial expenses	(60,325)	(7,771)	(11,737)	(79,833)
Financial income	8,228	10,702	4,601	23,531
Tax expenses	(2,915)	(3,521)	(1,205)	(7,641)

Net income (loss) for the quarter	(40,492)	(43,853)	28,872	(55,473)

Customers (short and long term)	1,680,148	840,168	711,861	3,232,177
Inventories (short and long term)	1,171,301	840,146	248,192	2,259,639
Other assets	1,044,465	1,561,548	432,545	3,038,558

Total assets	3,895,914	3,241,862	1,392,598	8,530,374

Total liabilities	3,672,460	1,406,138	807,233	5,885,831

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29. Segment information--Continued

				Consolidated
	Gafisa S.A. (i)	Tenda	AUSA	03/31/2012
				(restated)
Net operating revenue	420,258	293,846	117,580	831,684
Operating cost	(328,449)	(274,789)	(51,774)	(655,012)

Gross profit (loss)	91,809	19,057	65,806	176,672

Depreciation and amortization	(14,625)	(2,276)	(542)	(17,443)
Financial expenses	(45,705)	(7,605)	(12,585)	(65,895)
Financial income	5,106	7,712	3,010	15,828
Tax expenses	(9,721)	(4,083)	(2,449)	(16,253)

Net income (loss) for the quarter	(22,411)	(30,730)	21,626	(31,515)

	Gafisa S.A. (i)	Tenda	AUSA	12/31/2012
				(restated)
Customers (short and long term)	1,626,767	1,005,261	681,916	3,313,944
Inventories (short and long term)	936,631	966,376	272,697	2,175,704
Other assets	1,464,033	1,333,533	427,448	3,225,014

Total assets	4,027,431	3,305,170	1,382,061	8,714,662

Total liabilities	3,765,144	1,424,551	830,079	6,019,774

 (i)   Includes all direct subsidiaries, except Tenda and AlphavilleUrbanismo S.A.

       The other explanation related to this note was  not subject to significant changes in relation to those reported in Note 29 to the financial statements as of December 31, 2012.

30. Real estate ventures under construction – information and commitments

In order to enhance its notes and in line with items 20 and 21 of ICPC 02, the Company describes below some information on ventures under construction as of March 31, 2013:

30.1     The contracted sales revenue deducted from the appropriated sales revenue is the unappropriated sales revenue (net revenue calculated by the continuous transfer approach, according to OCPC 04). The unappropriated sales revenue of ventures under construction plus the accounts receivable of completed ventures plus the advance from clients less cumulative receipts, comprise the receivables from developments, as follows:

Ventures under construction:
Contracted sales revenue (*)	7,549,758
Appropriated sales revenue (A) (**)	(4,202,101)
Unappropriated sales revenue (B) (*)	3,347,657

Completed ventures (C)	2,115,876

Cumulative receipts (D) (**)	(2,967,237)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitments--Continued

Advances from clients
Appropriated revenue surplus (Note 18) (E)	163,619

Total accounts receivable from developments (Note 5) (-A+C+D+E)	3,514,359

 (*)Information other than accounting considered in the scope of independent auditors only to support the review related to the reasonableness of the appropriated sales revenue recognized using the percentage-of-completion method (PoC).

(**)Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of operations for the quarter.

The information on unappropriated sales revenue and contracted sales revenue do not include ventures that are subject to restriction due to a suspensive clause, the legal period of 180 days in which the Company can cancel a development and therefore is not appropriated to profit or loss.

The real estate development revenue from units sold and under construction of real estate development is appropriated to statement of operations over the construction period of ventures, in compliance with the requirements of item 14 of CPC 30 – Revenue.

30.2     As of March 31, 2013, the total cost incurred and to be incurred in connection with units sold or in inventory, estimated until the completion of ventures under construction, is as follows:

Ventures under construction:

Incurred cost of units in inventory (Note 6)	808,563
Estimated cost to be incurred with units in inventory (*)	1,229,082
Total estimated cost incurred and to be incurred with units in inventory (a)(F)	2,037,645

Estimated cost of units sold (*) (G)	5,187,663
Incurred cost of units sold (H) (**)	(3,157,926)
Unappropriated estimated cost of units sold (*) (I)	2,029,737

Total cost incurred and to be incurred (F+G)	7,225,308

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitments --Continued

(a) The amount of R$530,050 refers to units of cancelled developments which contracts are not yet cancelled with the respective customers.

(*)Information other than accounting considered in the scope of independent auditors only to support the review related to the reasonableness of the appropriated sales revenue recognized using the percentage-of-completion method (PoC).

(**)Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of operations for the quarter.

30.3     As of March 31, 2013, the estimated income to be earned until the completion of ventures under construction in connection with units sold is as follows:

Unappropriated sales revenue (B)	3,347,657
Unappropriated barter for land	84,539
3,432,196

Unappropriated cost of units sold (I)	(2,029,737)
Estimated profit	1,402,459

Information other than accounting considered in the scope of independent auditors only to support the review related to the reasonableness of the appropriated sales revenue recognized using the percentage-of-completion method (PoC).

The estimated profit shown does not consider the tax effects or the present value adjustment, and the costs of lands, financial charges and guarantees, which will be carried out as at the extent they are realized.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitment--Continued

30.4     As of March 31, 2013, the retained profit of ventures under construction in connection with units sold is as follows:

Appropriated sales revenue (A) (**)	4,202,101
Appropriated barter for land (**)	285,821
4,487,922

Incurred cost of units sold (H) (**)	(3,157,926)
Profit (**)	1,329,996

(**)Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of operations for the quarter.

The above profit is gross of taxes and present value adjustment (AVP).

30.5  The Company shows below a table of the percentage of asset related to the Company’s ventures that are included in the structures of equity segregation of the purchase as of March 31, 2013.

03/31/2013		12/31/2012
		(restated)
Total assets included in the structures of equity segregation of the purchase (*)	8,521,927	8,705,392
Total consolidated assets	8,530,374	8,714,662
Percentage	99.90%	99.89%

(*)Total assets of the Company, except for the Gafisa Vendas subsidiary, a company that sells the ventures of Gafisa. Regarding the ventures of subsidiaries, the follow-up of the cash and cash equivalents and corporate debts are carried out through the National Corporate Taxpayers’ Registry (CNPJ) of the company and not separately by venture.

31. Communication with regulatory bodies

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 31 to the financial statements as of December 31, 2012.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Analysis of strategic options for Alphaville

       On September 10, 2012, the Company published a material fact announcing that it had begun an analysis of strategic options for the Alphaville business to maximize shareholder value. The process to capture this value may involve Alphaville’s going public, the sale of a stake in the company or even maintenance of its current condition. Gafisa contracted a financial and strategic advisor for analysis of available options for the business in the best interest of its shareholders and will inform the market as soon as a decision on this matter has been made. On March 27, 2013, the application for public company registry with the CVM was filed.

In the quarter ended March 31, 2013, there was no change in the arbitration process initiated by the noncontrolling interests of AUSA, according to the material fact disclosed on July 3, 2012, and Note 9 to the financial statements as of December 31, 2012.

33. Subsequent events

a)    Annual Shareholders’ Meeting

On April 10, 2013, the Annual Shareholders’ Meeting of the subsidiary Tenda was held, in which the following main resolutions were taken: (i) approval of the financial statements for the year ended December 31, 2012; (ii) payment into court of the undistributed dividends in view of the loss for the year ended December 31, 2012; (iii) setting of the annual aggregate amount to be distributed among its key management personnel and Fiscal Council members; and (iv) election of members to the Fiscal Council.

On April 15, 2013, the Annual Shareholders’ Meeting of AUSA was held, in which the following main resolutions were taken: (i) approval of the financial statements for the year ended December 31, 2012; (ii) approval of the full allocation of the net income for the year ended December 31, 2012; (iii) reelection of the Board of Directors members; and (iv) setting of the annual aggregate amount to be distributed among its key management personnel and Fiscal Council members; and (v) election of members to the Fiscal Council.

On April 19, 2013, the Annual Shareholders’ Meeting of the Company was held, in which the following main resolutions were taken: (i) approval of the financial statements for the year ended December 31, 2012; (ii) payment into court of the undistributed dividends in view of the loss for the year ended December 31, 2012; (iii) setting of the annual aggregate amount to be distributed among its key management personnel and Fiscal Council members; and (iv) election of members to the Fiscal Council.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33. Subsequent events-- Continued

b)    Scheduled renegotiation of the Fifth placement of debentures

On April 12, 2013, with the re-ratification on April 18, 2013, the Board of Directors approved the conditions to be offered to the debentureholders of the Fifth placement 2nd series because of the renegotiation scheduled as provided for in the Indenture, considering that these conditions are identical to those effective in the Indenture. On these same dates the conditions to debentureholders were disclosed and they may accept them and hold the debenture until maturity or refuse them, the right of acquisition by the Issuer been assured.

On May 6, 2013, the Company made the payment of interests provided for in the Indenture of the Debentures of the Fifth placement, series 1 and 2, and acquired all the debentures that opted for the non renegotiation in the amount of R$130,203.

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

Comments on Company’s Business projections

OUTLOOK

First-quarter 2013 launches totaled R$308 million, a 34% decrease compared to 1Q12. The result represents 10% of the mid-point of full-year launch guidance of R$ 2.7 to R$ 3.3 billion and is broadly in keeping with the proportion of full-year launches historically occurring in the first quarter.Gafisa is expected to represent 42% of 2013 launches, Alphaville 46% and Tenda the remaining 12%.

Table 58.Launch Guidance – 2013 Estimates

	Guidance (2013E)	Actual numbers 1Q13A
ConsolidatedLaunches	R$2.7 – R$3.3 bi	307mn
Breakdownby Brand
Launches Gafisa	R$1.15 – R$1.35bi	83mn
Launches Alphaville	R$1.3 – R$1.5bi	111mn
Launches Tenda	R$250 – R$450mn	114mn

Given the focus on cash generation in 2012, Gafisa enters 2013 with a comfortable liquidity position and capital structure, having restructured debt and diversified funding sources and cash facilities. As of March 31, 2013, the net debt and investor obligations to equity ratio was 94%.

Table 59. Guidance Leverage (2013E)

	Guidance (2013)	Actual number 1Q13A
Consolidated	95%	94%

The Company expects an adjusted EBITDA margin in the range of 12% - 14% in 2013, as margins continue to be impacted by (1) the resolution of Tenda legacy projects, including the delivery of around 7,000 units in 2013, and (2) the delivery of lower margin projects launched by Gafisa in non core markets, expected to be substantially concluded in 2013.

Tabela 60. GuidanceAdjusted EBITDA Margin (2013E)

	Guidance (2013)	Actual number 1Q13A
Consolidated	12% - 14%	10%

The Gafisa Group plans to deliver between 13,500 and 17,500 units in 2013, of which 27% will be delivered by Gafisa, 46% by Tenda and the remaining 27% by Alphaville.Going forward, the Company expects to achieve full-year delivery guidance in line with an anticipated increase in deliveries in the coming quarters.

Table 61.Other Relevant Operational Indicators – Delivery Estimates 2013E

	Guidance (2013E)	Actual numbers 1Q13A
ConsolidatedAmounts	13,500 – 17,500	1,300
Deliveryby Brand
# Gafisa Delivery	3,500 – 5,000	86
# AlphavilleDelivery	3,500 – 5,000	419
# Tenda Delivery	6,500 – 7,500	795

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

Other information deemed relevant by the Company

1.   SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

	3/31/2013

	Common shares

Shareholder	Shares	%

Treasury shares	1,599,486	0.37
FUNCEF – Fundação dos Economiários Federais	23,835,800	5.50
Outstanding shares	407,774,493	94.12

Total shares	433,229,779	100.00%

	3/31/2012

	Common shares

Shareholder	Shares	%

Treasury shares	599,486	0.14
Outstanding shares	432,100,073	99.86

Total shares	432,699,559	100.00%

As per material fact released on June 8, 2012 regarding the Third Phase of the Investment Agreement and Other Covenants entered into on October 2, 2006 (“Investment Agreement”), which established rules and conditions for Gafisa acquiring and holding shares of the corporate capital of AlphavilleUrbanismo S.A. (“AUSA”), the Company informs that the final amount of the operation (acquisition of remaining 20%) was established as R$359.0 million which will be settled by the issuance of an estimated 70,251,551 common shares, issued by Gafisa, as set forth in the Investment Agreement. The number of shares that will be issued to settle this transaction is going to be decided in an arbitration process, initiated by the other shareholders of AUSA, as per material fact release on July 3, 2012. In case of issuance of 70,251,551 common shares of Gafisa to the other shareholders of AUSA, these shareholders of AUSA will receive 13.96% of Gafisa’s total capital stock and will become relevant shareholders of Gafisa.

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

Other information deemed relevant by the Company

2.   SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	3/31/2013

	Common shares

	Shares	%

Shareholders holding effective control of the Company
Board of Directors	383,313	0.09
Executive directors	1,120,722	0.26
Fiscal council	-	-
Executive control, board members, officers and fiscal council	1,504,035	0.35

Treasury shares	1,599,486	0.37
Outstanding shares in the market (*)	430,126,258	99.28

Total shares	433,229,779	100.00%

	3/31/2012

	Common shares

	Shares	%

Shareholders holding effective control of the Company
Board of Directors	1,281,546	0.30
Executive directors	1,051,684	0.24
Fiscal council	-	-
Executive control, board members, officers and fiscal council	2,333,230	0.54

Treasury shares	599,486	0.14
Outstanding shares in the market (*)	429,766,843	99.32

Total shares	432,699,559	100.00%

(*) Excludes shares of effective control, management, board and in treasury.

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

Reports and statements \ Management statement of interim financial information

Management statement of interim financial information

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. NaçõesUnidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the quarter ended March 31, 2013; and

ii)   Management has reviewed and agreed with the interim information for the quarter ended March 31, 2013.

Sao Paulo, May 10th, 2013.

GAFISA S.A.

Management

(A free translation from the original in Portuguese into English)

Quarterly financial information – 03/31/2013 – Gafisa S.A.

Reports and Statements \

Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. NaçõesUnidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the quarter ended March 31, 2013; and

ii)   Management has reviewed and agreed with the interim information for the quarter ended March 31, 2013.

Sao Paulo, May 10th, 2013

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 28, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer